Exhibit 99.1

GOVERNMENT OF ALBERTA

Annual Report

Government of Alberta

2020-2021

●	Budget 2020 Key Results

●	Consolidated Financial Statements

●	Performance Results

This is the report to Albertans on Budget 2020: A plan for jobs and the economy.

It is a permanent public record of the revenue, expense and results achieved by the Government of Alberta for the 2020–21 fiscal year.

The Government of Alberta 2020–21 Annual Report consists of three parts:

•	Budget 2020 Key Results, which provide a description and variance analysis of government’s revenue, spending, assets and liabilities.

•	Consolidated Financial Statements, which provide an overall accounting of the government’s revenue and spending, and assets and liabilities.

•	Performance Results, which reports on the progress that has been made towards achieving the government’s goals.

Annual reports for each ministry have also been published, providing additional detailed information on performance and financial results.

Copyright © 2021

Government of Alberta 2020–21 Annual Report

ISBN 978-1-4601-5124-2 (PDF)

ISSN 2291-6431 (online)

www.alberta.ca

Preface

The Public Accounts of Alberta are prepared in accordance with the Financial Administration Act and the Fiscal Planning and Transparency Act. The Public Accounts consist of the Annual Report of the Government of Alberta and the annual reports of each of the 20 ministries.

This Annual Report of the Government of Alberta contains Budget 2020 Key Results, the audited

Consolidated Financial Statements and Performance Results, which compares actual performance results to desired results set out in the government’s strategic plan.

The annual reports of ministries are released concurrently with the Annual Report of the Government of Alberta. The ministry annual reports contain the financial information of the ministries and a comparison of actual performance results to desired results set out in the ministries’ business plans. Each ministry annual report also includes:

•	Financial statements of entities making up the ministry which includes regulated funds, provincial agencies and Crown-controlled corporations for which the minister is responsible;

•	Other financial information as required by the Financial Administration Act and the Fiscal Planning and Transparency Act, as separate reports, to the extent that the ministry has anything to report;

•	Financial information relating to accountable organizations and trust funds.

Government of Alberta | Annual Report 2020–2021	1

Preface		1

Table of Contents		2

Budget 2020 Key Results		5

Financial Highlights		7

Fiscal Summary		7

Revenue Highlights		8

Expense Highlights		9

Statement of Financial Position		10

Financial Indicators and Risks		11

Historical Fiscal Summary 2008-09 to 2020-21		12

Consolidated Financial Statements of the Province of Alberta		13

Table of Contents		15

Management’s Responsibility for the Consolidated Financial Statements		17

Independent Auditor’s Report		18

Consolidated Statement of Operations		21

Consolidated Statement of Financial Position		22

Consolidated Statement of Change in Net Debt		23

Consolidated Statement of Cash Flows		24

Notes to the Consolidated Financial Statements		25
1	Summary of Significant Accounting Policies and Reporting Practices	25
2	Valuation of Financial Assets and Liabilities	33
3	Financial Risk Management and Derivatives	34
4	Contractual Rights	37
5	Contingent Assets	37
6	Contractual Obligations and Commitments	38
7	Contingent Liabilities	39
8	Trust and Other Funds Under Administration	41
9	Subsequent Event	42
10	Comparative Figures	42

2	Government of Alberta | Annual Report 2020–2021

Schedules to the Consolidated Financial Statements		43
1	Revenues	43
2	Revenues by Source by Ministry	44
3	Expenses by Object by Ministry	45
4	Cash and Cash Equivalents	46
5	Accounts Receivable and Advances	46
6	Portfolio Investments	47
7	Endowment Funds	48
8	Equity in Government Business Enterprises	49
9	Loans Receivable.	56
10	Accounts Payable and Other Accrued Liabilities	58
11	Debt	58
12	Pension Plans and Other Defined Benefit Plans	62
13	Deferred Contributions	69
14	Tangible Capital Assets	70
15	Adjustments to Net Assets	71
16	Over-expenditure of Spending Authorities	72
17	Listing of Organizations	73

Glossary (Unaudited)		78

Performance Results		81

Management’s Responsibility for Reporting		84

Executive Overview		85

Priority One: Supporting Job Creation		89

Priority Two: Making Life Better for Albertans		100

Priority Three: Standing Up for Alberta		110

Performance Indicators – Sources and Notes		116

Government of Alberta | Annual Report 2020–2021	3

BLANK PAGE

4	Government of Alberta | Annual Report 2020–2021

Budget 2020 Key Results

Government of Alberta | Annual Report 2020–2021	5

Budget 2020 Key results

Financial Highlights	7

Fiscal Summary	7

Revenue Highlights	8

Expense Highlights	9

Statement of Financial Position	10

Financial Indicators and Risks	11

Historical Fiscal Summary, 2008-09 to 2020-21	12

6	Government of Alberta | Annual Report 2020–2021

Financial Highlights

Budget 2020 was introduced in February 2020, just prior to the declaration by the World Health Organization of a global pandemic, the largest public health crisis in a century. The COVID-19 pandemic caused the biggest global economic crisis since the 1930s and a collapse in oil prices. The response from Alberta’s government prioritized protecting the lives and livelihoods of Albertans, adding $500 million to the Health budget and pausing various planned fiscal restraint initiatives. Fighting the COVID-19 pandemic and planning for recovery significantly impacted 2020-21 results.

The 2020-21 deficit was $17 billion, $4.8 billion higher than the 2019-20 deficit, and $9.7 billion more than estimated in Budget 2020.

Total Revenue was $43.1 billion, $3.1 billion lower than 2019-20 and $6.9 billion lower than budget.

Change from 2019-20. Decreases of $2.8 billion in non-renewable resource revenue, $1.5 billion in tax revenue and $0.3 billion in other revenue were partly offset by increases of $1.5 billion in federal government transfers and $0.1 billion from government business enterprise (GBE) net income.

Change from Budget. Decreases of $3.3 billion in tax revenue, $2.4 billion from GBEs, $2 billion in non-renewable resource revenue, and $0.5 billion in other revenue, were partly offset by a $1.4 billion increase in federal transfers.

Total Expense was $60.1 billion, $1.7 billion greater than 2019-20 and $2.8 billion more than estimated in budget.

Change from 2019-20. Increases of $1.6 billion in health function expense, $1.4 billion in other expense and $0.3 billion in debt servicing costs and pension provisions, were partly offset by decreases of $1.1 billion in education and social services expense and $0.4 billion for crude-by-rail divestment.

Change from Budget. Increases of $1.2 billion in health function expense, $1.9 billion in other expense, and $0.6 billion in pension provisions, crude-by-rail and debt servicing costs, were partly offset by decreases of $0.9 billion in education and social services function expense.

Net Financial Debt. At March 31, 2021, net financial debt was $59.5 billion, a deterioration of $19.4 billion from the $40.1 billion net financial debt reported for March 31, 2020.

Fiscal Summary
(millions of dollars)				Change from
	2020-21		2019-20		2019-20

	Budget	Actual	Actual	Budget	Actual
Revenue

Income and other taxes	22,887	19,578	21,098	(3,309)	(1,520)
Non-renewable resource revenue	5,090	3,091	5,937	(1,999)	(2,846)
Transfers from Government of Canada	9,110	10,532	9,072	1,422	1,460
Investment income	2,630	2,643	2,828	13	(185)
Net income / (loss) from government business enterprises	2,358	(83)	(225)	(2,441)	142
Other revenue (incl. premiums, fees and licences)	7,920	7,376	7,514	(544)	(138)

Total Revenue	49,996	43,137	46,224	(6,859)	(3,087)

Expense by Function [a]
Health	22,768	23,984	22,408	1,216	1,576
Education	14,731	14,134	14,971	(597)	(837)
Social Services	6,211	5,919	6,203	(292)	(284)
Other expense (includes $750 million contingency)	11,506	13,415	12,027	1,909	1,388

Total Program Expense	55,216	57,452	55,609	2,236	1,843

Debt servicing costs	2,505	2,486	2,235	(19)	251
Pension provisions / (recovery)	(415)	(282)	(334)	133	52
Crude-by-rail	-	443	866	443	(423)

Total Expense	57,306	60,099	58,376	2,793	1,723

Surplus / (Deficit)	(7,310)	(16,962)	(12,152)	(9,652)	(4,810)

Net Financial Debt	(48,592)	(59,528)	(40,144)	(10,936)	(19,384)

[a]

2019-20 numbers have been re-classified among functions following re-organizations and other adjustments. Total expense is unchanged. The “Other” categories of expense by function are identified in the Statement of Operations, page 21 of the Consolidated Financial Statements.

Government of Alberta | Annual Report 2020–2021	7

Revenue Highlights

•	Total 2020-21 revenue was $43.1 billion. This was $3.1 billion lower than in 2019-20, and a decrease of $6.9 billion from the Budget 2020 estimate.

•	Personal and corporate income tax revenue was $14.3 billion, comprising $11.3 billion in personal (PIT) and $3 billion in corporate (CIT). PIT was $1.3 billion lower than budget but essentially unchanged from 2019-20 mainly due to COVID-19 impacts on employment and household incomes. CIT was down $1.1 billion from 2019-20 and $1.5 billion from budget due mainly to the pandemic’s impacts on corporate profits and oil prices.

•	Other tax revenue was $5.3 billion in 2020-21 comprising: $2.5 billion in education property tax (the 2020 requisition was lowered to be the same as in 2019), $1.1 billion in fuel tax and $1.7 billion in other taxes. Other tax revenue was down $0.5 billion from budget, mainly due to lower consumption and activity arising from COVID-19, and to the education property tax requisition reduction. Revenue was $0.5 billion lower than in 2019-20 also, from the pandemic impacts and elimination of the carbon tax.

•	Non-renewable resource revenue was $3.1 billion. This was a $2.8 billion decrease from 2019-20 and $2 billion from budget. The decline was primarily due to the global impact of COVID-19 on oil demand and prices. Although demand and prices began improving in the second half of the fiscal year, drilling activity remained low as companies focused on strengthening their balance sheets. The West Texas Intermediate price averaged US$42.32 per barrel (/bbl) in 2020-21, down $12.53/bbl from 2019-20 and $15.79/ bbl from the budget estimate. The light-heavy oil price differential averaged US$10.58/bbl in 2020-21, $4.24 narrower than in 2019-20, but the lower oil prices muted the positive impacts.

•	Transfers from the Government of Canada were $10.5 billion in 2020-21, a $1.4 billion increase from both 2019-20 and budget. The increase was almost entirely due to added COVID-19 supports, such as the $1.3 billion Safe Restart Agreement, $0.3 billion Safe Return to Class, and funding for labour market and site rehabilitation programs and critical worker benefits.

•	Investment income was $2.6 billion, slightly lower than 2019-20 but in line with budget.

•	Government business enterprise (GBE) net income was negative $83 million in 2020-21, $2.4 billion lower than budget, primarily due to a $1.3 billion loss on the Keystone XL pipeline investment and guarantees, a net $0.5 billion loss on Sturgeon Refinery operations, $0.5 billion lower Alberta Gaming, Liquor and Cannabis gaming net income, and $0.2 billion decrease in Balancing Pool income. GBE net income was $0.1 billion higher than 2019-20.

•	Other revenue totalled $7.4 billion in 2020-21, down $0.5 billion from budget and $0.1 billion from 2019-20, primarily due to lower SUCH sector revenue (schools, universities, colleges and health entities), including tuition and other fees, fundraising and sales, the waiver of Alberta Energy Regulator levies, and reduced fine and penalty revenue from less activity. These were partially offset by higher timber royalties and fees, elevated by strong North American lumber prices, and higher refunds of prior-years’ expense accruals mainly in Health and from Municipal Affairs disaster recovery programs.

8	Government of Alberta | Annual Report 2020–2021

Expense Highlights

•	Total expense in 2020-21 was $60.1 billion. This includes the $0.4 billion cost to divest the crude-by-rail program.

•	Health function expense was $24 billion. This was $1.6 billion more than 2019-20, and $1.2 billion more than Budget 2020 (with $500 million added in the budget approval process), mainly due to funding added for the COVID-19 response. This included funding for costs of personal protective equipment and distribution of vaccines, assistance to long-term and designated supportive living facilities, critical worker benefits, addiction and mental health programming, and rapid testing. These were partly offset by decreases of $0.4 billion in physician fee-for-service payments, from fewer appointments, and $0.1 billion in other costs, from reduced acute care and other activity, suspension of elective surgeries and fewer emergency room visits.

•	Total education expense was $14.1 billion in 2020-21, $0.8 billion lower than it was in 2019-20 and $0.6 billion from Budget 2020. This comprises $8.3 billion for K-12 education and $5.9 billion for post-secondary education, including skills and training programs. The decrease from 2019-20 reflects lower requirements for post-secondary institution operations, shifts to on-line classes in K-12 system, and lower K-12 student enrolments due to the COVID-19 pandemic. The decrease from budget was primarily from the K-12 system.

•	Social services function expense in 2020-21 was $5.9 billion, down nearly $0.3 billion from budget and 2019-20. The decrease was primarily due to caseload reductions in Employment and Income Support as a result of clients accessing federal income supports during the pandemic. There was also reduced activity related to child care, child intervention, Alberta Child Benefit and services for disabled individuals.

•	Other expense was $13.9 billion, $1 billion higher than 2019-20 and $2.3 billion more than budget. The increases were due mainly to the Small and Medium Enterprise Relaunch

Grant, which supported businesses required to temporarily close or curtail operations because of public health orders, critical worker benefits, site rehabilitation, economic stimulus initiatives for municipalities and for clean energy and industrial energy efficiency projects from Technology Innovation and Emissions Reduction funding, and waiving half of Workers Compensation Board premiums for small and medium sized businesses.

•	Debt servicing costs were $2.5 billion, an increase of $0.3 billion from 2019-20, reflecting higher borrowing, but on track with the budget estimate primarily due to very low rates.

•	Public sector pension plan liabilities decreased by $0.3 billion to $8.6 billion at March 31, 2021. The unfunded liability represents the amount the pension obligations (expected future payments to retirees) exceed the fair value of pension plan assets. Changes to the projected obligation result from revised assumptions mainly about life expectancy, inflation, investment performance or interest rates, and require a corresponding change in expense: an expense when the liability increases, or a negative expense when the liability decreases.

Government of Alberta | Annual Report 2020–2021	9

Statement of

Financial Position

•	At March 31, 2021, liabilities exceeded financial and non-financial assets by $5.8 billion. This was a deterioration of $17.2 billion from the positive net assets of $11.4 billion on March 31, 2020, mainly due to a $19.2 billion increase in debt.

•	Financial assets were $78.1 billion, $1.7 billion higher than on March 31, 2020, mainly due to higher cash and cash equivalents, Heritage and endowment fund investments and accounts receivable, partly offset by a $1.9 billion reduction in GBE equity.

•	Liabilities were $137.6 billion at the end of the 2020-21 fiscal year, $21.1 billion higher than in 2019-20, mainly due to a $19.2 billion increase in debt. Taxpayer-supported debt and P3 liabilities were $93 billion, $18.9 billion higher than reported on March 31, 2020. The remaining $18.4 billion in direct borrowing relates to lending to local authorities, including to the SUCH sector, and to Agriculture Financial Services Corporation activity. In both cases, debt proceeds are on-lent to local authorities and the agriculture sector, and offsetting assets (loans receivable) are reported in financial assets.

•	Capital / other non-financial assets, net of spent deferred capital contributions (DCC), amounted to $53.8 billion after 2020-21, $2.2 billion above 2019-20, reflecting $4.5 billion in capital asset acquisition, a $0.5 billion decrease in inventories of supplies, less $2.6 billion in amortization and asset disposals and a $0.1 billion increase in the DCC liability. Major capital investment included:

•	$1.5 billion for the highway network, consisting of $0.9 billion for the ring roads, primarily the west and southwest portions of the Calgary Ring Road, $0.2 billion for highway twinning, widening and expansion, and $0.5 billion on maintenance and renewal.

•	$1.2 billion for health facilities and equipment, with the following projects completed: Fort McMurray Residential Facility-Based Continuing Care Centre (Willow Square), Medicine Hat Regional Hospital Redevelopment and two Affordable Supportive Living Initiative projects representing 56 affordable supportive living and long-term care spaces.

•	$0.5 billion for schools and assets in the K-12 education system, including $0.4 billion for school construction and modernization and $0.1 billion for school capital maintenance and renewal. Of the 311 school projects announced since 2011, 247 have been completed, including 20 in 2020-21.

•	$0.3 billion for Skills for Jobs. This included funding of $60 million for the U of C MacKimmie Complex, $49 million for the U of A Dentistry Pharmacy renewal, and $120 million in post-secondary institution self-funded projects.

Summary Statement of Financial Position
(millions of dollars)	at March 31
	2021 Actual	2020 Actual	Change from 2020
Financial Assets
Cash and cash equivalents	16,412	15,325	1,087
Portfolio investments	32,509	31,014	1,495
Government business enterprise equity / (deficit)	(822)	1,105	(1,927)
Other	29,987	28,937	1,050
	78,086	76,381	1,705
Liabilities
Debt	111,693	92,438	19,255
Pension liabilities	8,636	8,918	(282)
Other	17,285	15,169	2,116
	137,614	116,525	21,089
Net Financial Debt	(59,528)	(40,144)	(19,384)
Capital / Other Non-financial Assets	57,110	54,801	2,309
Spent deferred capital contributions	(3,343)	(3,231)	(112)
Net Assets / (Liabilities)	(5,761)	11,426	(17,187)
Change in Net Assets	(17,187)	(11,841)

10	Government of Alberta | Annual Report 2020–2021

Financial Indicators and Risks

•	Net financial debt was $59.5 billion, or $13,450 per Albertan on March 31, 2021, a deterioration of $72.6 billion since March 31, 2015, when net financial assets were $13.1 bilion. Alberta’s economy was in recession in 2015 and 2016, and had not fully recovered when COVID-19 hit.

•	Revenue in 2014-15 was $49.5 billion, and in the six years since then it has been quite volatile, from a high of $49.6 billion in 2018-19 to a low of $42.3 billion in 2016-17.

•	Expense was $48.4 billion in 2014-15, and is now $60.1 billion, although some of this is due to various COVID-19 pandemic initiatives. Expense was $58.4 billion in 2019-20.

•	Alberta relies heavily on revenue that is volatile and unpredictable, including non-renewable resources, corporate income tax and investment income. Since 2004-05, these have accounted for up to 55% of total revenue. Over the last five years they have averaged 25%, and in 2020-21 are at 20%. Some causes are described below.

•	Oil prices are impacted by global supply and demand. An increasing focus on climate-related concerns is becoming a significant factor for both. Alberta also has faced market access issues, impacting prices Alberta producers receive. Factors influencing demand include global economic growth, pipeline or refinery outages, speculative trading and desire for alternative energy sources. Supply is impacted by OPEC + agreements, US producer responses to price swings, drilling and investment decisions, now influenced by Environmental, Social and Governance metrics, geopolitical events, economic sanctions, or weather related disruptions. WTI prices averaged US$42.32 per barrel in 2020-21, the lowest average price since 2003-04, due to global economic impacts of the COVID-19 pandemic.

•	Higher interest rates typically discourage business investment, harming government revenue and increasing debt servicing costs. Rates are going to increase from current historical lows.

•	A higher exchange rate decreases the value of exports and negatively impacts government revenue. The exchange rate was 0.8 cents below the budget estimate.

•	Equity markets are affected by a wide range of factors, such as strength in global economies, commodity price fluctuations, and interest rates.

•	Deterioration in corporate profits negatively impacts revenue and can be difficult to predict as taxable income can vary significantly due to discretionary deductions or prior-year losses that can be carried forward or back. Corporate income tax revenue was down significantly in 2020-21 due to the pandemic.

•	To address the revenue and expense uncertainty, a $750 million voted, transferable contingency was introduced in Budget 2019, replacing the previous non-voted $450 million allocation for disasters and emergencies. Alternative revenue scenarios were also provided in the Fiscal Plan.

•	During 2020-21, the government established three fiscal anchors to guide planning: keeping the net debt to GDP ratio well below 30%; lowering spending to the average per capita level of comparable Canadian provinces; setting a timeframe for balancing the budget once the COVID-19 pandemic is beaten.

•	Alberta’s Recovery Plan provides a blueprint to fuel economic recovery and support job creation. It includes specific sector strategies, key infrastructure projects, acceleration of the corporate income tax rate reduction, and red tape reduction. The goal is to attract investment and diversify Alberta’s economy, including using our expertise in the evolving energy sector.

•	These highlights should be read in conjunction with the budget and quarterly updates https://www. alberta.ca/budget-documents.aspx.

Government of Alberta | Annual Report 2020–2021	11

Historical Fiscal Summary, 2008-09 to 2020-21 a

(millions of dollars)

		1	2	3	4	5	6	7	8	9	10	11	12	13

		2008-09	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15	2015-16	2016-17	2017-18	2018-19	2019-20	2020-21
Statement of Operations
	Revenue
1	Personal income tax	8,708	7,877	7,631	8,563	9,621	10,537	11,042	11,357	10,763	10,775	11,874	11,244	11,257
2	Corporate income tax	4,252	4,754	3,334	3,678	4,756	5,488	5,796	4,195	3,769	3,448	4,871	4,107	3,037
3	Other tax revenue	3,817	3,746	3,820	4,099	4,333	4,500	4,598	5,168	5,649	6,538	6,833	5,747	5,285
4	Resource revenue	11,915	6,768	8,428	11,636	7,779	9,578	8,948	2,789	3,097	4,980	5,429	5,937	3,091
5	Investment income	(1,888)	3,541	2,486	2,168	2,595	3,423	3,113	2,544	3,698	3,126	2,349	2,828	2,643
6	Premiums, fees and licences	3,356	2,857	2,922	2,931	3,184	3,437	3,564	3,574	3,701	3,839	3,911	3,929	4,021
7	Other own-source revenue	4,587	4,627	4,903	5,128	5,234	5,412	6,438	5,850	3,637	6,983	6,292	3,360	3,272
8	Total own-source revenue	34,747	34,170	33,524	38,203	37,502	42,375	43,499	35,477	34,314	39,689	41,559	37,152	32,605
9	Federal transfers	4,578	5,342	5,452	5,192	5,042	7,059	5,982	7,142	7,979	7,606	8,013	9,072	10,532
10	Total Revenue	39,325	39,512	38,976	43,395	42,544	49,434	49,481	42,619	42,293	47,295	49,572	46,224	43,137
	Expense by Function
11	Health	13,674	14,636	15,393	16,284	17,254	17,967	19,366	20,115	20,687	21,239	21,921	22,408	23,984
12	Basic / advanced education	10,438	11,067	11,362	11,951	12,394	12,782	13,103	13,673	14,110	14,471	14,848	14,971	14,134
13	Social services	3,417	3,807	4,129	4,278	4,641	4,668	4,548	4,752	5,198	5,592	5,867	6,203	5,919
14	Other program expense	10,386	9,834	9,443	9,853	10,528	12,970	11,031	10,375	12,607	13,189	11,866	12,893	13,858
15	Total program expense	37,915	39,344	40,327	42,366	44,817	48,387	48,048	48,915	52,602	54,491	54,502	56,475	57,895
16	Debt servicing costs	208	214	472	509	530	601	722	776	1,018	1,420	1,971	2,235	2,486
17	Pension provisions	2,133	430	439	634	296	748	(404)	(630)	(543)	(593)	(190)	(334)	(282)
18	Total Expense	40,256	39,988	41,238	43,509	45,643	49,736	48,366	49,061	53,077	55,318	56,283	58,376	60,099
19	Surplus / (Deficit)	(931)	(476)	(2,262)	(114)	(3,099)	(302)	1,115	(6,442)	(10,784)	(8,023)	(6,711)	(12,152)	(16,962)
Capital Plan [b]		7,943	8,000	7,544	6,884	6,062	5,770	6,181	6,558	6,578	9,021	6,057	5,545	6,896

Statement of Financial Position (at March 31)
20	Heritage / endowment funds	16,900	17,077	17,500	17,936	18,176	18,562	18,860	19,262	19,836	20,306	20,700	20,670	21,090
21	Contingency Account	16,822	14,983	11,192	7,497	3,326	4,658	6,529	3,625	2,299	1,661	6,342	-	-
22	Other financial assets	28,868	30,338	30,799	32,972	34,734	40,039	40,688	40,990	44,152	49,010	48,701	55,711	56,996
23	Taxpayer-supported Capital Plan liabilities	(880)	(2,888)	(3,199)	(3,442)	(4,594)	(8,724)	(11,922)	(19,040)	(23,769)	(29,339)	(33,597)	(37,188)	(42,733)
24	Taxpayer-supported operating debt / pre-1992 TPP debt	(1,160)	(2,279)	(2,015)	(1,676)	(1,426)	(1,333)	(1,053)	(1,024)	(10,751)	(19,227)	(29,060)	(36,954)	(50,303)
25	Self-supported debt	(7,921)	(9,300)	(11,010)	(12,707)	(14,116)	(15,775)	(16,592)	(17,373)	(17,822)	(17,848)	(18,134)	(18,066)	(18,389)
26	Total Debt [c]	(9,961)	(14,467)	(16,224)	(17,825)	(20,136)	(25,832)	(29,567)	(37,437)	(52,342)	(66,414)	(80,791)	(92,208)	(111,425)
27	Pension obligations	(10,239)	(9,483)	(9,922)	(10,556)	(10,852)	(11,600)	(11,196)	(10,566)	(10,023)	(9,430)	(9,240)	(8,918)	(8,636)
28	Other liabilities	(10,689)	(11,131)	(11,692)	(11,033)	(10,793)	(12,795)	(12,260)	(11,955)	(12,823)	(14,477)	(13,189)	(15,399)	(17,553)
29	Net Financial Assets / (Debt)	31,701	27,317	21,653	18,991	14,455	13,032	13,054	3,919	(8,901)	(19,344)	(27,477)	(40,144)	(59,528)
30	Capital / non-fin. assets - less defer. contrib. starting 2012-13	30,275	34,217	37,607	40,122	39,517	40,839	42,197	44,623	46,622	49,015	50,744	51,570	53,767
31	Net Assets [d]	61,976	61,534	59,260	59,113	53,972	53,871	55,251	48,542	37,721	29,671	23,267	11,426	(5,761)

Energy prices and exchange rate
32	Oil price (WTI US$/bbl)	85.94	70.71	83.38	97.33	92.07	99.05	80.48	45.00	47.93	53.69	62.77	54.85	42.32
33	Heavy oil price (WCS @ Hardisty; Cdn$/bbl)	74.36	66.08	66.70	80.72	68.48	80.11	70.78	40.86	44.67	50.38	51.65	53.14	41.42
34	Natural gas price (ARP; Cdn$/GJ)	6.97	3.58	3.28	2.98	2.28	3.28	3.51	2.21	2.01	1.82	1.34	1.39	2.10
35	Exchange rate (US¢/Cdn$)	89.6	91.9	98.4	100.7	99.9	95.0	88.0	76.5	76.2	78.0	76.3	75.2	75.7

a Numbers are not strictly comparable over time due to numerous accounting policy changes. 2019-20 expense by function have been re-classified following re-organizations and other adjustments.

b Reflects capital grants and other support included in expense, and capital investment in government-owned assets not included in expense. Capital investment adds to capital assets, which are depreciated over time through amortization expense. Numbers c for 2008-09 to 2013-14 are estimates as details required to consolidate SUCH sector capital spending with full accuracy are not readily available.

c Does not include capital lease liabilities, or debt issued on behalf of government business enterprises which is reported on a net equity basis in Other Financial Assets.

d The change in net assets / (debt) does not match the surplus / (deficit) exactly in most years, due to various balance sheet adjustments, most of which are minor. A significant adjustment reducing net assets by $2 billion was made in 2012-13, to recognize the accumulated deferred capital contribution liability when the accounting standard was adopted.

12	Government of Alberta | Annual Report 2020–2021

Consolidated Financial Statements

13

BLANK PAGE

14

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS OF THE PROVINCE OF ALBERTA

Management’s Responsibility for the Consolidated Financial Statements		17

Independent Auditor’s Report		18

Consolidated Statement of Operations		21

Consolidated Statement of Financial Position		22

Consolidated Statement of Change in Net Debt		23

Consolidated Statement of Cash Flows		24

Notes to the Consolidated Financial Statements

1	Summary of Significant Accounting Policies and Reporting Practices	25

2	Valuation of Financial Assets and Liabilities	33

3	Financial Risk Management and Derivatives	34

4	Contractual Rights	37

5	Contingent Assets	37

6	Contractual Obligations and Commitments	38

7	Contingent Liabilities	39

8	Trust and Other Funds Under Administration	41

9	Subsequent Event	42

10	Comparative Figures	42

Schedules to the Consolidated Financial Statements

1	Revenues	43

2	Revenues by Source by Ministry	44

3	Expenses by Object by Ministry	45

4	Cash and Cash Equivalents	46

5	Accounts Receivable and Advances	46

6	Portfolio Investments	47

7	Endowment Funds	48

8	Equity in Government Business Enterprises	49

9	Loans Receivable.	56

10	Accounts Payable and Other Accrued Liabilities	58

11	Debt	58

Government of Alberta | Annual Report 2020–2021	15

CONSOLIDATED FINANCIAL STATEMENTS

Table of Contents, continued

Schedules to the Consolidated Financial Statements (continued)

12	Pension Plans and Other Defined Benefit Plans	62

13	Deferred Contributions	69

14	Tangible Capital Assets	70

15	Adjustments to Net Assets	71

16	Over-expenditure of Spending Authorities	72

17	Listing of Organizations	73

Glossary (Unaudited)		78

16	Government of Alberta | Annual Report 2020–2021

CONSOLIDATED FINANCIAL STATEMENTS

Management’s Responsibility

for the Consolidated Financial Statements

The consolidated financial statements are prepared by the Controller under the general direction of the Deputy Minister of Treasury Board and Finance as authorized by the President of Treasury Board and Minister of Finance pursuant to the Financial Administration Act. The consolidated financial statements are prepared in accordance with Canadian Public Sector Accounting Standards, and of necessity include some amounts that are based on estimates and judgments. As required by the Fiscal Planning and Transparency Act, the consolidated financial statements are included in the consolidated annual report of the Province of Alberta that forms part of the Public Accounts.

To fulfill its accounting and reporting responsibilities, management maintains systems of financial management and internal control which give consideration to costs, benefits and risks, and which are designed to:

•

Provide reasonable assurance that transactions are properly authorized, executed in accordance with prescribed legislation and regulations, and properly recorded so as to maintain accountability for public money, and

•	Safeguard the assets and properties of the Province of Alberta under government administration.

Under the Financial Administration Act, deputy heads are responsible for the collection of revenue payable to the Crown, and for making and controlling disbursements with respect to their departments. They are also responsible for prescribing the accounting systems to be used in their departments. In order to meet government accounting and reporting requirements, the Controller obtains information relating to departments, regulated funds, provincial agencies, and Crown-controlled corporations, including schools, universities, colleges, technical institutes, Alberta Health Services and other health entities from ministries as necessary.

The consolidated financial statements are reviewed by the Audit Committee established under the Auditor General Act. The Audit Committee advises the Lieutenant Governor in Council on the scope and results of the Auditor General’s audit of the consolidated financial statements of the Province.

The Auditor General of Alberta provides an independent opinion on the consolidated financial statements. The duties of the Auditor General in that respect are contained in the Auditor General Act.

Annually, the consolidated annual report is tabled in the Legislature as a part of the Public Accounts and is referred to the Standing Committee on Public Accounts of the Legislative Assembly.

Approved by:

Athana Mentzelopoulos

Deputy Minister of Treasury Board and Finance

Dan Stadlwieser, CPA, CA

Controller

Edmonton, Alberta

June 21, 2021

Government of Alberta | Annual Report 2020–2021	17

CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditor’s Report

To the Members of the Legislative Assembly

Report on the Consolidated Financial Statements

Opinion

I have audited the consolidated financial statements of the Province of Alberta, which comprise the consolidated statement of financial position as at March 31, 2021, and the consolidated statements of operations, change in net debt, and cash flows for the year then ended, and notes and schedules to the consolidated financial statements, including a summary of significant accounting policies.

In my opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Province of Alberta as at March 31, 2021, and the results of its operations, its changes in net debt, and its cash flows for the year then ended in accordance with Canadian public sector accounting standards.

Basis for opinion

I conducted my audit in accordance with Canadian generally accepted auditing standards. My responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of my report. I am independent of the Province of Alberta in accordance with the ethical requirements that are relevant to my audit of the consolidated financial statements in Canada, and I have fulfilled my other ethical responsibilities in accordance with these requirements. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Other information

Management is responsible for the other information. The other information comprises the information included in the 2020-21 Government of Alberta Annual Report (but does not include the consolidated financial statements and my auditor’s report thereon), and the 2020-21 Final Results Year-end Report.

My opinion on the consolidated financial statements does not cover the other information identified above and I do not and will not express any form of assurance conclusion thereon. In connection with my audit of the consolidated financial statements, my responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or my knowledge obtained in the audit, or otherwise appears to be materially misstated.

I obtained the 2020-21 Government of Alberta Annual Report prior to the date of my auditor’s report. If, based on the work I have performed on the 2020-21 Government of Alberta Annual Report , I conclude that there is a material misstatement of this other information, I am required to report that fact. I have nothing to report in this regard.

18	Government of Alberta | Annual Report 2020–2021

CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditor’s Report, continued

The 2020-21 Final Results Year-end Report is expected to be made available to me after the date of my auditor’s report. If, based on the work I will perform on the 2020-21 Final Results Year-end Report, I conclude that there is a material misstatement of this other information, I am required to report that fact to those charged with governance.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with Canadian public sector accounting standards, and for such internal control as management determines is necessary to enable the preparation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Province of Alberta’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless an intention exists to liquidate or to cease operations, or there is no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Province of Alberta’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

My objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes my opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, I exercise professional judgment and maintain professional skepticism throughout the audit. I also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for my opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Province of Alberta’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

Government of Alberta | Annual Report 2020–2021	19

CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditor’s Report, continued

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Province of Alberta’s ability to continue as a going concern. If I conclude that a material uncertainty exists, I am required to draw attention in my auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify my opinion. My conclusions are based on the audit evidence obtained up to the date of my auditor’s report. However, future events or conditions may cause the Province of Alberta to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities and business activities within the Province of Alberta’s consolidated financial statements, to express an opinion on the consolidated financial statements. I am responsible for the direction, supervision and performance of the group audit. I remain solely responsible for my audit opinion.

I communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that I identify during my audit.

I also provide those charged with governance with a statement that I have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on my independence, and where applicable, related safeguards.

In accordance with the Auditor General Act, I am responsible to report the independent opinion on the consolidated financial statements of the Province of Alberta completed by my office.

[Original signed by W. Doug Wylie FCPA, FCMA, ICD.D]

Auditor General

June 21, 2021

Edmonton, Alberta

20	Government of Alberta | Annual Report 2020–2021

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Operations

Year Ended March 31
	2021		2020
	Budget	Actual	Actual
	In millions

Revenues (Schedules 1 and 2)

Income taxes	$17,105	$14,293	$15,351

Other taxes	5,782	5,285	5,747

Non-renewable resource revenue	5,090	3,091	5,937

Transfers from Government of Canada	9,110	10,532	9,072

Net income/(loss) from government business enterprises (Schedule 8)	2,358	(83)	(225)

Net investment income	2,630	2,643	2,828

Premiums, fees and licences	4,194	4,021	3,929

Other	3,727	3,355	3,585

	49,996	43,137	46,224

Expenses by function (Schedule 3)

Health	22,768	23,984	22,477

Education	14,731	14,134	14,879

Social services	6,211	5,919	6,248

Agriculture, resource management and economic development	1,934	3,222	2,700

Crude by Rail	-	443	866

General government	2,678	2,814	2,659

Regional planning and development	1,533	2,482	1,384

Protection of persons and property	2,494	1,966	2,337

Transportation, communications and utilities	1,691	1,506	1,487

Environment	582	826	799

Recreation and culture	373	320	387

Housing	221	279	252

Debt servicing costs	2,505	2,486	2,235

Pension recovery (Schedule 12)	(415)	(282)	(334)

	57,306	60,099	58,376

Annual deficit	(7,310)	(16,962)	(12,152)

Net assets at beginning of year – as previously reported	11,426	11,426	23,267

Adjustments to net assets (Schedule 15)	-	(225)	311

Net assets/(liabilities) at end of year	$4,116	$(5,761)	$11,426

The accompanying notes and schedules are part of these consolidated financial statements.

Government of Alberta | Annual Report 2020–2021	21

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

As at March 31
	2021	2020
	In	millions

Financial assets

Cash and cash equivalents (Schedule 4)	$16,412	$ 15,325

Accounts receivable and advances (Schedule 5)	9,305	8,733

Portfolio investments (Schedule 6)

Operating	29,845	28,403

Endowments (Schedule 7)	2,664	2,611

(Deficit)/equity in government business enterprises (Schedule 8)	(822)	1,105

Loans receivable (Schedule 9)	20,638	20,171

Inventories for resale and other	44	33

	78,086	76,381

Liabilities

Accounts payable and other accrued liabilities (Schedule 10)	14,616	13,877

Debt (Schedule 11)	111,693	92,438

Pension liabilities (Schedule 12)	8,636	8,918

Unspent deferred contributions (Schedule 13)	2,669	1,292

	137,614	116,525

Net debt	(59,528)	(40,144)

Non-financial assets

Tangible capital assets (Schedule 14)	55,855	54,066

Prepaid expenses	369	358

Inventories of supplies and other	886	377

	57,110	54,801

Net (liabilities)/assets before spent deferred capital contributions	(2,418)	14,657

Spent deferred capital contributions (Schedule 13)	3,343	3,231

Net (liabilities)/assets	$(5,761)	$ 11,426

Contractual rights and obligations (Notes 4 and 6)

Contingent assets and liabilities (Notes 5 and 7)

The accompanying notes and schedules are part of these consolidated financial statements.

22	Government of Alberta | Annual Report 2020–2021

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Change in Net Debt

Year Ended March 31
	2021		2020
	Budget	Actual	Actual
		In millions

Annual deficit	$(7,310)	$(16,962)	$(12,152)

Acquisition of tangible capital assets	(4,536)	(4,287)	(3,677)

Additions to public private partnerships, capital leases, donated capital assets and other	(151)	(206)	(189)

Amortization of tangible capital assets	2,715	2,627	2,578

Net loss on disposal and adjustments of tangible capital assets	-	39	122

Proceeds on sale of tangible capital assets	-	38	25

Decrease/(increase) in inventory of supplies	5	(509)	(12)

(Increase)/decrease in prepaid expenses	-	(11)	260

Increase in spent deferred capital contributions	129	112	67

Change in accumulated unrealized (losses)/gains (Schedule 8)	-	(207)	349

Other (Schedule 15)	-	(18)	(38)

Increase in net debt	(9,148)	(19,384)	(12,667)

Net debt at beginning of year	(40,144)	(40,144)	(27,477)

Net debt at end of year	$(49,292)	$(59,528)	$(40,144)

The accompanying notes and schedules are part of these consolidated financial statements.

Government of Alberta | Annual Report 2020–2021	23

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

Year Ended March 31
	2021	2020
	In	millions

Operating transactions

Annual deficit	$(16,962)	$ (12,152)

Non-cash items

Amortization of tangible capital assets	2,627	2,578

Deferred contributions recognized as revenue	(1,917)	(1,941)

Pension recovery	(282)	(334)

Net loss from government business enterprises	83	225

Other non-cash items included in annual deficit	291	(291)

	(16,160)	(11,915)

(Increase)/decrease in accounts receivable and advances, inventories, prepaids and other assets	(2,970)	571

Increase in accounts payable and other accrued liabilities	672	2,283

Distribution from government business enterprises	1,696	2,129

Cash applied to operating transactions	(16,762)	(6,932)

Capital transactions

Acquisition of tangible capital assets	(4,287)	(3,677)

Proceeds on sale of tangible capital assets	38	25

Cash applied to capital transactions	(4,249)	(3,652)

Investing transactions

Purchases of portfolio investments	(8,658)	(9,463)

Disposals of portfolio investments	7,280	10,185

Loans made	(2,304)	(2,285)

Repayment of loans	1,705	2,245

Cash provided by/(applied to) investing transactions	(1,977)	682

Financing transactions

Retirement of direct borrowings	(27,329)	(33,513)

Issuance of direct borrowings	48,204	42,382

Contributions restricted for capital and operations	3,299	2,032

Repayment of liabilities under capital leases and public private partnerships	(99)	(65)

Cash provided by financing transactions	24,075	10,836

Increase in cash and cash equivalents	1,087	934

Cash and cash equivalents at beginning of year	15,325	14,391

Cash and cash equivalents at end of year	$16,412	$ 15,325

The accompanying notes and schedules are part of these consolidated financial statements.

24	Government of Alberta | Annual Report 2020–2021

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

NOTE 1	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND REPORTING PRACTICES

These consolidated financial statements are prepared in accordance with Canadian Public Sector Accounting Standards (PSAS).

(a)	REPORTING ENTITY

The consolidated financial statements of the Province of Alberta (Province) include the accounts of organizations that meet the criteria of control as established under PSAS. The consolidated financial statements also include the accounts of the Offices of the Legislative Assembly.

A list of organizations included in these consolidated financial statements can be found in Schedule 17.

(b)	METHOD OF CONSOLIDATION

The accounts of government sector entities, except those designated as government business enterprises, are consolidated using the line-by-line method. Under this method, accounting policies of the consolidated entities are adjusted to conform to government accounting policies and the results of each line item in their financial statements (revenue, expense, assets and liabilities) are included in the Province’s results. Revenue, expense, capital, investing and financing transactions, as well as related asset and liability balances between consolidated entities have been eliminated.

Schools and some post-secondary institutions (PSI), government business enterprises and government organizations have year ends that are other than March 31. The significant transactions of these organizations that have occurred during the period between their year ends and the Province’s year end of March 31, 2021, have been recorded in these financial statements. In 2020-21, two PSIs changed their fiscal year end from June 30 to March 31 to coincide with the fiscal year of the Province. The Province’s financial statements include adjustments to reflect these two PSI’s balances as at March 31. Organizations that the Province controls for reporting purposes through its consolidated organizations, but that do not meet the materiality threshold of $6 million in assets, liabilities, revenues or expenses after eliminating inter-entity transactions and balances, are not consolidated in these financial statements. These organizations are reviewed annually to determine if they meet the materiality threshold and after two years of exceeding the threshold will be considered for consolidation.

The accounts of provincial agencies designated as government business enterprises (Schedule 8) are accounted for on the modified equity basis, with the equity being computed in accordance with International Financial Reporting Standards (IFRS). Under the modified equity method, the accounting policies of government business enterprises are not adjusted to conform to those of the government. Inter-entity revenue and expense transactions and related asset and liability balances are not eliminated except for inter-entity gains and losses, which are eliminated on assets and liabilities remaining within the government reporting entity at the financial statement date.

(c)	BUDGET AND LEGISLATIVE AUTHORITY

PSAS require that financial statements contain a comparison of the actual and budgeted results for the year. The Province’s fiscal plan is prepared in accordance with the Fiscal Planning and Transparency Act consistent with the scope and accounting policies used in the Province’s consolidated financial statements. The Fiscal Plan documents, which describe the Province’s budget for the 2021 fiscal year, were tabled in the Legislature on February 27, 2020, and revised on March 20, 2020 due to the declaration of COVID-19 pandemic.

Government of Alberta | Annual Report 2020–2021	25

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	continued

(d)	FUTURE CHANGES IN ACCOUNTING STANDARDS

The Public Sector Accounting Board (PSAB) has extended the effective dates for the adoption of the accounting standards in response to the COVID-19 pandemic. The effective dates of PS 3450 Financial Instruments and PS 3280 Asset Retirement Obligations have been extended to April 1, 2022, and the effective date of PS 3400 Revenue has been extended to April 1, 2023. The PSAB also approved PS 3160 Public Private Partnerships standard in December 2020 with the effective date of April 1, 2023. The Province has not yet adopted these standards. The Province is currently assessing the impact of these standards on the consolidated financial statements.

PS 3450 Financial Instruments

Adoption of this standard requires corresponding adoption of PS 2601 Foreign Currency Translation, PS 1201 Financial Statement Presentation and PS 3041 Portfolio Investments in the same fiscal period. These standards provide guidance on: recognition, measurement and disclosure of financial instruments; standards on how to account for and report transactions that are denominated in a foreign currency; general reporting principles and standards for the disclosure of information in financial statements; and how to account for and report portfolio investments. The PSAB issued an exposure draft in January 2019 and proposed narrow scope amendments to this standard. The exposure draft was approved by the PSAB on December 13, 2019. The amendments include changes to the accounting treatment of bond repurchase transactions, transitional provisions, and other minor improvements.

The Province, including all government components, except for government organizations and some regulated funds that manage their investments on a fair value basis, have not yet adopted this standard.

Items within the scope of the financial instruments section are assigned to one of the following measurement categories: fair value, cost or amortized cost. Fair value measurement will apply to derivatives and portfolio investments in equity instruments that are quoted in an active market. When groups of financial assets and financial liabilities are managed on a fair value basis, they may be reported on that basis. Other financial assets and financial liabilities will generally be measured at cost or amortized cost. Until an item is derecognized, gains and losses arising due to fair value remeasurement or foreign currency changes will be reported in the Consolidated Statement of Remeasurement Gains and Losses.

PS 3280 Asset Retirement Obligations

This standard provides guidance on how to account for and report liabilities for retirement of tangible capital assets.

PS 3400 Revenue

This standard provides guidance on how to account for and report revenue, and specifically, it differentiates between revenue arising from exchange and non-exchange transactions.

PS 3160 Public Private Partnerships

This standard provides guidance on how to account for public private partnerships between public and private sector entities, where the public sector entity procures infrastructure using a private sector partner.

26	Government of Alberta | Annual Report 2020–2021

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	continued

(e)	BASIS OF FINANCIAL REPORTING

Revenues

All revenues are reported on the accrual basis of accounting. Cash received for which goods or services have not been provided by year end is recognized as unearned revenue and recorded in accounts payable and other accrued liabilities.

The provincial tax system is predicated on self-assessment where taxpayers are expected to understand the tax laws and comply with them. This has an impact on the completeness of tax revenues when taxpayers fail to comply with tax laws, such as, if the taxpayer does not report all of the income. The Province has implemented systems and controls in order to detect and correct situations where taxpayers are not complying with the various Acts it administers. These systems and controls include performing audits of taxpayer records when determined necessary. However, such procedures cannot identify all sources of unreported income or other cases of non-compliance with tax laws. The Province does not estimate the amount of unreported tax.

Tax revenues are reported net of applicable tax concessions. Tax concessions are defined as tax credits that provide relief to taxpayers from taxes previously paid or currently owing.

Tax credits that provide a financial benefit through the tax system but do not change a taxpayer’s tax liability amount are defined as transfers through the tax system and reported as expenses.

Personal income tax is recognized on an accrual basis based on an economic estimate of the various components of personal income tax for the fiscal year. Gross personal income growth for the taxation year is a key component of the estimate for the fiscal year.

Corporate income tax revenue is recognized when installments are received from corporations. A receivable is established for tax assessments that are outstanding. Revenue and tax receivables will be adjusted in the year in which any additional information becomes available from resulting audits, appeals and court decisions. Corporate income tax refunds payable are accrued based primarily on the prior year’s corporate income tax refunds paid on assessments. Corporate income tax receipts from corporations in anticipation of an upward reassessment of Alberta income tax payable are described as corporate income tax receipts in abeyance and recognized as accounts payable and other accrued liabilities.

The Province calculates an allowance for corporate income taxes based on the difference between the actual corporate income tax receivable and the estimate of the collectability. The adjustment to the allowance is recorded as an expense. The adjustment may increase or decrease the allowance as tax receivables are revalued in subsequent years based on resulting audits, appeals and court decisions.

Other taxes are recognized during the period in which the taxable event occurs and when authorized by legislation.

The provincial royalty system is predicated on self-reporting where the petroleum and natural gas industry is expected to understand the relevant energy legislation (statutes and regulations) and comply with them. This has an impact on the completeness of revenue when the petroleum and natural gas industry does not fully meet the legislative requirements, for example, by reporting inaccurate or incomplete production data. The Province has implemented systems and controls in order to detect and correct situations where the petroleum and natural gas industry has not complied with the various Acts and Regulations the Province administers. These systems and controls, based on areas of highest risk, include performing audits of the petroleum and natural gas industry records when determined necessary. The Province does not estimate the effect of misreported revenue. Any impacts on revenue of refiling by industry are recognized in the year of refiling.

Government of Alberta | Annual Report 2020–2021	27

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	continued

Royalty revenues are reported net of expenses incurred by provincial oil and gas royalty reduction programs. These programs aim to encourage industry to produce from wells which otherwise would not be economically productive.

Bitumen royalty is determined based on revenues from production sold by projects less the costs of that production and costs of selling the Crown’s royalty share. Crude oil and natural gas royalties are determined based on monthly production. Revenue is recognized when the resource is produced by the mineral right holders. Revenue from bonuses and sales of Crown leases is recognized when the Crown leases are sold.

Transfers from the Government of Canada (GoC) include grants and entitlements. Grants for capital purposes and donated assets with restrictions for their use are recognized as deferred capital contributions. Grants for operating purposes with stipulations for their use are recognized as deferred operating contributions. Entitlements relate to significant intergovernmental transfers where authorization and eligibility criteria have been met by March 31 and amounts can be reasonably estimated. Entitlements with restrictions for their use that create an obligation are recognized as deferred contributions. Deferred contributions are recognized as revenue in the Consolidated Statement of Operations based on relevant stipulations of the transfer taken together with the actions and communications of the Province. All other grants and entitlements, without stipulations for their use, are recognized as revenue in the Consolidated Statement of Operations when authorized and eligibility criteria, if any, are met.

The Province received equipment and supplies at no cost from the GoC in response to COVID-19. These are recorded at fair value when such value can reasonably be determined. No amounts have been recorded for the COVID-19 vaccines because the fair value of these vaccines received from the GoC cannot be reasonably determined. Due to confidentiality clauses embedded in contracts between the GoC and the various COVID-19 vaccine manufacturers, information related to the price per dose of vaccine could not be shared with the Province.

Endowment contributions, matching contributions and associated investment income allocated for preservation of endowment capital purchasing power are recognized as other revenue in the Consolidated Statement of Operations in the period in which they are received.

Expenses

Expenses represent the cost of resources consumed during the year on government operations. Expenses include amortization of tangible capital assets, debt servicing costs and expenses incurred in accordance with the terms of approved grant programs. Grants are recognized as expenses when authorized, eligibility criteria, if any, are met and a reasonable estimate of the amounts can be made.

Pension expenses comprise the cost of pension benefits earned by employees during the year, interest on the Province’s share of the unfunded pension liabilities, and the amortization of deferred adjustments arising from experience gains and losses and changes in actuarial assumptions over the expected average remaining service life of employees. Pension recovery represents the change in pension liabilities. Schedule 12 provides additional information on the components of pension expenses and liabilities.

In the Consolidated Statement of Operations, pension costs of government sector entities which are funded are included in expenses by function and costs which have not been funded are recognized as pension provisions.

Costs arising from obligations under guarantees and indemnities are recognized as expenses when management determines that the Province will likely be called upon to make payment. The expense represents management’s best estimate of future payments less recoveries.

28	Government of Alberta | Annual Report 2020–2021

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	continued

The estimated increase or decrease for the year in accrued employee vacation entitlements is recognized in the related expense function.

Financial Assets

Financial assets are the Province’s financial claims on external organizations and individuals, as well as cash and inventories for resale at year end.

Cash includes deposits in banks and cash-in-transit. Cash equivalents include directly held interest-bearing securities with terms to maturity of primarily less than three months.

Accounts receivable is recognized at the lower of cost or net recoverable value. A valuation allowance is recognized when recovery is uncertain.

Portfolio investments are recognized at cost. Cost includes the amortization of a discount or premium using the straight-line method over the life of the investments. Realized gains and losses on disposal of these investments are included in calculating the net operating results for the year. If an investment loses value that is other than a temporary decline, its recognized value is reduced to reflect the loss. The reduced value is deemed to be the new cost.

Portfolio investments restricted for endowments (Schedule 7) are from donors who have placed restrictions on their contributions to the endowment funds, for example, capital preservation. The principal restriction is that the original contribution should be maintained intact in perpetuity. Other restrictions may include spending investment income earned by endowments for specific operational or capital purposes, or capitalizing a certain amount of investment income to maintain and grow the real value of endowments.

Loans are recognized at cost less any discounts and allowance for credit loss. Where there is no longer reasonable assurance of timely collection of the full amount of principal and interest of a loan, a provision for credit loss is made and the carrying amount of the loan is reduced to its estimated realizable amount.

Inventories for resale representing the Province’s share of royalty oil in feeder and trunk pipelines are recognized at the lower of cost or net realizable value. Other inventories for resale are valued at the lower of cost, determined on a first-in, first-out basis, and estimated net realizable value.

Liabilities

Liabilities represent present obligations of the Province to external organizations and individuals arising from past transactions or events occurring before year end, the settlement of which is expected to result in the future sacrifice of economic benefits. They are recognized when there is an appropriate basis of measurement and management can reasonably estimate the amount.

Coal phase-out agreement liabilities are valued at the net present value of the future payments, discounted using the Province’s borrowing rate for long term debt at the time of signing the agreements.

Debentures included in debt are recognized at the face value of their respective issue dates, adjusted for any unamortized discount or premium including issuance and hedging costs.

Income or expense on derivatives used to manage interest rate or foreign currency exposure is recognized as an adjustment to debt servicing costs.

Public private partnerships (P3) are legally-binding contracts between the Province and one or more public/private/not-for-profit partners for the provision of assets and the delivery of services that allocates responsibilities and business risks among various partners.

Government of Alberta | Annual Report 2020–2021	29

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	continued

The Province accounts for P3 projects in accordance with the substance of the underlying agreements. These agreements are accounted for in the same way as capital leases as follows:

•

The capital asset is valued at the total of progress payments made during construction and net present value of the future payments, discounted using the Province’s estimated borrowing rate for long term debt at the time of signing the P3 agreement.

•	The liability is valued at the net present value of the future payments, discounted using the Province’s borrowing rate for long term debt at the time of signing the P3 agreement.

•	During construction, the capital asset (classified as work-in-progress) and the corresponding liability are recorded based on the estimated percentage complete or the term of the agreement.

•	Amortization on a straight-line basis over the estimated useful life commences when the asset is put into service.

The value of pension liabilities and associated changes during the year are based on an actuarial extrapolation of the most recent actuarial valuation. This valuation technique uses the projected benefit method pro-rated on service and management’s best estimate as at the extrapolation date of various economic and non-economic assumptions. Where the Province is a participating employer in the plan, experience gains and losses to the extent of the Province’s employer share are amortized over the estimated average remaining service life of employees. Where the Province has a liability for pre-1992 pension obligations, experience gains or losses are recognized in the year incurred.

Liabilities also include:

•	All financial claims payable by the Province at year end;

•	Contingent liabilities where future liabilities are likely and the amount can be reasonably estimated;

•	Estimates of the Province’s environmental liabilities;

•	Accrued employee vacation entitlements;

•	Asset retirement obligations recognized by some organizations based on their accounting policies or terms of contract;

•	Unspent deferred contributions for capital and operating purposes; and

•	Spent deferred capital contributions which are excluded from net debt.

Non-financial Assets

Non-financial assets include tangible capital assets, prepaid expenses, inventories of supplies and other non-financial assets.

Tangible capital assets are valued at cost less accumulated amortization. Cost is the gross amount of consideration given up to acquire an asset and includes all costs directly attributable to acquisition, construction, development or betterment of the tangible capital asset. Amortization is provided on a straight-line basis over estimated useful lives of the assets (Schedule 14). The annual amortization costs are allocated to the functions of the Province that employ those assets and are reported on the Consolidated Statement of Operations.

Prepaid expenses are recorded at cost and amortized based on the terms of the agreement.

Inventories of supplies are valued at the lower of cost, determined on a weighted average or first-in, first-out basis, and replacement cost.

30	Government of Alberta | Annual Report 2020–2021

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	continued

Other Assets

Intangible assets, collections of historical artifacts, provincial, national and international works of art and tangible capital assets acquired by right and that have not been purchased, such as Crown lands, forests, water and mineral resources, are not recognized in the Consolidated Statement of Financial Position as a reasonable estimate of the amounts involved cannot be made.

Derivative Contracts

Derivative contracts are held directly for hedging purposes to manage specific loan receivable and debt related risks, or indirectly through pooled funds included in portfolio investments. Types of derivative contracts and their classification in these financial statements are described further in Note 3.

Derivative contracts used for hedging purposes, where there is an underlying matching asset or liability, are recognized at cost plus accrued interest. The estimated amounts receivable or payable related to derivative contracts are included in accrued interest receivable or payable respectively. Derivative contracts without an underlying matching asset or liability are recognized at fair value and are included in portfolio investments. Gains and losses from derivative contracts are included in investment income or debt servicing costs, based on their intended purpose.

Foreign Currency

Unhedged monetary items denominated in a foreign currency are translated at the year end rate of exchange. Hedged assets and liabilities denominated in foreign currencies are translated at the rate of exchange established by the terms of the hedging agreement.

Foreign currency transactions are translated into Canadian dollars using the average exchange rate for the day, except for hedged foreign currency transactions, which are translated at exchange rates established by the terms of the hedging agreement.

Exchange gains and losses that arise on translation of fixed-term foreign currency denominated monetary items are deferred and amortized over the life of the contract.

Amortization of deferred exchange gains and losses and other exchange differences on unhedged transactions are included in the determination of the net operating results for the year.

Measurement Uncertainty

Estimates are used in accruing revenues, expenses, assets and liabilities in circumstances where the actual results are unknown at the time the financial statements are prepared. Uncertainty in the determination of the amount at which an item is recognized in financial statements is known as measurement uncertainty. Such uncertainty exists when there is a variance between the recognized amount and another reasonably possible amount, whenever estimates are used. Measurement uncertainty that is material to these financial statements exists in the accrual of personal and corporate income taxes; royalties derived from non-renewable resources; health transfers; private investments, inflation sensitive and alternative investments; loans receivable; and pension liabilities.

The impact of the COVID-19 pandemic, changes to oil prices and stock markets add an additional level of uncertainty for the measurement of certain accrued revenues, expenses, assets and liabilities recorded in these financial statements. While estimates used for reporting reflects best available information, it is reasonably possible that changes of conditions, in the near term, could have a material impact on the amounts recognized or disclosed. These include uncertainties related to income taxes, other taxes, allowances recognized for loans receivable, the ability of the counterparties to comply with the contractual requirements of the existing derivative contracts

Government of Alberta | Annual Report 2020–2021	31

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	continued

and their ability to manage the liquidity risk related to the contractual payments of principal and interest on existing debt and the calculation of the pension liability, which utilized the estimated fair value of pension plan assets as at March 31, 2021.

Personal income tax revenue (Schedule 1) of $11,257 million (2020: $11,244 million) is subject to measurement uncertainty due primarily to the use of economic estimates of personal income growth. Personal income growth is inherently difficult to estimate due to subsequent revisions to personal income data. The current fiscal year estimate of primary household income growth used in determining personal income tax is negative 4.0% for 2020 calendar year and positive 4.4% for 2021 calendar year (the 2020 estimate was negative 7.0% for 2020 calendar year and positive 3.1% for 2019 calendar year). Based on historical data, there is an uncertainty of plus or minus $549 million (2020: $566 million) in the personal income tax revenue estimate.

Corporate income tax revenue (Schedule 1) of $2,979 million (2020: $3,981 million), the related amount receivable (Schedule 5) of $1,394 million (2020: $1,216 million) and refunds payable (Schedule 10) of $525 million (2020: $744 million) are subject to measurement uncertainty due to estimates of amounts not yet assessed based on cash received as well as taxpayer objections to assessed taxes (Note 7). Estimates are based on cash received from tax installments, payments with a filed return, current year refunds paid, and amounts assessed where payment has not yet been received. The methodology of calculating the refund liability estimate is back tested and the estimate is revised as necessary. Based on historical data, the reasonable range for measurement uncertainty is from negative $35 million to positive $263 million. Final assessed taxes may differ from original estimates due to reassessments in subsequent years. The impact of future reassessments cannot reasonably be determined. The amounts included in the corporate income tax accounts receivable are evaluated for collectability annually. A valuation allowance of $226 million (2020: $122 million) is the reduction to receivables to determine the estimated net recoverable amount. The methodology to calculate the allowance is back tested and revised as required.

Bitumen royalty of $2,006 million (2020: $4,089 million) and natural gas and by-products revenue (Schedule 1) of $465 million (2020: $371 million) are subject to measurement uncertainty. For projects from which bitumen royalty is paid and the project has reached payout, the royalty rate used to determine the royalties is based on the average price of West Texas Intermediate (WTI) crude oil in Canadian dollars for the calendar year. Royalty rates will start at 25% of net profits when oil is priced at fifty-five dollars per barrel or less, and increase to a maximum of 40% of net profits when oil is priced at one hundred and twenty dollars or more. Payout is defined at the first date at which the cumulative revenue of a project first equals the cumulative cost of the project. Natural gas and by-products royalty is calculated based on allowable costs incurred by the royalty payers and production volumes that are reported to the Province by royalty payers. Industry may modify their royalty and gas cost allowance for non-statute barred years. The Province estimates what the costs, volumes and royalty rates for the fiscal year should be based on statistical analysis of industry data. Based on historical data, changes to natural gas and by-products revenues resulted from a $45 million increase (2020: $49 million increase) in the refiling adjustments.

The fair value of private equities, inflation sensitive and alternative investments (Schedule 6) of $9,209 million (2020: $9,193 million) are subject to measurement uncertainty as the fair value may differ significantly from the values that would have been used had a ready market for these investments existed.

32	Government of Alberta | Annual Report 2020–2021

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	continued

Loans receivable (Schedule 9) relating to net student loans receivable of $3,375 million (2020: $3,192 million) made under the authority of the Student Loan Act are subject to measurement uncertainty. Allowances totaling $513 million (2020: $392 million) have been recognized for impaired loans, loan subsidies, and repayment assistance. The Province has made certain estimates in the following areas:

•	Recovery and default rates in the determination of the allowance for impaired loans;

•

Blended student lending rate; the annual average provincial borrowing rate; the average repayment period, default rate, and repayment assistance rate in the determination of the allowance for loan subsidy; and

•	Future loan amounts approved for repayment assistance and loan forgiveness rates in the determination of the allowance for repayment assistance.

Pension liabilities (Schedule 12) of $8,636 million (2020: $8,918 million) are subject to measurement uncertainty because the actual experience of a plan may differ significantly from assumptions used in the calculation of the pension liabilities.

Estimates of contingent liabilities for contaminated sites are subject to measurement uncertainty because the existence and extent of contamination, the responsibility for clean-up, and the timing and cost of remediation cannot be reasonably estimated in all circumstances. The degree of measurement uncertainty cannot be reasonably determined.

Some of the government organizations have year ends that are other than March 31. The accounts of these organizations are consolidated based on the results of their latest financial year end. Estimation of transactions for the period between their year ends and March 31 is therefore subject to measurement uncertainty.

While best estimates have been used for reporting items subject to measurement uncertainty, management considers that it is possible, based on existing knowledge, that changes in future conditions in the near term could require a material change in the recognized amounts. Near term is defined as a period of time not to exceed one year from the date of the financial statements.

Segment Disclosure

A segment is defined as a distinguishable activity or group of activities for which it is appropriate to separately report financial information. Segment information reflects the existing accountability framework for government and the way in which operations are managed. Inter-segment transfers are measured at carrying value. Segment information is reported in Schedules 1, 2, 3, 8 and 14 and is based on accountability, budgetary practices and governance relationships within the Province. Additional information is provided in ministry and other entity annual reports.

NOTE 2	VALUATION OF FINANCIAL ASSETS AND LIABILITIES

Fair value is the amount of consideration agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.

Due to their short-term nature, the fair values of cash and cash equivalents, accounts receivable and accounts payable and other accrued liabilities are estimated to approximate their carrying value.

The methods used to determine the fair values of portfolio investments (Schedule 6) are explained in the following paragraphs:

Government of Alberta | Annual Report 2020–2021	33

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	continued

•	Public fixed-income securities and equities are valued at the year end closing sale price or the average of the latest bid and ask prices quoted by an independent securities valuation company.

•

Mortgages and certain non-public provincial debentures are valued at the net present value of future cash flows. These cash flows are discounted using appropriate interest rate premiums over similar GoC benchmark bonds trading in the market.

•

The fair value of alternative investments, including absolute return strategy investments, investments in limited partnerships, private investment funds, private equities and securities with limited marketability, is estimated using methods such as cost, discounted cash flows, earnings multiples, prevailing market values for instruments with similar characteristics and other pricing models as appropriate.

•

Real estate investments are reported at their most recent appraised value, net of any liabilities against the real property. Real estate properties are appraised annually by qualified external real estate appraisers using methods such as replacement cost, discounted cash flows, earnings multiples, prevailing market values for properties with similar characteristics and other pricing models as appropriate.

•

As quoted market prices are not readily available for private and alternative investments and private real estate, estimated fair values may not reflect amounts that could be realized upon immediate sale, or amounts that may ultimately be realized. Accordingly, estimated fair values may differ significantly from the values that would have been used had a ready market existed for these investments.

The fair value of derivative contracts relating to portfolio investments is disclosed in Note 3. The estimated amount receivable or payable from derivative contracts at the reporting date is determined by the following methods:

•

Equity and bond index swaps are valued based on changes in the appropriate market based index net of accrued floating rate interest. Equity index and interest rate future contracts are valued based on quoted market prices. Forward foreign exchange contracts are valued based on discounted cash flows using current market yields and current forward exchange rates. Interest rate swaps and cross currency interest rate swaps are valued based on discounted cash flows using current market yields and exchange rates. Credit default swaps are valued based on discounted cash flows using current market yields and calculated default probabilities. Options to enter into interest rate swap contracts are valued based on discounted cash flows using current market yields and volatility parameters which measure change in the underlying swap. Warrants and rights are valued at the year end closing sale price or the average of the latest bid and ask prices quoted by an independent securities valuation company.

NOTE 3	FINANCIAL RISK MANAGEMENT AND DERIVATIVES

(a)	ASSET MANAGEMENT

The investments that the Province holds are exposed to credit risk and market risk. Market risk is comprised of foreign currency risk, interest rate risk and price risk. In order to earn the best possible return at an acceptable level of risk, the Province has established policies for the asset mix of its investment portfolios.

The Province reduces its investment risk by holding many different types of assets, investing in securities from various governments and companies in different industries and countries, having

34	Government of Alberta | Annual Report 2020–2021

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3	continued

quality constraints on fixed income instruments, and restricting amounts exposed to countries designated as emerging markets.

A large percentage of the Province’s investments are in the Alberta Heritage Savings Trust Fund. The objective is to invest in a diversified portfolio to maximize long-term returns at an acceptable level of risk.

Investments in the Alberta Heritage Foundation for the Medical Research Endowment Fund, the Alberta Heritage Scholarship Fund and the Alberta Heritage Science and Engineering Research Endowment Fund are managed to provide income, which can be used by the funds to fulfill their respective mandates for the purpose of making grants to students and to researchers in the fields of medicine, science and engineering.

Cash and cash equivalents are used to repay debt as it matures, to provide funding for the capital and fiscal plans, and to help protect operating and capital spending from short-term declines in revenue and the costs of emergencies, disasters and other unforeseen cash requirements.

(b)	DEBT MANAGEMENT

The objective of the Province’s debt management activity is to raise funding for the Province and its agencies in a cost-effective manner, while ensuring that borrowed funds can be serviced and repaid as scheduled.

The Province’s debt management goals include: ensuring sufficient liquidity to meet the Province’s financial commitments and withstand market disruptions, providing stable and low-cost funding for the Province, maintaining access to both domestic and global debt markets to provide financing and liquidity for the Province and strategically structuring the debt portfolio to allow for prudent management of maturities and refinancing.

In order to achieve this objective, the Province manages the following risks: interest rate risk, foreign currency risk, credit risk, liquidity risk, operational risk, settlement risk and refinancing risk. The Province manages these risks within approved policy guidelines. The management of these risks and the policy guidelines apply to the Province’s debt, excluding debt raised to fund requirements of provincial corporations. The debt of provincial corporations is managed separately in relation to their stated requirements and respective authorities.

The Province has decided that the most effective liability risk management strategy is to allow existing debt instruments to mature in accordance with their terms (Schedule 11).

(c)	DERIVATIVE CONTRACTS

The Province uses various types of derivative contracts held directly to manage exposure to interest rate risk, currency exchange risk and credit risk and indirectly through pooled investment funds to gain access to equity markets and enhance returns.

In order to mitigate credit risk, credit support annex (CSA) agreements have been signed with most counterparties to derivative contracts. The CSA agreements allow for the Province to receive collateral in the form of cash or securities when the net position with a counterparty is favourable, based on established thresholds. Conversely, if the net position with a counterparty is unfavourable, the Province is required to pay or post cash or securities with the counterparty. Collateral received is reported under accounts payable (Schedule 10) and collateral pledged is reported under accounts receivable (Schedule 5).

Government of Alberta | Annual Report 2020–2021	35

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3	continued

The following is a summary of the fair values of the Province’s derivative contracts by type:

	2021	2020
	Fair	Fair
	value (a) (b) (c)	value (a) (b) (c) Restated (i)
	In	millions

Interest rate derivatives (d)	$ (245)	$(1,183)

Equity-based derivatives (e)	88	(727)

Foreign currency derivatives (f)	(1,309)	1,358

Credit risk derivatives (g)	6	-

Net fair value of derivative contracts (h)	$ (1,460)	$(552)

(a)

Current credit exposure is represented by the current replacement cost of all outstanding contracts in a favourable position (positive fair value). The Province monitors counterparty risk exposure and actively seeks to mitigate counterparty risk by requiring that counterparties collateralize mark-to-market gains.

(b)	The method of determining the fair value of derivative contracts is described in Note 2.

(c)

As at March 31, 2021, for directly held derivative contracts, $1,193 million (2020: $574 million) in cash collateral on net unfavourable positions has been pledged by the Province (see Schedule 5), and $125 million (2020: $1,357 million) in cash collateral on net favourable derivative contract positions has been received by the Province (Schedule 10).

Portfolio investments reported include exposure to margin and collateral amounts held in pooled funds. At March 31, 2021, deposits in futures contracts margin accounts totalled $93 million (2020: $412 million). Cash and non-cash collateral for derivative contracts pledged totalled to $183 million (2020: $912 million).

(d)

Interest rate derivatives allow the Province to exchange interest rate cash flows (fixed, floating and bond index) based on a notional amount. Interest rate derivatives primarily include interest rate swaps, cross currency interest rate swaps, bond index swaps, futures contracts and options.

(e)

Equity-based derivatives include equity swaps. Equity swaps are contracts where one counterparty agrees to pay or receive from the other, cash flows based on changes in the value of an equity index, a basket of stocks, or a single stock in exchange for a return based on a fixed or floating interest rate or the return on another instrument. Rights, warrants, futures and options are also included as equity-based derivatives.

(f)	Foreign currency derivatives include contractual agreements to exchange specified currencies at an agreed upon exchange rate and on an agreed settlement date in the future.

(g)

Credit risk derivatives include credit default swaps allowing the Province to buy and sell protection on credit risk inherent in a bond. A premium is paid or received, based on a notional amount, in exchange for a contingent payment should a defined credit event occur with respect to the underlying security.

(h)	The fair value of derivative contracts represents the amount that the Province would receive (positive fair value) or pay (negative fair value) in the event contracts were terminated at year end.

(i)

The prior year fair value has been restated to include the foreign currency derivatives of $304 million. Additionally, $191 million was reclassified from interest rate derivatives to foreign currency derivatives.

The derivatives of government business enterprises are disclosed in Schedule 8.

36	Government of Alberta | Annual Report 2020–2021

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4	CONTRACTUAL RIGHTS

Contractual rights are rights of the Province to economic resources arising from contracts or agreements that will result in both assets and revenues in the future when the terms of those contracts or agreements are met.

	2021	2020 Restated (a)
	In	millions

Contractual rights from operating leases, contracts and programs (a)	$ 4,495	$ 4,278
Contractual rights from capital lease principal and interest payments	-	31
Other capital contracts	123	28
	$ 4,618	$ 4,337

(a)	In 2020-21, the Province reassessed contracts in relation to the Investing in Canada Infrastructure Program. The amounts related to these rights are $2,874 million (2020: $2,758 million).

Estimated amounts that will be received or receivable for each of the next five years and thereafter are as follows:

	Operating leases,	Other capital contracts	Total
	contracts and programs

	In millions
2021-22	$1,294	$46	$1,340
2022-23	764	-	764
2023-24	713	62	775
2024-25	684	15	699
2025-26	301	-	301
Thereafter	739	-	739

	$4,495	$123	$4,618

NOTE 5	CONTINGENT ASSETS

The Province has contingent assets for fine revenues. Fine revenues are recognized at the point of conviction, which excludes certain outstanding federal statute and provincial statute fines that are satisfied by means other than cash payment. At March 31, 2021, the estimate of contingent assets for fines issued is $25 million (2020: $27 million).

Government of Alberta | Annual Report 2020–2021	37

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6	CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Contractual obligations represent a legal obligation of the Province to others and will become liabilities in the future when the terms of the contract are met.

	2021	2020
		Restated (a)
	In	millions

Obligations under operating leases, contracts and programs (a)	$41,801	$37,767
Obligations under capital leases and public private partnerships
Operations and maintenance payments	3,409	3,586
Capital payments (a)	388	334
Interest payments (a)	45	111
	$45,643	$41,798

(a)

In 2020-21, the Province reassessed contracts in relation to the Investing in Canada Infrastructure Program, Oil Sands in Situ Innovation Fund and other programs. The amounts related to these obligations are $3,195 million (2020: $3,127 million). In addition to the reassessment, the Province has also increased capital lease and interest payments as the result of a reassessment of the agreements. The amounts related to these obligations are $161 million (2020: $120 million).

Estimated payment requirements for each of the next five years and thereafter are as follows:

	Operating leases,	Operations and
	contracts and	maintenance	Capital payments	Interest payments	Total
	programs	payments
	In millions
2021-22	$12,653	$99	$194	$6	$12,952
2022-23	6,774	112	20	4	6,910
2023-24	4,738	118	61	2	4,919
2024-25	3,402	123	7	2	3,534
2025-26	2,520	134	6	2	2,662
Thereafter	11,714	2,823	100	29	14,666
	$41,801	$3,409	$388	$45	$45,643

Major commitments included in the above figures are commitments for capital construction contracts for health and education facilities and highways.

The Province has various commitments relating to the devolution of services or disposition of assets to the private sector. Those commitments include the performance of duties and obligations if the private sector organization fails to meet them.

The Province is encouraging companies to invest under the Petrochemical Diversification Program (PDP) in the development of Alberta petrochemical facilities by providing a commitment of up to $1.6 billion (2020: $1.6 billion) in incentives through royalty credits, of which $650 million (2020: $650 million) has been allocated to four (2020: four) projects. As at March 31, 2021, no royalty credits have been awarded as none of the PDP projects have reached commercialization.

The Province also provides financial incentives in the form of grants to encourage private sector investment in new or expanded Alberta-based petrochemical manufacturing facilities, including those producing value-added petrochemical, hydrogen, fertilizer and fuel products under the Alberta Petrochemicals Incentive Program (APIP).

If a PDP project is approved for transition to APIP, any royalty credits approved under PDP program will be rescinded as a project is eligible to receive funding under either PDP or APIP.

38	Government of Alberta | Annual Report 2020–2021

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6	continued

The Province has outstanding approved undisbursed loan commitments of $303 million (2020: $234 million).

NOTE 7	CONTINGENT LIABILITIES

Set out below are details of contingent liabilities resulting from guarantees, indemnities and litigation, other than those reported as liabilities. Any losses arising from the settlement of contingent liabilities are treated as current year expenses.

(a)	GUARANTEES AND INDEMNITIES

Guarantees are detailed below:

	2021	2020	Expiry date
	In	millions

Feeder Associations Guarantee Act	$86	$81	Ongoing
Agriculture Financial Services Act	1	1	Variable
	$87	$82

Authorized loan guarantee limits are shown below where applicable. Where authorized loan guarantee limits are not noted, the authorized limits decline as guaranteed or indemnified loans are repaid.

Guarantee programs under the following Acts are ongoing:

•	Feeder Associations Guarantee Act (authorized guarantee limit set by Order in Council is $100 million) and

•	Agriculture Financial Services Act.

The lender takes appropriate security prior to issuing a loan to the borrower, which is guaranteed by the Province. The security taken depends on the nature of the loan. Interest rates are negotiated with the lender by the borrower.

Through the Public Trustee Act, the Province also unconditionally guarantees the amount outstanding on a client’s guaranteed account as administered by the Office of the Public Guardian and Trustee. As at March 31, 2021, the potential liability of the Province based on the outstanding balance of the Client Guaranteed Accounts is $458 million (2020: $444 million).

The Province has an indemnity associated with the Canadian Blood Services (CBS). The CBS has established two wholly-owned captive insurance corporations, CBS Insurance Company Limited (CBSI) and Canadian Blood Services Captive Insurance Company Limited (CBSE). The CBSI provides insurance coverage up to $250 million with respect to risks associated with the operation of the blood system. The CBSE was capitalized in whole through funding from the provinces and territories (except Quebec), through a Captive Support Agreement (CSA) dated September 28, 2006, between the provinces, territories, and CBSE. Under the CSA, each of the provinces and territories provided their Pro Rata Share (as defined in the CSA) through an indemnity. Alberta’s Pro Rata Share is 13.1% of CBSE’s total capital amount, which amounts to $98 million. Authority for Alberta to provide the indemnity under the CSA is pursuant to section 5.05 of the Indemnity Authorization Regulation 22/1997, under the Financial Administration Act. The expense recognition criterion for the indemnity is notification from CBS that the indemnity is required. At March 31, 2021, no amount has been recognized for this indemnity.

Government of Alberta | Annual Report 2020–2021	39

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7	continued

The Province, through the Canadian Securities Administrators National Systems operations management and governance agreement, has committed to pay 25% of any shortfall from approved system operating costs that exceed revenues should there not be an accumulated operating surplus available to offset. As at March 31, 2021, the accumulated operating surplus is $192 million (2020: $184 million). Payments under guarantees are a statutory charge on the Province.

The Province entered an agreement to provide a loan guarantee of $93 million (Cascade Loan Guarantee) in favour of ATB Financial as agent and other secured creditors (Creditor Group) to enable a consortium of six Alberta First Nations (First Nations Group) participation in the Cascade Power Project. In the event where the First Nations Group breaches the loan conditions and that breach remains uncured, the Creditor Group has a right against the Province to call on the Cascade Loan Guarantee up to a maximum value of $93 million to offset any losses incurred by the Creditor Group with respect to amounts loaned to the First Nations Group by the Creditor Group. As at March 31, 2021, no known breaches are identified.

The Province has contingent liabilities with respect to various indemnities as permitted under the Financial Administration Act. The indemnified amount and corresponding liability cannot be reasonably estimated.

(b)	LEGAL ACTIONS

At March 31, 2021, the Province was involved in legal matters where damages are being sought. These matters give rise to contingent liabilities.

Accruals have been made in specific instances where it is likely that losses will be incurred based on a reasonable estimate. As at March 31, 2021, the total claimed amount for all likely claims is $299 million (2020: $263 million), of which $253 million (2020: $248 million) has been accrued as a liability. The resulting additional liability, if any, from likely claims in excess of the amounts accrued is not determinable.

The Province has been named in 744 (2020: 763) claims of which the outcome is not determinable. Of these claims, 545 (2020: 543) have specified amounts totaling $5.2 billion (2020: $5.3 billion). The remaining 199 (2020: 220 ) claims have no amounts specified. The resolution of indeterminable claims may result in a liability, if any, that may be significantly lower than the claimed amount.

In addition, the Province has been named in 23 (2020: 22) claims in matters such as Aboriginal rights, Aboriginal title and treaty rights. In most cases, these claims have been filed jointly and severally against the Province and the GoC and in some cases involve third parties. Of these claims, 12 (2020: 10) have specified amounts totaling $105.0 billion (2020: $94.0 billion) plus a provision for interest and other costs that are not determinable. The remaining 11 (2020: 12) claims have no amounts specified. Included in the total claims above, there are five (2020: four) claims for treaty land entitlement for which the Province may have an obligation under the Natural Resources Transfer Agreement. Of these claims, four (2020: three) have specified amounts totaling $27 billion (2020: $17 billion). The remaining one claim (2020: one) has no amount specified.

(c)	TAX ASSESSMENTS

At March 31, 2021, 1,034 (2020: 1,050 - restated (i)) corporate income tax files totaling $1,083 million (2020: $946 million - restated (i)) were under objection or dispute. The resulting loss, if any, cannot be reasonably estimated.

(i)	The 2020 figures are restated to remove two files totaling $88 million that was incorrectly disclosed in prior year.

40	Government of Alberta | Annual Report 2020–2021

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7	continued

(d)	SURFACE RIGHTS BOARD CLAIMS

The Surface Rights Board (Board) was established by the Surface Rights Act. The Province facilitates payments with “Direction to Pay” from the Board to the applicants for the rental recovery under Section 36 of the Act. As at March 31, 2021, $9 million (2020: $3 million) has been accrued as a liability. There is an estimated backlog of applications totaling $4 million (2020: $29 million). The outcome for all applications is not determinable.

(e)	ENVIRONMENTAL LIABILITIES

The Province has identified various sites where contaminations exist and the level of contamination is either known or unknown at this time. The Province recognizes a liability for the remediation of contaminated sites when the Province is responsible for remediation of the sites and the cost of remediation can be reasonably estimated. As at March 31, 2021, $278 million (2020: $248 million) has been recognized as environmental liabilities, included in other accounts payable and accrued liabilities (Schedule 10). No liability for remediation of other sites has been recognized as the Province becoming responsible for these sites is not determinable; the Province does not expect to give up any future economic benefits; no reasonable estimate of the amount can be made; or a combination of these factors. The Province’s ongoing efforts to assess contaminated sites may result in additional environmental remediation liabilities related to newly identified sites, or changes in the assessments or intended use of existing sites. Any changes to the environmental liabilities will be accrued in the year in which they are assessed as likely and measurable.

NOTE 8	TRUST AND OTHER FUNDS UNDER ADMINISTRATION

Trust and other funds under administration are regulated and other funds consisting of public money over which the Legislature has no power of appropriation. They are not included in the consolidated financial statements because the Province has no equity in the funds and administers them for the purposes of various trusts. As at March 31, 2021, trust and other funds under administration are as follows:

	2021	2020
	In	millions

Public Sector Pension Plan Funds (a)	$8,742	$8,528

The Workers’ Compensation Board Accident Fund	649	413

Public Trustee	632	602

Special Areas Trust Account	325	314

Various Court Offices and Fines Distribution Trust	144	154

Miscellaneous trust funds	1,561	1,506

	$12,053	$11,517

(a)

Pursuant to the Joint Governance of Public Sector Pension Plans Act, plan funds for Local Authorities Pension Plan, Public Service Pension Plan and Special Forces Pension Plan were transitioned to each respective corporation (Schedule 12) as of March 1, 2019. The amounts for these plan funds are excluded. The assets of these plan funds are managed by Alberta Investment Management Corporation.

In addition to the above trust and other funds under administration, the Province holds cash and bank guarantees in the form of letters of credit and promissory notes in the amount of $2.3 billion (2020: $2.2 billion). The majority of these guarantees are held to assure satisfactory reclamation

Government of Alberta | Annual Report 2020–2021	41

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8	continued

of coal and oil sands operations, sand and gravel pits, landfills, hazardous waste management and hazardous recyclable facilities.

NOTE 9	SUBSEQUENT EVENT

Subsequent to the year end, on June 9, 2021, the Province and TC Energy have reached an agreement for an orderly exit from the Keystone XL project and partnership. The two parties will continue to explore all options to recoup the Province’s investment in the project. Final costs to the Province are expected to be approximately $1.3 billion, which have been accounted for in these financial statements. The agreement provided further clarification and an exit from the original agreements as disclosed in Schedule 8.

NOTE 10	COMPARATIVE FIGURES

Certain 2020 figures have been reclassified, where necessary, to conform to 2021 presentation.

42	Government of Alberta | Annual Report 2020–2021

CONSOLIDATED FINANCIAL STATEMENTS

Schedules to the Consolidated Financial Statements

REVENUES	SCHEDULE 1

	2021		2020
	Budget	Actual	Actual
		In millions
Income taxes
Personal income tax	$ 12,566	$ 11,257	$ 11,244
Corporate income tax	4,539	2,979	3,981
Interest and penalties on corporate income tax	-	57	126
	17,105	14,293	15,351
Other taxes
Education property tax	2,559	2,483	2,475
Fuel tax	1,423	1,138	1,374
Tobacco tax and cannabis tax	938	868	881
Insurance taxes	703	703	660
Carbon levy	-	(6)	189
Tourism levy	92	33	88
Freehold mineral rights tax	67	60	75
Interest and penalties on other tax	-	6	5
	5,782	5,285	5,747
Non-renewable resource revenue
Bitumen royalty	3,212	2,006	4,089
Crude oil royalty	1,135	466	1,175
Natural gas and by-products royalty	429	465	371
Bonuses and sales of Crown leases	177	24	120
Coal royalty, rentals and fees	137	130	182
	5,090	3,091	5,937
Transfers from Government of Canada
Canada health transfers	4,857	4,838	4,678
Canada social transfers	1,755	1,744	1,694
Infrastructure support	828	434	734
Agriculture support programs	286	298	362
Labour market agreements	299	299	277
Other	1,085	2,919	1,327
	9,110	10,532	9,072
Net income/(loss) from government business enterprises (Schedule 8)
Alberta Gaming, Liquor and Cannabis Commission	2,204	1,659	2,162
ATB Financial	260	211	104
Balancing Pool	135	(113)	161
Alberta Petroleum Marketing Commission	(264)	(1,854)	(2,678)
Other	23	14	26
	2,358	(83)	(225)

Net investment income	2,630	2,643	2,828

Premiums, fees and licences
Tuition	1,460	1,323	1,311
Motor vehicle licences	546	557	535
Health fees and charges	717	419	529
Crop, hail and livestock insurance premiums	339	319	321
Energy industry levies	328	210	326
Other	804	1,193	907
	4,194	4,021	3,929
Other
Sales, rentals and services	1,088	738	1,037
Fundraising, donations, gifts and contributions	748	683	745
Fines and penalties	267	176	200
Technology innovation and emissions reduction	421	459	403
Investment management charges	536	540	385
Endowment contributions and reinvested income	-	49	65
Other	667	710	750
	3,727	3,355	3,585
	$ 49,996	$ 43,137	$ 46,224

Government of Alberta | Annual Report 2020–2021	43

CONSOLIDATED FINANCIAL STATEMENTS

REVENUES BY SOURCE BY MINISTRY	SCHEDULE 2

	Income taxes	Other taxes	Non- renewable resource revenue (a)	Transfers from Government of Canada	Net Income/(loss) from government business enterprises (Schedule 8)	Net investment income	Premiums, fees and licences	Other	Subtotal	Consolidation adjustments	2021 Total	2020 Total
						In millions
Offices of the Legislative Assembly	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Ministries
Advanced Education	-	-	-	609	(5)	284	1,326	1,144	3,358	(373)	2,985	3,170
Agriculture and Forestry	-	-	-	313	-	166	793	10	1,282	(1)	1,281	1,020
Children’s Services	-	-	-	127	-	-	-	32	159	-	159	126
Community and Social Services	-	-	-	136	-	-	-	50	186	(15)	171	148
Culture, Multiculturalism and Status of Women	-	-	-	11	-	-	3	9	23	(3)	20	31
Education	-	2,483	-	288	-	19	125	602	3,517	(344)	3,173	3,072
Energy	-	60	3,091	128	(1,967)	-	213	4	1,529	-	1,529	3,834
Environment and Parks	-	-	-	2	-	5	134	577	718	(62)	656	641
Executive Council	-	-	-	-	-	-	-	-	-	-	-	-
Health	-	-	-	5,087	-	64	467	974	6,592	(411)	6,181	6,131
Indigenous Relations	-	-	-	5	-	-	-	5	10	(1)	9	8
Infrastructure	-	-	-	6	-	-	1	47	54	(17)	37	60
Jobs, Economy and Innovation	-	-	-	6	-	7	-	134	147	(92)	55	61
Justice and Solicitor General	-	-	-	46	-	1	49	242	338	(3)	335	350
Labour and Immigration	-	-	-	55	-	-	5	66	126	-	126	125
Municipal Affairs	-	-	-	281	-	1	36	128	446	(32)	414	629
Seniors and Housing	-	-	-	91	-	2	-	29	122	-	122	124
Service Alberta	-	-	-	-	-	-	653	77	730	(64)	666	657
Transportation	-	-	-	118	-	-	29	23	170	-	170	261
Treasury Board and Finance	14,293	2,742	-	3,223	1,889	2,245	190	635	25,217	(169)	25,048	25,776
Consolidation adjustments	-	-	-	-	-	(151)	(3)	(1,433)		(1,587)
Total at March 31, 2021	$14,293	$5,285	$3,091	$10,532	$(83)	$2,643	$4,021	$3,355			$43,137
Total at March 31, 2020	$15,351	$5,747	$5,937	$9,072	$(225)	$2,828	$3,929	$3,585				$46,224

(a)	Non-renewable resource revenue includes the reduction of royalty revenue of $170 million (2020: $466 million) related to the Province’s oil and gas royalty reduction programs.

44	Government of Alberta | Annual Report 2020–2021

CONSOLIDATED FINANCIAL STATEMENTS

EXPENSES BY OBJECT BY MINISTRY	SCHEDULE 3

	Budget	Salaries, wages, employment contracts and benefits	Grants	Supplies and services (a)	Amortization of tangible capital assets	Consumption of inventories of supplies	Debt servicing costs (b)	Pension provision/ (recovery) (Schedule 12)	Other	Sub total	Consolidation adjustments	2021 Total	2020 Total
						In millions
Offices of the Legislative Assembly	$129	$65	$-	$26	$2	$-	$-	$-	$11	$104	$-	$104	$142
Ministries
Advanced Education	5,858	3,428	621	997	560	2	40	32	288	5,968	(101)	5,867	6,231
Agriculture and Forestry	873	211	137	1,084	26	1	70	-	(1)	1,528	(83)	1,445	2,122
Children’s Services	1,636	294	446	591	-	-	-	-	268	1,599	(9)	1,590	1,547
Community and Social Services	3,911	278	2,559	976	-	-	-	-	-	3,813	(40)	3,773	4,025
Culture, Multiculturalism and Status of Women	251	51	165	14	8	-	-	-	1	239	(2)	237	253
Education	8,645	6,165	404	1,385	435	-	39	(119)	15	8,324	(10)	8,314	8,481
Energy (a)	669	203	257	626	17	-	-	-	26	1,129	-	1,129	1,540
Environment and Parks	672	219	544	134	51	-	-	-	24	972	(27)	945	660
Executive Council	17	13	-	1	-	-	-	-	-	14	-	14	18
Health	22,706	8,947	6,431	6,233	572	1,193	15	(12)	87	23,466	(304)	23,162	22,345
Indigenous Relations	222	20	87	3	-	-	-	-	-	110	-	110	165
Infrastructure	623	66	1,101	415	120	3	-	-	30	1,735	(1,141)	594	606
Jobs, Economy and Innovation	306	107	939	59	7	-	-	-	3	1,115	(86)	1,029	293
Justice and Solicitor General	1,449	737	265	407	3	-	-	-	31	1,443	-	1,443	1,444
Labour and Immigration	209	100	479	40	9	-	-	-	-	628	(3)	625	310
Municipal Affairs	1,495	82	2,571	50	27	34	-	-	8	2,772	-	2,772	1,544
Seniors and Housing	728	25	651	10	44	-	-	-	6	736	(1)	735	691
Service Alberta	596	211	-	338	77	1	-	-	6	633	(66)	567	589
Transportation	1,795	68	337	366	644	51	95	-	59	1,620	(33)	1,587	1,555
Treasury Board and Finance	3,827	329	333	666	25	-	2,378	(183)	688	4,236	(179)	4,057	3,815
Unallocated disaster expense	689	-	-	-	-	-	-	-	-	-	-	-	-
Consolidation adjustments	-	-	(1,443)	(341)	-	-	(151)	-	(150)		(2,085)

Total at March 31, 2021	$57,306	$21,619	$16,884	$14,080	$2,627	$1,285	$2,486	$(282)	$1,400			$60,099

Total at March 31, 2020	$58,674	$21,818	$14,968	$15,326	$2,578	$903	$2,235	$(334)	$883				$58,376

(a)	Includes expense for crude by rail of $443 million (2020: $866 million).

(b)

Debt servicing costs consist of interest paid on various forms of government debt. Interest on pension liabilities is included in pension expense, which is reported under Salaries, wages, employment contracts and benefits. Pension liability funding is reported under Other expenses.

Government of Alberta | Annual Report 2020–2021	45

CONSOLIDATED FINANCIAL STATEMENTS

CASH AND CASH EQUIVALENTS	SCHEDULE 4

	2021	2020
	In	millions

Cash	$8,828	$5,695
Cash equivalents	7,584	9,630
	$16,412	$15,325

Cash and cash equivalents includes deposits in the Consolidated Cash Investments Trust Fund (CCITF). At March 31, 2021, deposits in CCITF had a time-weighted return of 0.4% (2020: 1.9%) per annum, and securities had an average effective yield of 0.1% (2020: 0.3%) per annum.

ACCOUNTS RECEIVABLE AND ADVANCES	SCHEDULE 5

	2021	2020
	In	millions
Income taxes	$2,665	$1,639
Collateral pledged (a)	1,193	574
Due from Government of Canada	950	1,154
Royalties	852	289
Proceeds from issuance of direct borrowings	595	2,309
Due from government business enterprises	550	579
Other taxes	469	539
Interest receivable	292	187
Other receivables and accountable advances	2,116	1,725
	9,682	8,995
Less: allowance for doubtful accounts	(377)	(262)
	$9,305	$8,733

(a) The Province paid cash collateral to counterparties under the terms of the CSA agreements as disclosed in Note 3.

46	Government of Alberta | Annual Report 2020–2021

CONSOLIDATED FINANCIAL STATEMENTS

PORTFOLIO INVESTMENTS	SCHEDULE 6

	2021		2020
	Book	Fair	Book	Fair
	value	value	value	value
		In	millions
Interest-bearing securities

Deposits and short-term securities	$1,775	$1,775	$973	$971

Bonds and mortgages	9,629	9,641	9,527	9,658

	11,404	11,416	10,500	10,629

Equities

Canadian equities	2,338	2,656	2,379	2,087

Global developed equities	7,875	8,500	7,964	6,921

Emerging markets equities	1,066	1,135	878	745

Private equities	1,493	2,004	1,734	1,845

Pooled hedged funds	313	341	266	279

Pooled investment funds	1,521	1,922	1,161	1,211

	14,606	16,558	14,382	13,088

Inflation sensitive and alternative investments

Private real estate	3,865	4,536	3,403	4,478

Private infrastructure	2,029	2,066	2,161	2,330

Renewable resources	395	529	395	526

Other investments	70	74	12	14

	6,359	7,205	5,971	7,348

Strategic, tactical and currency investments	140	125	161	167

	$32,509	$35,304	$31,014	$31,232

The following is the breakdown of portfolio investments:

	2021		2020
	Book	Fair	Book	Fair
	value	value	value	value
		In	millions
Operating

Internally designated assets (a)	$22,029	$23,714	$21,358	$21,325

Other funds and agencies	7,816	8,284	7,045	7,171

	29,845	31,998	28,403	28,496

Endowments (Schedule 7)	2,664	3,306	2,611	2,736

Total portfolio investments	$32,509	$35,304	$31,014	$31,232

(a)

Internally designated assets are designated in legislation for specific purposes. Some of these assets are to provide stewardship of savings from the Province’s non-renewable resources revenues as is the case with the Alberta Heritage Savings Trust Fund assets of $17.0 billion (2020: $16.5 billion). They also support specific purposes such as medical research, science and engineering research, and post-secondary scholarships.

Government of Alberta | Annual Report 2020–2021	47

CONSOLIDATED FINANCIAL STATEMENTS

ENDOWMENT FUNDS	SCHEDULE 7

The endowment balance represents the principal that will be maintained intact in perpetuity. As at March 31, 2021, endowment funds are as follows:

	2021	2020
	In	millions
Balance beginning of year	$2,597	$2,559

Endowment contributions	44	57

Reinvested income	5	8

Transfers to/(from) the accumulated surplus of related government organizations	3	(27)

Balance end of year (a)	$2,649	$2,597

(a)

Investment income earned by endowments for specific operational or capital purposes of $15 million (2020: $14 million) is excluded from the endowment balance but included in the portfolio investment restricted for endowments (Schedule 6).

48	Government of Alberta | Annual Report 2020–2021

CONSOLIDATED FINANCIAL STATEMENTS

EQUITY IN GOVERNMENT BUSINESS ENTERPRISES	SCHEDULE 8

	Alberta Gaming, Liquor and Cannabis Commission (AGLC)	ATB Financial	Balancing Pool (BP)	Alberta Petroleum Marketing Commission (APMC) (e)	Credit Union Deposit Guarantee Corporation (CUDGC)	Other	2021 Total	Total 2020
				In millions

Accumulated surplus/(deficit) at beginning of year	$69	$4,081	$(667)	$(2,788)	$402	$8	$1,105	$3,062
Adjustment	-	(2)	-	-	-	-	(2)	(2)
Revised opening surplus/(deficit)	69	4,079	(667)	(2,788)	402	8	1,103	3,060
Total revenue	2,369	1,778	522	1,166	27	6	5,868	5,595
Total expense (a)	710	1,567	635	3,020	8	11	5,951	5,820
Net income/(loss)	1,659	211	(113)	(1,854)	19	(5)	(83)	(225)

Change in accumulated unrealized (losses)/gains (b)	15	(215)	-	-	(7)	-	(207)	349
Transfers from government business enterprise	(1,635)	-	-	-	-	-	(1,635)	(2,079)
Total equity/(deficit)	$108	$4,075	$(780)	$(4,642)	$414	$3	$(822)	$1,105

Assets
Loans	$16	$44,597	$-	$540	$2	$101	$45,256	$47,659
Investments	172	3,627	202	312	410	2	4,725	5,566
Other	595	7,531	46	469	5	50	8,696	5,305
Total assets	783	55,755	248	1,321	417	153	58,677	58,530

Liabilities
Accounts payable	675	921	287	534	3	12	2,432	2,143
Deposits (c)	-	41,267	-	-	-	-	41,267	39,775
Debt (d)	-	7,931	703	1,900	-	126	10,660	10,203
Sturgeon refinery processing agreement provision	-	-	-	2,494	-	-	2,494	2,522
Keystone XL expansion debt guarantee	-	-	-	1,035	-	-	1,035	-
Reclamation and abandonment provision	-	-	38	-	-	-	38	31
Power purchase arrangements	-	15	-	-	-	-	15	308
Other	-	1,546	-	-	-	12	1,558	2,443
Total liabilities	675	51,680	1,028	5,963	3	150	59,499	57,425
Total equity/(deficit)	$108	$4,075	$(780)	$(4,642)	$414	$3	$(822)	$1,105

(a)

Included in the total expense are: $63 million (2020: $31 million) of payment in lieu of taxes of ATB Financial that was paid to the Province; a loss allowance for Keystone XL expansion debt guarantee of $1,035 million (2020: $nil); and fair value loss on investment in Keystone XL expansion of $256 million (2020: $nil).

(b)

The change in accumulated unrealized loss of $207 million (2020: gain of $349 million) is comprised of changes in other comprehensive income in government business enterprises. At March 31, 2021, the Province has $114 million (2020: $321 million) in accumulated unrealized gains.

Government of Alberta | Annual Report 2020–2021	49

CONSOLIDATED FINANCIAL STATEMENTS

EQUITY IN GOVERNMENT BUSINESS ENTERPRISES	SCHEDULE 8 (continued)

(c)

The Province ensures the repayment of all deposits without limit, including accrued interest, for ATB Financial. The Province assesses an annual deposit guarantee fee of $58 million (2020: $54 million) payable by ATB Financial. Included in the deposits are ATB Financial wholesale borrowings that include amounts borrowed by the Province on behalf of ATB Financial totaling $3,509 million (2020: $4,402 million), to be repaid as follows: $1,399 million in 2021-22, $nil in 2022-23, $271 million in 2023-24, $nil in 2024-25, $349 million in 2025-26 and $1,490 million thereafter.

(d)	In addition to the above amount borrowed by the Province on behalf of ATB for wholesale borrowings, included in debt are amounts borrowed by the Province on behalf of BP and APMC (Schedule 11).

(e)

In 2020-21, APMC changed its fiscal year end from December 31 to March 31 to align with the fiscal year of the Province. The Province’s financial statements present APMC’s financial position as at March 31, 2021.

Contractual Obligations, Contingent Liabilities and Commitments

Contractual obligations belonging to AGLC, ATB, and CUDGC are $365 million (2020: $418 million). These amounts include obligations under operating leases which expire on various dates.

ATB Financial

At March 31, 2021, ATB Financial had a contingent liability under guarantees and letters of credit of $1,154 million (2020: $489 million) and outstanding loan commitments of $18.4 billion (2020: $17.6 billion).

BP

TransAlta has submitted an application to the Alberta Utilities Commission (AUC) to decommission Sundance A and is seeking $46 million (2019: $41 million) in funding from the Balancing Pool. The BP disagrees with several aspects of the application. The BP has a provision of $28 million to decommission Sundance A. The final amount due will be determined by the AUC.

CUDGC

The Province, through the CUDGC which operates under the authority of the Credit Union Act, has a potential liability under guarantees relating to deposits of credit unions. At March 31, 2021, credit unions in Alberta held deposits totaling $23.8 billion (2020: $22.5 billion). Substantial assets are available from credit unions to safeguard the Province from the risk of loss from its potential obligation under the Credit Union Act.

APMC

North West Redwater Partnership

On November 8, 2012, the North West Redwater Partnership (Partnership) announced the sanctioning of the construction of Phase 1 of the Sturgeon Refinery which it will build, own and operate. The Province via APMC, has entered into agreements whereby the Partnership will process and market Crown royalty bitumen, or equivalent volumes, collected pursuant to the Bitumen Royalty in Kind initiative in order to capture additional value within Alberta. The Partnership will market the refined products (primarily ultra-low-sulphur diesel and low-sulphur vacuum gas oil) on behalf of APMC. There is financial risk to APMC under these agreements related to the difference in price between bitumen supplied as feedstock and marketed refined products, relative to the costs of the processing toll.

Under the Processing Agreement, APMC began paying the senior debt toll starting at Toll Commencement Date on June 1, 2018. The Sturgeon Refinery achieved the Commercial Operations Date (COD) on June 1, 2020. Once achieved, APMC is obligated to pay a monthly toll comprised of senior debt; operating costs; class A subordinated debt; equity; and incentive fees on 37,500 barrels per day of bitumen (75% of the project’s feedstock). The Processing Agreement has a term of 30 years starting with the Toll Commencement Date.

The APMC has very restricted rights to terminate the agreement, and if it is terminated, APMC remains obligated to pay its share of the senior secured debt component of the toll incurred to date.

50	Government of Alberta | Annual Report 2020–2021

CONSOLIDATED FINANCIAL STATEMENTS

EQUITY IN GOVERNMENT BUSINESS ENTERPRISES	SCHEDULE 8 (continued)

The nominal tolls under the Processing Agreement, assuming $10.0 billion (2020: $10.1 billion) Facility Capital Cost (FCC), market interest rates and 2% operating cost inflation rate, are estimated below. The total estimated tolls have been decreased by $19 million (2020: decreased by $283 million) relative to March 2020, due to 12 months of tolls falling off the calculation offset by higher operating costs related to increased carbon taxes. As at March 31, 2021, the Partnership has issued $6.4 billion (2020: $6.4 billion) in bonds.

No value has been ascribed to the anticipated refining profits available to APMC over the term of the agreement.

North West Redwater Partnership Monthly Toll Commitment

The APMC has used judgement to estimate the toll commitments. To calculate the toll, management has used estimates for factors including: future interest rates, operating costs, oil prices (WTI and light/heavy differentials), refined product prices, gas prices and foreign exchange.

The Partnership refinery came on stream to process bitumen feedstock on COD of June 1, 2020. The future toll commitments are estimated to be:

In millions
2021-22	$1,076
2022-23	1,139
2023-24	1,014
2024-25	1,042
2025-26	1,019
Thereafter	21,123
$26,413

Term Loan Provided to North West Redwater Partnership

Under the agreements related to the FCC for the Sturgeon Refinery, the financing structure is required to be 80% senior debt and 20% equity/subordinated debt. The APMC is committed to provide 50% of the subordinated debt required to meet this test. A final reconciliation of the amount of subordinated debt required was to be done six months after COD. The calculation of the 80/20 ratio allows for the deduction of cumulative debt service costs (accrued interest) at this time, while prior to this time the calculation does not allow for the deduction of accumulated debt service costs. The true-up of the term loan resulted in the Partnership repaying APMC $124 million of the debt in December 2020.

As part of the Subordinated Debt Agreement with the Partnership, APMC provided a $315 million (2020: $439 million) loan. These amounts plus the accrued interest will be repaid on a straight line basis over ten years by the Partnership beginning one year after commercial start-up of the Sturgeon Refinery. Upon initiation of commercial operations, the total amount of the term loan was adjusted to reflect an agreed equity to debt ratio.

While loans to the Partnership are outstanding, APMC is entitled to a 25% voting interest on the Executive Leadership Committee (ELC), which is charged with overseeing and making decisions on the construction and start-up of the Sturgeon Refinery. The APMC has significant influence over the Partnership because of the 25% voting interest. However, APMC has no equity ownership interest in the Partnership and does not account for the Partnership or its operations in its financial statements. The Canadian Natural Resources Limited and North West Refining Inc. each have 50% and 25% voting interests on the ELC, respectively.

Sturgeon Refinery Processing Agreement Provision

As at March 31, 2021, APMC assessed the Partnership Processing Agreement to determine if it represents an onerous contract. The APMC uses a cash flow model to determine if the unavoidable costs of meeting the obligations under the Processing Agreement exceed the economic benefits expected to be received in which case a Processing Agreement provision is recorded. The model uses a number of variables to calculate a discounted net cash flow for APMC. Those variables include technical variables that arise from the design of the project such as pricing related variables including crude oil prices (WTI), heavy-light differentials, ultra-low sulphur diesel-WTI

Government of Alberta | Annual Report 2020–2021	51

CONSOLIDATED FINANCIAL STATEMENTS

EQUITY IN GOVERNMENT BUSINESS ENTERPRISES	SCHEDULE 8 (continued)

premiums, exchange rates, capital costs, operating costs, interest rates, discount rates; and operating performance compared to capacity.

Technical inputs may be estimated with reasonable accuracy for a particular operating plan; however, revenues and costs that depend upon market prices are challenging to estimate, particularly over long future time periods. The Processing Agreement has a term of 30 years and may be renewed for successive five-year periods at APMC’s option. In order to perform the onerous contract analysis, APMC uses the Province’s budget commodity price forecast for WTI, WCS, condensate and foreign exchange to calculate the net present value.

For each subsequent year end, APMC will perform this Processing Agreement assessment to determine the updated net present value. The balance sheet provision will be adjusted each year to the new present value (either higher or lower) with the offset being recorded through the income statement. If the net present value turns positive then the reversal of the provision on the balance sheet is to zero (i.e. the contract cannot become an asset).

The Sturgeon Refinery Processing Agreement provision was $2,494 million (2020: $2,522 million), which is $28 million lower at March 31, 2021, and consists of a decrease to the change of loss provision of $237 million (2020: $2,522 million) and an accretion expense of $209 million (2020: $nil).

Improved prices year over year resulted in increased refinery gross margins. In addition, the change in the net present value was impacted by: higher operating costs in the near term related to a full year of undiscounted costs, inclusion of project deficiency costs and higher near-term gas prices; movement of the refinery turnaround up two years and increased turnaround duration; offset by lower debt tolls due to lower interest rates and costs related to COD occurring June 2020.

The most impactful pricing variables to the net present value of the contract are forecasted WTI-WCS differential and foreign exchange rates. The net present value of the contract has a sensitivity to changes of USD $1 per barrel for the WTI-WCS differential of +/- $295 million. The net present value of the contract has a sensitivity to changes in foreign exchange, for every $0.01 the Canadian dollar changes from the forecast there is a +/- $112 million change to the net present value of the contract. If the Canadian dollar weakens in relation to the US dollar, there is a positive impact to the net present value of the contract and conversely if the Canadian dollar strengthens in relation to the US dollar, there is a negative impact to the net present value.

The undiscounted future cash net inflows are estimated to be $6.9 billion over the expected life of the project including terminal value at end of life. These cash flows have been discounted using a discount rate of 8.5%. The onerous contract provision is expected to be settled in periods up to March 2061.

Keystone XL Investment

An Investment Agreement between TC Energy and APMC was executed on March 31, 2020. The APMC, through its newly created subsidiaries, agreed to extend financial support of USD $5.3 billion (CAD $7.5 billion on the date the agreement was signed), beginning with an equity commitment of up to USD $1.06 billion in 2020 for the Keystone XL Expansion Project. Under the agreement, equity contributions were only to be provided up to December 31, 2020, and the contributions totaled CAD $1.04 billion. The balance of the support is in the form of a debt guarantee by APMC to backstop the financing by TC Energy affiliate entities for the Keystone XL Expansion Project.

In 2020, APMC subsidiaries used the capital contributions received from APMC to invest in partnership interests of entities affiliated with TC Energy. In return for the capital contributions in the partnership, Class A Interests were issued to the contributing subsidiaries according to their contributions. Class A Interests rank above TC Energy’s equity investment in the entities and have certain voting rights. Capital contributions contributed until March 31, 2026, earn a return in accordance with contractual terms. This return accrues on a quarterly basis and adjusts the carrying value of the Class A Interests. The Class A Interests issued are subject to call rights which enable TC Energy’s affiliated entities to repurchase the Class A interests at any time and put rights which enable APMC to sell the Class A interests subsequent to the in-service date of the Keystone XL pipeline if certain conditions are met.

52	Government of Alberta | Annual Report 2020–2021

CONSOLIDATED FINANCIAL STATEMENTS

EQUITY IN GOVERNMENT BUSINESS ENTERPRISES	SCHEDULE 8 (continued)

During the year ended March 31, 2021, a return in the form of accretion of $12 million (2020: $nil) was earned on the Canadian Class A Interests and $21 million (USD $16 million) (2020: $nil) was earned on the US Class A Interests for a total of $33 million (2020: $nil), which has been recorded as part of the net change in the fair value of the investment. Accretion earned to date on the Canadian Class A Interests may not be recoverable as the fair value of the investment has been written down as discussed later in this note.

On January 8, 2021, TC Energy exercised the repurchase right to purchase substantially all of the US Class A Interests held by 2254746 Alberta Sub Ltd. for CAD $632 million (USD $497 million) by drawing on the TC Energy credit facility guaranteed by APMC (Refer to Keystone XL Expansion Project Debt Guarantee).

On January 20, 2021, with the revocation of the permit for the cross-border portion of the Keystone XL Pipeline, TC Energy has suspended the advancement of the Keystone XL pipeline project. The APMC, along with TC Energy, are assessing the implications of the revocation and are considering their options. The APMC has ceased accruing a return on the remaining Class A Interests.

On June 9, 2021, APMC entered into the final Keystone XL agreement with TC Energy as disclosed under subsequent events (Note 9). The APMC provided total contributions of CAD $1,035 million on behalf of the TC Energy partnerships to fund debt guarantee cancellation payments to the lenders as part of the original investment agreement. The debt guarantee cancellation payments were made on June 16, 2021, and APMC has no further obligations relating to the investment agreement and/or the debt guarantee. The TC Energy has agreed to indemnify APMC for any debt financing costs included in any debt guarantee cancellation payments made by APMC under the debt guarantee. Pursuant to the final Keystone XL agreement, Class C Interests were issued in exchange for the payment of the debt guarantee cancellation payments made on June 16, 2021. The previous Class A Interests held were redeemed for a nominal amount on June 16, 2021. The Class C Interests received on June 16, 2021, do not have any put rights, voting rights or approval rights with respect to the business and affairs of the TC Energy partnerships or carriers. The terms of the final Keystone XL agreement have a contractual mechanism for future distribution of proceeds from liquidated assets of the Keystone XL project to APMC, for its Class C Interests, and to TC Energy.

The following table provides the fair value measurement hierarchy of the APMC’s assets.

	Date of valuation	Total	Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
			In millions

Assets measured at fair value:

Keystone XL investment	March 31, 2021	$106	$-	$-	$106

Reconciliation of Keystone XL Investment

As at April 1, 2020					102

Contributions - Canadian Class A interests					349

Contributions - US Class A interests					585
					$ 1,036

Foreign exhange loss recognized in net income/(loss)					(42)

Net change in fair value recognized in net income/(loss)					(256)

Repurchase of US Class A interests					(632)

As at March 31, 2021					$106

The fair value of the Keystone XL Investment at March 31, 2021, was estimated by using a market approach to value Keystone XL Phase 4 pipeline assets under an abandonment scenario incorporating inputs for the estimated net realizable value of the assets.

Government of Alberta | Annual Report 2020–2021	53

CONSOLIDATED FINANCIAL STATEMENTS

EQUITY IN GOVERNMENT BUSINESS ENTERPRISES	SCHEDULE 8 (continued)

The determination of the fair value estimate included significant unobservable inputs comprised of estimated cash inflows and outflows relating to an abandonment scenario. If the estimated cash flows relating to the abandonment scenario increase/(decrease), the fair value estimate increases/(decreases).

As the liquidation process under the abandonment scenario continues, more information is likely to become available that will impact the significant unobservable inputs. As a result, the estimated fair value will be impacted by events after the reporting period.

Keystone XL Expansion Project Debt Guarantee

Pursuant to the investment agreement between TC Energy and APMC, APMC has provided a debt guarantee related to the financing of TC Energy affiliate entities, in which an APMC subsidiary has partnership interests, for the Keystone XL Expansion Project (Guarantee). The Guarantee agreement was effective January 4, 2021. The Guarantee was in effect for the entire term to maturity of the TC Energy credit facility. The maturity date applicable to lending under the facility was January 4, 2024. On March 26, 2021, TC Energy reduced the total amount available under the credit facility from USD $4.1 billion to USD $1.6 billion pursuant to negotiated amendments. As at March 31, 2021, $855 million was the principal amount drawn on the debt at that date. It was management’s expectation that there was a significant risk that the borrowers were likely to default on the debt on or before the middle of June 2021, and thus it would be likely that APMC will have a credit loss pursuant to its obligations under the Guarantee.

The maximum exposure to credit risk relating to a guarantee is the maximum risk of loss if there was a total default by the debt holder.

As at March 31, 2021, the undiscounted maximum exposure to credit loss as a result of debt guaranteed by APMC is CAD $1,035 million, which represents the amount of the debt guarantee cancellation payments that were paid on June 16, 2021, under the final Keystone XL agreement. As a result, an expected credit loss provision for expected losses on these guarantees of $1,035 million has been recognized in APMC’s consolidated financial statements as a liability.

Legal Actions

At March 31, 2021, the government business enterprises were involved in various legal actions. Accruals have been made in specific instances where it is probable that losses will be incurred which can be reasonably estimated. The resulting loss, if any, from claims in excess of the amounts accrued cannot be determined.

Of the various legal actions, the government business enterprises are jointly or separately named as a defendant in 26 (2020: 20) legal claims of which the outcome is not determinable. Of the 26 claims, 23 (2020: 17) have specified amounts totaling approximately $56 million (2020: $47 million) and three claims (2020: three) have no specified amount. The government business enterprises are also named in nil (2020: nil) claims, the outcome of which is likely and has a specific amount of $nil (2020: $nil). One (2020: one) claim totaling approximately $0.2 million (2020: $0.2 million) is covered by the Alberta Risk Management Fund.

BP

In addition to legal actions disclosed above, on June 12, 2019, the BP received a statement of claim from a power producer seeking $18 million in damages from the BP. The BP has filed a statement of defense and will vigorously defends its position. The BP is of the opinion the statement of claim is without merit. Furthermore, Section 92 of the Electric Utilities Act provides the BP with strong liability protection for such claims. As at March 31, 2021, no contingent liability has been recorded.

On January 27, 2021, the BP received a statement of claim from a power producer related to the line loss rule proceeding and is seeking $10 million in damages from the BP. The BP is preparing its statement of defense and considers the claim to be without merit. At March 31, 2021, no contingent liability has been recorded.

54	Government of Alberta | Annual Report 2020–2021

CONSOLIDATED FINANCIAL STATEMENTS

EQUITY IN GOVERNMENT BUSINESS ENTERPRISES	SCHEDULE 8 (continued)

Market Surveillance Administrator (MSA) Investigation

On August 5, 2020, the BP received Notice of Investigation from the MSA. The MSA is investigating to assure itself that the BP is complying with all of its obligations and ensuring the BP acted within the limits of the Power Purchasing Arrangement (PPA) framework and in accordance with the laws that govern Alberta. To date, there has been no finding of fault and the BP has not accrued any contingent liability in respect of this matter.

The BP is involved in other legal claims and legal proceedings arising in the ordinary course of business. Although the outcome of such matters cannot be predicted with certainty, the Corporation does not consider the BP’s exposure to litigation to be material to these financial statements. Accruals for litigation, claims and assessments are recognized if the BP determines that the loss is probable and the amount can be reasonably estimated. The BP believes it has made adequate provisions for such legal claims.

Measurement Uncertainty

APMC

The Province, through its agent APMC, is party to the Partnership. The APMC has used judgement to estimate the net present value of the Processing Agreement with the Partnership, as well as to estimate the monthly toll commitments in this disclosure.

The determination of the fair value estimates of Keystone XL investment is subject to measurement uncertainty as it requires the use of significant unobservable assumptions in the valuation techniques and various critical judgments and estimates.

BP

The estimates and assumptions made in BP’s audited financial statements and financial results from January 1 to March 31, 2021 are subject to measurement uncertainty. There is a significant risk of a material adjustment to the carrying amounts of assets and liabilities within the next financial year. In addition, the BP’s provisions for onerous contracts have been recorded at the lower of the present value of continuing the PPAs and the expected costs of terminating them.

Derivative Contracts

ATB Financial has the following derivatives:

	2021	2020
	Fair value	Fair value
	in	millions
Interest rate derivatives (a)	$189	$348
Cross currency interest rate swaps	1	122
Forward commodity contracts (b)	67	721
Foreign currency derivatives	2	57
Future contracts	2	4
Embedded derivatives	(1)	(2)
Net derivative-related investments	$260	$550

(a)

The exposure to credit risk on the fair value of derivatives of $1,182 million (2020: $1,540 million) is impacted by $557 million (2020: $576 million) resulting from entering into master netting agreements and is reduced by $98 million (2020: $637 million) in collateral agreements with counterparties resulting in a residual credit exposure of $527 million (2020: $327 million) of the derivative assets and $241 million (2020: $369 million) of the derivative liability.

Government of Alberta | Annual Report 2020–2021	55

CONSOLIDATED FINANCIAL STATEMENTS

EQUITY IN GOVERNMENT BUSINESS ENTERPRISES	SCHEDULE 8 (continued)

(b)

Commodity price risk arises when ATB Financial offers deposit or derivative products where the value of the derivative instrument or rate of return on the deposit is linked to changes in the price of the underlying commodity. ATB Financial uses commodity-linked derivatives to fully hedge associated commodity risk exposure on these products and does not accept any net direct commodity price risk.

Pension Liabilities

The government business enterprises have pension liabilities of $54 million (2020: $26 million) comprised of $75 million (2020: $72 million) for employees in the Public Service Pension Plan, the Management Employees Pension Plan, the Supplementary Retirement Plan for Public Service Managers and $21 million in pension assets (2020: $46 million pension liability) in other pension plans.

Subsequent Events

APMC

Subsequent to year end, APMC borrowed $237 million from the Province at variable rates of interest and repayment terms.

LOANS RECEIVABLE	SCHEDULE 9

	2021	2020
	In	millions

Loans receivable made under the authority of:
Local Authorities Capital Financing Act (a)	$14,442	$14,324
Student Loan Act (b)	3,888	3,584
Agriculture Financial Services Act (c)	2,524	2,448
Oil and Gas Conservation Act (d)	242	173
Seniors’ Property Tax Deferral Act	36	31
Seniors’ Home Adaptation and Repair Act	25	22
Alberta Housing Act	18	21
Utility Payment Deferral Program Act	7	-
Financial Administration Act	1	2
	21,183	20,605
Less allowance for doubtful accounts (b)	545	434
	$20,638	$20,171

The loan repayment schedule is as follows:

	Principal (e)	Interest	Total payments
		In millions
2021-22	$1,340	$806	$2,146
2022-23	1,276	661	1,937
2023-24	1,259	616	1,875
2024-25	1,242	571	1,813
2025-26	1,312	525	1,837
Thereafter	13,868	3,492	17,360
	$20,297	$6,671	$26,968

(a)

The Province maintains a loan portfolio consisting of several different borrower categories, each with their own source of security to ensure repayment. Municipal loans on average yield 3.6% (2020: 3.7%) per annum.

56	Government of Alberta | Annual Report 2020–2021

CONSOLIDATED FINANCIAL STATEMENTS

LOANS RECEIVABLE	SCHEDULE 9 (continued)

(b)

Student loans become payable and interest is earned starting six months after students discontinue their studies or graduate. Loans are unsecured and repayable to a maximum term of 114 months. The interest rates on student loans are a floating rate of prime plus 1.0% and a fixed rate of prime plus 2.0%.

Allowance for doubtful accounts includes allowance for repayment assistance, impaired loans, and loan subsidy.

The allowance for repayment assistance is a provision that estimates the amount of loans receivable that will be forgiven through the repayment assistance program. The key assumptions used to determine the provision are future loan amounts approved for repayment assistance and loan forgiveness rates 7.0% (2020: 11.3%).

The allowance for impaired loans is a provision that estimates the amount of loans receivable that will be impaired. The key assumptions used to determine this provision are default rates of 7.6% (2020: 5.3%) and recovery rates of 22.2% (2020: 24.2%). The allowance for loan subsidy is a provision that reflects the future benefit provided to students. The key assumptions used to determine this provision are a blended student lending rate of 4.0% (2020: 3.4%), the annual average provincial borrowing rate of 3.0% (2020: 2.3%) for similar maturities, the average repayment period of 10 years (2020: 10 years), default rate assumptions, and Repayment Assistance Plan rate assumptions.

(c)	The weighted average annual interest rate of the Agricultural Financial Services loan portfolios is 3.7% (2020: 4.0%).

Loans have fixed interest rates for the term of the loan or renewal period. Loans have blended repayments during the term and can be repaid in full or part during the term without penalty. The loans are secured by tangible assets consisting predominantly of land followed by buildings, equipment and other assets. The estimated values of such assets are $5.7 billion (2020: $5.7 billion).

(d)

Pursuant to section 76.2 of the Oil and Gas Conservation Act, the Province entered into an agreement with Alberta Oil and Gas Orphan Abandonment and Reclamation Association (also known as Orphan Well Association or OWA) to provide OWA with a series of interest-free loan advances to clean up orphaned oil and gas wells. A discount of $39 million (2020: $22 million) for the present value of foregone interest will be amortized to revenue in subsequent periods over the remaining life of the loan.

(e)	Some loans, such as loans under Student Loan Act, are excluded from the repayment schedule as no terms of repayment have been established.

Government of Alberta | Annual Report 2020–2021	57

CONSOLIDATED FINANCIAL STATEMENTS

ACCOUNTS PAYABLE AND OTHER ACCRUED LIABILITIES	SCHEDULE 10

	2021	2020
	In	millions

Salaries, wages, employment contracts and benefits	$3,137	$2,944
Grants	2,436	1,506
Corporate income tax receipts in abeyance and tax refunds payable	1,141	1,423
Unearned revenue	956	746
Accrued interest	956	645
Coal phase-out agreements	834	914
Collateral received (a)	125	1,357
Other accounts payable and accrued liabilities	5,031	4,342
	$14,616	$13,877

(a)	The Province received cash collateral from counterparties under the terms of the CSA agreements as disclosed in Note 3.

DEBT	SCHEDULE 11

The debt for the Province is as follows:

	2021	2020
	In	millions

Direct borrowings	$108,338	$89,170
Liabilities under public private partnerships	3,087	3,038
Capital lease liabilities	268	230
	$111,693	$92,438

The consolidated gross debt of the Province totaling $117,796 million (2020: $98,378 million - restated (a)) is comprised of debt of the Province of $111,693 million (2020: $92,438 million) and debt issued on behalf of government business enterprises totaling $6,103 million (2020: $5,940 million - restated (a)).

The consolidated gross debt servicing cost of the Province totaling $2,826 million (2020: $2,345 million) is comprised of $2,739 million (2020: $2,235 million) on debt of the Province and $87 million (2020: $110 million) on debt issued on behalf of government business enterprises.

(a)	The amount borrowed by the Province on behalf of ATB Financial is revised from fair value of $4,402 million (Schedule 8) to carrying value of $4,313 million.

58	Government of Alberta | Annual Report 2020–2021

CONSOLIDATED FINANCIAL STATEMENTS

DEBT	SCHEDULE 11 (continued)

Direct Borrowings

The Province meets financing requirements set out in the Fiscal Plan by issuing bonds and promissory notes in the domestic and international capital markets. As at March 31, 2021, the maturity schedule for the Province’s outstanding borrowings is as follows:

Fiscal Year of Maturity Ending March 31	Direct Borrowings(a)
	Effective		(in Canadian dollars)		2021	2020
	interest rate(b)	Canadian dollar	US dollar	Other currencies	Total	Total
			In millions
Floating rate direct borrowings
2022	0.78%	$-	$-	$279	$279	$480
Fixed rate direct borrowings
2021	-	-	-	-	-	14,777
2022	0.65%	5,120	7,162	1,309	13,591	4,923
2023	2.45%	2,807	1,891	431	5,129	5,129
2024	3.00%	1,765	5,006	70	6,841	6,841
2025	2.19%	2,623	2,965	-	5,588	5,588
2026	2.23%	3,771	3,154	5,925	12,850	-
2022 - 2026 (< 5 years)	1.89%	16,086	20,178	8,014	44,278	37,738
2027 - 2031 (6-10 years)	2.33%	22,077	5,642	2,269	29,988	24,456
2032-2041 (11-20 years)	3.21%	6,658	-	489	7,147	7,829
2042-2122 (> 21 years)	3.00%	25,126	51	1,010	26,187	19,400
Total direct borrowings issued at face value	2.36%	$69,947	$25,871	$11,782	$107,600	$89,423
Unamortized premium/(discount)					738	(253)
Total direct borrowings					$108,338	$89,170

(a)

Direct borrowings include the following foreign currency denominated direct borrowing that is fully hedged to Canadian dollars to eliminate exposure to future fluctuations in exchange rates. Fully hedged foreign currency direct borrowing is translated into Canadian dollars at the rate of exchange established by the hedging instrument.

	Debt at par				Debt at cost (CAD$)
Fully Hedged Foreign Currency	2021		2020		2021	2020
US dollars		$19,605		$15,786	$25,866	$20,771
Euros		€4,677		€3,507	7,130	5,351
Swedish Krona	SEK	2,500	SEK	2,500	357	357
Norweigan Kroner	kr	2,000	kr	-	279	-
Australian dollars		$1,435		$1,050	1,388	1,019
British pounds sterling		£1,050		£1,050	1,740	1,740
South African Rand	ZAR	750	ZAR	750	70	70
Swiss francs	CHF	585	CHF	585	820	820

(b)

The effective interest rate is based on the weighted average of direct borrowing issues. The effective rate is the rate that exactly discounts estimated future cash payments through the expected term of the direct borrowing to the net carrying amount and includes the effects of interest rate and currency swaps.

Liabilities under Public Private Partnerships

The Province has entered into 33 to 35 year contracts for the design, finance, build, operations and maintenance of ring road segments under the following P3: Anthony Henday - South East, North West and North East Edmonton Ring Road, and Stoney Trail - North East, South East and South West Calgary Ring Road. In addition, the Province has entered into 32-year contracts for the design, finance, build, and maintenance of schools under the Alberta Schools Alternative Procurement Phase 1, Phase 2 and Phase 3 projects. These

Government of Alberta | Annual Report 2020–2021	59

CONSOLIDATED FINANCIAL STATEMENTS

DEBT	SCHEDULE 11 (continued)

contracts include a construction period followed by a 30-year operations period for the ring roads and a 30-year maintenance period for the schools. The Province has also entered into a 12-year contract for the design, finance, build and operation of the Evan Thomas Water and Wastewater Treatment Facilities which includes a construction period followed by a 10-year operations period.

The details of the contract under construction are as follows:

	Contractor	Date contract entered into	Scheduled completion date	Date capital payments begin
South West Calgary Ring Road	Mountain View General Partners General Partnership	September 2016	October 2021	October 2020

The details of the contracts for those projects that are already operational are as follows:

	Contractor	Date contract entered into	Completion date	Date capital payments began
Anthony Henday – South	Access Roads	January 2005	October 2007	November 2007
East Edmonton Ring Road	Edmonton Ltd.
Stoney Trail – North	Stoney Trail Group	February 2007	October 2009	November 2009
East Calgary Ring Road
Alberta Schools Alternative	BBPP Alberta	September 2008	June 2010	July 2010
Procurement Phase 1	Schools Ltd.
Anthony Henday – North	NorthwestConnect	July 2008	October 2011	November 2011
West Edmonton Ring Road	General Partnership
Alberta Schools Alternative	B2L Partnership	April 2010	June 2012	August 2012
Procurement Phase 2
Stoney Trail – South	Chinook Roads	March 2010	November 2013	November 2013
East Calgary Ring Road	Partnership
Alberta Schools Alternative	ABC Schools	September 2012	June 2014	July 2014
Procurement Phase 3	Partnership
Evan Thomas Water &	EPCOR Water	October 2012	August 2014	August 2014
Wastewater Treatment Facilities	Services Inc.
Anthony Henday – North East	Capital City Link	May 2012	September 2016	October 2016
Edmonton Ring Road	General Partnership

The calculation of the P3 liabilities is as follows:

	2021	2020
	In	millions
Liabilities beginning of year	$3,038	$2,946
Additions to liabilities during the year	123	159
Principal payments	(74)	(67)
Liabilities end of year	$3,087	$3,038

60	Government of Alberta | Annual Report 2020–2021

CONSOLIDATED FINANCIAL STATEMENTS

DEBT	SCHEDULE 11 (continued)

Estimated payment requirements for each of the next five years and thereafter are as follows:

Capital Payments
In millions

2021-22	$210
2022-23	216
2023-24	216
2024-25	215
2025-26	215
Thereafter	3,766
4,838
Less net present value of interest	(1,751)
Total liabilities	$3,087

The capital payments for P3 are fixed, equal monthly payments for the privately financed portion of the costs of building the infrastructure. The present value of these capital payments is recorded as a liability on the Consolidated Statement of Financial Position.

Capital Lease Liabilities

Capital lease liabilities consist of the present value of the minimum lease payments related to leased capital assets. The Province has lease agreements with terms up to 25 years with interest rates ranging between 0% and 4.7%.

The following is a breakdown of capital lease liabilities by major category:

	2021	2020
	In	millions
Building	$210	$164
Equipment	28	19
Other	30	47
	$268	$230

Major leases include:

•	Bentall Investment Management building administration for Calgary Board of Education of $97 million (2020: $103 million) with weighted average interest rate of 4.7% and maturing February 28, 2031.

•	Leased buildings for community services for $53 million (2020: $nil) with weighted average interest rate of 0.2% and latest maturity on September 4, 2040.

•	Leased buildings for ambulances for $36 million (2020: $37 million) with weighted average interest rate of 3.1% and latest maturity on December 31, 2039.

•	EPIC Systems, Inc. of $28 million, (2020: $47 million), for the perpetual license of a clinical information system with weighted average interest rate of 3.4% and maturing August 14, 2027.

•	School buildings for two (2020: two) school jurisdictions of $24 million (2020: $24 million) with weighted average interest rate of 4.0% and latest maturity on August 31, 2044.

Government of Alberta | Annual Report 2020–2021	61

CONSOLIDATED FINANCIAL STATEMENTS

DEBT	SCHEDULE 11 (continued)

Aggregate lease payments for each of the next five years and thereafter are as follows:

Lease Payments
In millions

2021-22	$54
2022-23	40
2023-24	25
2024-25	23
2025-26	22
Thereafter	165
Total lease payments	329
Less interest	(61)
Total capital lease liabilities	$268

PENSION PLANS AND OTHER DEFINED BENEFIT PLANS	SCHEDULE 12

Pension Plans

The President of Treasury Board and Minister of Finance is the trustee for the following pension plans under the Public Sector Pension Plans Act: Management Employees Pension Plan (MEPP), and the Public Service Management (Closed Membership) Pension Plan (PSMC). The President of Treasury Board and Minister of Finance is also the trustee for the Provincial Judges and Masters in Chambers (Registered) Pension Plan (PJMCPP) under the Provincial Court Act and the Supplementary Retirement Plan for Public Service Managers (MSRP) under the Supplementary Retirement Plan – Retirement Compensation Arrangement Directive (Treasury Board Directive 01/06). All of these pension plans are open with the exception of PSMC.

On March 1, 2019, Local Authorities Pension Plan (LAPP), Public Service Pension Plan (PSPP) and Special Forces Pension Plan (SFPP) transitioned to a joint governance structure in accordance with the Joint Governance of Public Sector Pension Plans Act passed on December 5, 2018. On the transition date, ownership of the Plan fund transferred from the President of Treasury Board and Minister of Finance as the trustee to the newly established LAPP Corporation, PSPP Corporation and SFPP Corporation respectively. The corporation of each plan is the administrator and trustee of these plans. Under joint governance, a Sponsor Board comprising nominees from employee and employer sponsor organizations governs and is responsible for each plan.

Financial statements for MEPP, PSMC, PJMCPP and MSRP as of their December 31, 2020 year end or March 31, 2021 year end are included as supplementary information in the Ministry of Treasury Board and Finance Annual Report. Financial statements for LAPP, PSPP and SFPP are available on respective corporation’s website. All of the plans, except PJMCPP, are multi-employer plans.

The Teachers’ Pension Plan (Teachers’) and the Universities Academic Pension Plan (UAPP) are administered by their respective boards.

In addition to the aforementioned plans, there are several agencies which maintain their own plans to compensate senior staff members that do not participate in the regular government pension plans. These entities include the Alberta Innovates, Alberta Energy Regulator, Alberta Utilities Commission, Alberta Securities Commission and some SUCH sector entities. Summaries of these plans are included in these financial statements as Supplementary Executive Retirement Plans (SERP) and Supplementary Pension Plans (SPP). Additional information can be found in the entities’ financial statements.

62	Government of Alberta | Annual Report 2020–2021

CONSOLIDATED FINANCIAL STATEMENTS

PENSION PLANS AND OTHER DEFINED BENEFIT PLANS	SCHEDULE 12 (continued)

The following is a summary of the plans for the year ended March 31, 2021:

Defined benefit pension plans	Approximate number of active employees	Average age of active employees	Approximate number of former employees entitled to future benefits (b)	Approximate number of retirees receiving benefits	Employee contributions	Employer contributions	Benefit payments
					In millions
LAPP	164,878	45	35,673	76,752	$1,120	$1,215	$1,857
PSPP	39,204	44	15,940	29,261	299	302	650
MEPP	4,950	48	1,232	6,148	76	79	283
MLAPP (a)	-	-	-	92	-	-	3
MSRP	838	52	258	1,315	2	2	9
PJMCPP (Unregistered) PP	123	61	2	173	1	1	10
PJMCPP (Registered) PP	123	61	4	183	1	4	9
PSMC (a)	-	-	38	1,469	-	-	43
SFPP (a)	4,553	41	212	2,787	68	78	161
Teachers’ Pre-1992	3,428	57	667	26,841	-	-	495
Teachers’ Post-1992	40,254	42	10,357	26,620	400	389	693
UAPP Pre-1992 (a)	415	63	-	3,783	15	15	133
UAPP	7,855	50	2,485	6,166	133	133	308

(a)

During the year, these plans also received contributions, primarily related to pre-1992 commitments, from the Province as follows: PSMC $44 million, SFPP $6 million, UAPP Pre-1992 $13 million and MLAPP $3 million.

(b)	Includes vested former employees in the pension plan and non-vested former employees entitled to a refund of their contributions.

The plans provide a defined benefit retirement income based on a formula for each plan that considers final average years of salary, length of service and a percentage ranging from 1.4% to 2.0% per year of service.

The Province accounts for the liabilities for pension obligations on a defined benefit basis as a participating employer for former and current employees in LAPP, MEPP, MSRP, PJMCPP, PSPP, Teachers’ and UAPP for the government’s consolidated reporting entities except for government business enterprises that are required to account directly for participation in the public service pension plans under IFRS.

In addition, the Province accounts for the specific commitments made for pre-1992 pension obligations to the Teachers’, PSMC, UAPP and SFPP. In 1992, there was pension plan reform resulting in pre-1992 and post-1992 arrangements for several pension plans.

The Province also accounts for the obligation to the Members of the Legislative Assembly Pension Plan (MLAPP).

Government of Alberta | Annual Report 2020–2021	63

CONSOLIDATED FINANCIAL STATEMENTS

PENSION PLANS AND OTHER DEFINED BENEFIT PLANS	SCHEDULE 12 (continued)

The following table contains summarized pension liabilities of specific pension plans. Complete financial information is available through each pension plan’s financial statements.

	2021		2020
	Pension liabilities	Pension provision/ (recovery) (Schedule 3)	Pension liabilities
		In millions
Liabilities for the Province’s employer share for former and current employees
LAPP (a)	$-	$-	$-
MEPP (b)	-	-	-
MSRP (c)	60	(7)	67
PJMCPP (d)	41	41	-
PSPP (e)	-	-	-
Teachers’ (f)	95	(120)	215
UAPP (g)	196	29	167
SERP and SPP (h)	72	(9)	81
	464	(66)	530
Liabilities for the Province’s commitment towards pre-1992 obligations
Teachers’ (f)	7,398	(156)	7,554
PSMC (i)	423	(26)	449
UAPP (g)	249	(17)	266
SFPP (g)	66	(15)	81
	8,136	(214)	8,350
MLAPP (j)	36	(2)	38
	$8,636	$(282)	$8,918

The following is a description of each pension plan:

(a)

The LAPP is a contributory defined benefit pension plan for eligible employees of local authorities and approved public bodies. These include cities, towns, villages, municipal districts, hospitals, Alberta Health Services, school divisions, school districts, colleges, technical institutes and certain commissions, foundations, agencies, libraries, corporations, associations and societies. In accordance with the Employment Pension Plans Act, as modified by the Joint Governance of Public Sector Pension Plans Act and the Exemption (Public Section Pension) Regulation (AR 3/2019) under the Employment Pension Plans Act, the actuarial deficiencies as determined by actuarial funding valuations are expected to be funded by special payments currently totaling 0.87% of pensionable earnings shared equally between employers and employees until December, 31, 2034. Current services costs are funded by employers and employees.

(b)

The MEPP is a contributory defined benefit pension plan for eligible management employees of the Province and certain approved provincial agencies and public bodies. Members of the former Public Service Management Pension Plan who were active contributors at August 1, 1992, and have not withdrawn from the Plan since that date, continue as members of this Plan. In accordance with the Public Sector Pension Plans Act, the actuarial deficiencies as determined by the December 31, 2018 actuarial funding valuation, the Plan is fully funded therefore no special payments are required.

(c)

The MSRP is a contributory defined benefit pension plan for certain public service managers of designated employers who participate in the MEPP and whose annual salary exceeds the maximum pensionable salary limit under the Income Tax Act. The Plan is supplementary to the MEPP. The contribution rates in effect at December 31, 2020 were at 12.8% (2019: 12.8%) of pensionable salary in excess of the maximum pensionable salary limit for eligible employees and designated employers.

(d)

The Provincial Judges and Masters in Chambers Registered and Unregistered Pension Plans collectively are contributory defined benefit pension plans for Judges and Masters in Chambers of the Province. Current service costs in the Registered Plan are funded

64	Government of Alberta | Annual Report 2020–2021

CONSOLIDATED FINANCIAL STATEMENTS

PENSION PLANS AND OTHER DEFINED BENEFIT PLANS	SCHEDULE 12 (continued)

by the Province and plan members at rates which are expected to provide for all benefits payable under the Plan. The rates in effect at March 31, 2021 are 7.0% of capped salary for plan members and 19.56% of capped salary for the Province. The Unregistered Plan contribution rates in effect at March 31, 2021 are unchanged at 7.0% of pensionable salary in excess of capped salary for members and 7.0% of the excess for the Province. Benefits are payable by the Province if assets are insufficient to pay for all benefits under the plans.

(e)

The PSPP is a contributory defined benefit pension plan for eligible employees of the Province, approved provincial agencies and public bodies. In accordance with the Employment Pension Plans Act, as modified by the Joint Governance of Public Sector Pension Plans Act and the Exemption (Public Section Pension) Regulation (AR 3/2019) under the Employment Pension Plans Act, the Plan is fully funded and no special payments are required, as determined by the December 31, 2019 actuarial funding valuation.

(f)

The Teachers’ Pension Plans Act requires all teachers under contract with jurisdictions in Alberta to contribute to the Teachers’ Pension Plan. The Province assumed responsibility for the entire unfunded pre-1992 pension obligation of the Teachers’ Pension Plan. In 2009-10 there was a repayment of $1,187 million towards the liability. As of September 1, 2009, the costs of all benefits under the Pre-1992 Plan are paid by the Province.

(g)

Under the Employment Pension Plans Act, as modified by the Joint Governance of Public Sector Pension Plans Act and the Exemption (Public Section Pension) Regulation (AR 3/2019) under the Employment Pension Plans Act, the Province has a liability for payment of additional contributions under defined benefit pension plans for certain employees of municipalities and post-secondary educational institutions. The plans are the Universities Academic and the Special Forces plans.

For the UAPP, the unfunded liability for service credited prior to January 1, 1992 is being financed by additional contributions of 1.25% of pensionable salaries by the Province, and contributions by employers and employees to fund the remaining amount, as determined by the plan valuation, over the period ending on or before December 31, 2043. Employers and employees fund current service costs.

For the SFPP, the unfunded liability for service credited prior to January 1, 1992 is being financed by additional contributions in the ratio of 1.25% by the Province and 0.75% each by employers and employees, over the period ending on or before December 31, 2036. Current service costs are funded by employers and employees. The Act provides that payment of all benefits arising from pensionable service prior to 1994, excluding post-1991 cost of living adjustment benefits, is guaranteed by the Province.

(h)

Certain consolidated entities provide defined supplementary executive retirement plans for certain management staff, and other benefit plans for all or specific groups of staff, depending on the plans. The cost of these benefits are actuarially determined on an annual basis using the projected benefit method pro-rated on services, a market interest rate, and management’s best estimate of expected costs and the period of benefit coverage.

(i)

The PSMC provides benefits to former members of the Public Service Management Pension Plan who were retired, were entitled to receive a deferred pension or had attained 35 years of service before August 1, 1992. The costs of all benefits under the Plan are paid by the Province.

(j)

The Province has a liability for payment of pension benefits under a defined benefit pension plan for Members of the Legislative Assembly. Active participation in this plan was terminated as of June 1993, and no benefits can be earned for service after this date. The costs of all benefits under the plan are paid by the Province.

Government of Alberta | Annual Report 2020–2021	65

CONSOLIDATED FINANCIAL STATEMENTS

PENSION PLANS AND OTHER DEFINED BENEFIT PLANS	SCHEDULE 12 (continued)

The table below contains detailed information on liabilities of pension plans as a participating employer:

As at March 31, 2021

				Teachers’			2021	2020
				Pension
				Plan
	LAPP	MEPP	PSPP	Post-1992	UAPP	Others (e)	Total	Total
				In millions

Net assets available for benefits (a)	$53,599	$5,618	$15,634	$20,602	$5,846	$706

Pension obligation (a)	48,638	4,808	13,402	19,540	6,664	873

Pension plan (surplus)/deficit	(4,961)	(810)	(2,232)	(1,062)	818	167

Unamortized gains/(losses) (b)	2,629	229	1,646	1,253	(104)	(1)

Timing differences (c)	(86)	(12)	(75)	-	-	-

(Accrued benefit asset)/future benefit liability	$(2,418)	$(593)	$(661)	$191	$714	$166

(Asset)/Liability for the Province’s share for former and current employees	(748)	(289)	(293)	96	196	166	(872)	(422)

Valuation adjustment (d)	748	289	293	-	-	6	1,336	951

Liability for the Province’s commitment towards pre-1992 obligation							8,136	8,351

MLAPP							36	38

Total pension liability of the Province							$8,636	$8,918

(a)	These numbers are as reported in the pension plan 2020 financial statements, except for the Teachers’ Post-1992 Pension Plan and the UAPP which use numbers as reported in actuarial reports.

(b)	Under PSAS, gains and losses are amortized over the employee average remaining service life of each plan, which range from eight to eleven years.

(c)	Accounting timing differences between the pension plan fiscal year ends and March 31 are for payments and interest expense.

(d)	The valuation adjustments reflect that the assets belong to the members and others entitled to benefits under these pension plans and the administrators/trustees have no claim to any of these assets.

(e)	Others include the MSRP, PJMCPP and SERP.

66	Government of Alberta | Annual Report 2020–2021

CONSOLIDATED FINANCIAL STATEMENTS

PENSION PLANS AND OTHER DEFINED BENEFIT PLANS	SCHEDULE 12 (continued)

The pension expense for the Province is as follows:

				Teachers’ Pension Plan				2021	2020

	LAPP	MEPP	PSPP	Pre-1992	Post-1992	UAPP	Others(c)	Total	Total
				In millions

Pension expense

Current period benefit cost (a)	$1,814	$130	$417	$-	$613	$98	$30	$3,102	$3,327

Amortization of actuarial

(gains)/losses (b)	(408)	(26)	(161)	83	163	33	(15)	(331)	(32)

Total	$1,406	$104	$256	$83	$776	$131	$15	$2,771	$3,295

Province’s share of pension expense	$435	$50	$113	$83	$388	$131	$15	$1,215	$1,354

Interest expense

Interest on pension (asset)/liability (a)	(125)	(29)	(71)	256	(27)	31	29	64	163

Total pension expense of the Province	$310	$21	$42	$339	$361	$162	$44	$1,279	$1,517

(a)	As reported in pension plan financial statements or actuarial reports. Numbers in UAPP are net of employees’ share.

(b)	Except for SFPP, numbers are adjusted to March 31, 2021.

(c)	Others includes the MSRP, PJMCPP, SFPP, SERP, MLAPP and PSMC.

Pension liabilities are based upon actuarial valuations performed at least triennially using the projected benefit method pro-rated on services and actuarial extrapolations performed at December 31, 2020 or March 31, 2021. The assumptions used in the valuations and extrapolations were adopted after consultation between the pension plan boards, the government and the actuaries, depending on the plan, and represent best estimates of future events. The non-economic assumptions include considerations such as mortality as well as withdrawal and retirement rates. The primary economic assumptions include salary escalation rate, discount rate and inflation rate. Each plan’s future experience will inevitably vary, perhaps significantly, from the assumptions. Any differences between the actuarial assumptions and future experience will emerge as gains or losses in future valuations. Gains and losses are amortized over the expected average remaining service lives of the related employee groups.

Government of Alberta | Annual Report 2020–2021	67

CONSOLIDATED FINANCIAL STATEMENTS

PENSION PLANS AND OTHER DEFINED BENEFIT PLANS	SCHEDULE 12 (continued)

The date of actuarial extrapolation and primary economic assumptions used for accounting purposes were:

Plan	Latest valuation date	Latest extrapolation date	Salary Escalation rate %	Inflation rate %	Discount rate (a) %

Teachers’ Pre-1992 Pension Plan	31-Aug-20	31-Mar-21	-	2.00	3.40

Teachers’ Post-1992 Pension Plan	31-Aug-20	31-Mar-21	3.00	2.00	5.40

PSMC	31-Dec-17	31-Dec-20	-	2.00	3.40

UAPP	31-Dec-18	31-Mar-21	3.00	2.00	5.20

LAPP	31-Dec-19	31-Dec-20	3.00	2.00	4.90

PSPP	31-Dec-19	31-Dec-20	3.00	2.00	5.60

MLAPP	31-Mar-20	31-Mar-21	-	2.00	3.40

MEPP	31-Dec-18	31-Dec-20	3.00	2.00	5.90

PJMCPP, Unregistered	31-Mar-20	31-Mar-21	3.00	2.00	4.50

PJMCPP, Registered	31-Mar-20	31-Mar-21	3.00	2.00	4.40

MSRP	31-Dec-18	31-Dec-20	3.00	2.00	5.00

SFPP	31-Dec-19	31-Dec-20	3.00	2.00	5.20

(a)	The discount rate is the expected rate of return for plans with assets and is also the discount rate used to measure the actuarial liability.

The actual return on major funded plans’ assets during the period ranges from 1.6% to 16.9%

(2020: 7.8% to 13.5%). This range includes returns for LAPP, Teachers’ Post-1992 Plan, PSPP, MEPP, SFPP and UAPP.

A separate pension plan fund is maintained for each pension plan except for the Teachers’ Pre-1992 Pension Plan and the MLAPP. Each pension plan fund reports annually through financial statements.

Other Defined Benefit Plans

Long Term Disability Income Continuance Plans

The Province administers two long-term disability income continuance plans. As at March 31, 2021, the Bargaining Unit Plan reported an actuarial surplus of $53 million (2020: surplus of $64 million) and the Management, Opted Out, and Excluded Plan reported an actuarial surplus of $8 million (2020: surplus of $12 million). At March 31, 2021, the Province did not recognize these accrued benefit assets.

Accumulating Non-Vesting Sick Leave Liability

Sick leave benefits are paid by the Province without employees’ contributions and no assets are set aside to fund the obligation. The sick leave liability is based on an actuarial valuation as at March 31, 2021. As at March 31, 2021, the sick leave liability is $131 million (2020: $125 million). These liabilities are reported in accounts payable and other accrued liabilities (Schedule 10).

68	Government of Alberta | Annual Report 2020–2021

CONSOLIDATED FINANCIAL STATEMENTS

DEFERRED CONTRIBUTIONS	SCHEDULE 13

Deferred contributions represent funding or capital assets received from the GoC or other sources with stipulations or external restrictions related to the use of the funding or capital assets. Operating contributions are recognized as revenue when the funding is spent for the restricted purposes. Capital contributions are recognized as revenue over the estimated useful life of the underlying capital assets once constructed or acquired.

Unspent Deferred Contributions
	2021	2020
Deferred operating contributions	In	millions
Deferred operating contributions beginning of year	$1,117	$1,085
Adjustments from prior period	(1)	1
Contributions received	3,164	1,832
Transfers and adjustments	(49)	(63)
Deferred operating contributions recognized as revenue	(1,715)	(1,738)
Deferred operating contributions end of year	2,516	1,117
Unspent deferred capital contributions
Unspent deferred capital contributions beginning of year	175	290
Adjustments from prior period	-	(70)
Contributions restricted for capital	243	200
Transfers to spent deferred capital contributions	(261)	(241)
Transfers from other accounts	-	1
Deferred capital contributions recognized as revenue	(4)	(5)
Unspent deferred capital contributions end of year	153	175
Unspent deferred contributions end of year	$2,669	$1,292

Spent Deferred Capital Contributions
	2021	2020
	In	millions
Spent deferred capital contributions beginning of year	$3,231	$3,164
Adjustments from prior period	(1)	(44)
Transfers from unspent deferred capital contributions	261	241
Transfers from other accounts	50	68
Deferred capital contributions recognized as revenue	(198)	(198)
Spent deferred capital contributions end of year	$3,343	$3,231

Government of Alberta | Annual Report 2020–2021	69

CONSOLIDATED FINANCIAL STATEMENTS

TANGIBLE CAPITAL ASSETS	SCHEDULE 14

		General Capital Assets						Infrastructure Assets				2021	2020
												Total	Total
				Computer				Provincial		Dams and
				hardware				highways,		water
				and		Sub	Land	roads and		management	Sub
	Land (a)	Buildings (b)	Equipment (c)	software	Other (d)	total	improvements (e)	airstrips (f)	Bridges	structures (g)	total
Estimated Useful Life	Indefinite	10-70 yrs	3-25 yrs	3-15 yrs	3-50 yrs		5-40 yrs	20-50 yrs	50 yrs	25-80 yrs
							In millions
Historical cost (h)
Beginning of year	$2,854	$43,691	$7,154	$5,426	$1,373	$60,498	$661	$25,567	$2,448	$1,596	$30,272	$90,770	$87,375
Additions	21	1,950	378	401	56	2,806	40	1,530	74	43	1,687	4,493	3,866
Transfers and adjustments(i)	(1)	(10)	22	-	(5)	6	1	-	-	-	1	7	(39)
Disposals including write-downs	(7)	(82)	(139)	(54)	(12)	(294)	(1)	-	-	-	(1)	(295)	(432)
	2,867	45,549	7,415	5,773	1,412	63,016	701	27,097	2,522	1,639	31,959	94,975	90,770
Accumulated amortization
Beginning of year	$-	$17,219	$5,066	$4,066	$1,016	$27,367	$395	$7,571	$819	$552	$9,337	$36,704	$34,450
Amortization expense	-	1,120	439	321	64	1,944	18	580	63	22	683	2,627	2,578
Transfers and adjustments (i)	-	11	29	9	(11)	38	-	-	-	-	-	38	31
Effect of disposals including write-downs		-
	-	(52)	(134)	(50)	(12)	(248)	(1)	-	-	-	(1)	(249)	(355)
	-	18,298	5,400	4,346	1,057	29,101	412	8,151	882	574	10,019	39,120	36,704
Net book value at March 31, 2021	$2,867	$27,251	$2,015	$1,427	$355	$33,915	$289	$18,946	$1,640	$1,065	$21,940	$55,855
Net book value at March 31, 2020	$2,854	$26,472	$2,088	$1,360	$357	$33,131	$266	$17,996	$1,629	$1,044	$20,935		$54,066

(a)	Land includes land acquired for parks and recreation, building sites, infrastructure and other program use. It does not include land held for resale or Crown lands acquired by right.

(b)	The cost of buildings under capital lease is $199 million (2020: $197 million).

(c)	Equipment includes SuperNet, vehicles, heavy equipment, fire protection equipment, office equipment and furniture, and other equipment.

(d)	Other tangible capital assets include leasehold improvements (amortized over the life of the lease). (e) Land improvements include parks development and grazing reserves.

(f)

Provincial highways and roads consist of original pavement, roadbed, drainage works and traffic control devices, and include secondary highways and bridges and some key arterial roadways within cities. Included in these numbers are $2,888 million (2020: $2,765 million) in historical cost and $383 million (2020: $337 million) in accumulated amortization for alternatively financed capital assets.

(g)

Dams and water management structures include dams, reservoirs, weirs, canals, dikes, ditches, channels, diversions, cut-offs, pump houses and erosion protection structures. Measurement uncertainty exists in the estimated useful life of dams and water management structures.

(h)	Historical costs include $6,797 million (2020: $5,807 million) in construction in progress which will not be amortized until the tangible capital assets are completed and in use.

(i)	Transfers and adjustments relate to accounting policy alignments and reclassifications between capital asset categories.

70	Government of Alberta | Annual Report 2020–2021

CONSOLIDATED FINANCIAL STATEMENTS

TANGIBLE CAPITAL ASSETS	SCHEDULE 14 (continued)

The Province’s net book value of tangible capital assets by ministry is as follows:

	2021	2020
	In	millions
Ministries
Transportation	$21,674	$20,690
Health	9,431	8,912
Education	8,731	8,415
Advanced Education	8,628	8,747
Infrastructure	3,290	3,279
Environment and Parks	1,676	1,636
Seniors and Housing	1,257	1,163
Service Alberta	350	668
Other	818	556
	$55,855	$54,066

ADJUSTMENTS TO NET ASSETS	SCHEDULE 15

	2021	2020
	In	millions
Change in accumulated unrealized (loss)/gain (Schedule 8)	$(207)	$349
Change in accounting policy (Schedule 8)	-	(4)
Adjustment to accounts receivable (a)	(33)	-
Other	15	(34)
	$(225)	$311

(a)	In 2020-21, the Province recorded a correcting adjustment related to the account receivable from AGLC.

Government of Alberta | Annual Report 2020–2021	71

CONSOLIDATED FINANCIAL STATEMENTS

OVER-EXPENDITURE OF SPENDING AUTHORITIES	SCHEDULE 16

The authority of the Legislative Assembly is required before public monies from the General Revenue Fund can be to used to fund the operations of the Government. The 2020-21 Government Estimates identifies the total requirements for public monies from the General Revenue Fund for the year. Approvals are provided in the form of annually approved limits through appropriations. Appropriations may be created by an appropriation act or other statute. Appropriations under an appropriation act must be created pursuant to a supply vote or set of supply votes. Supply votes are divided along departmental lines. During the year, expenditures were made under the four general types of supply votes: Expense, Capital Investment, Financial Transactions, and Contingency and Disaster and Emergency Assistance.

Details about the source and disposition of authorities and the details of departmental expenditures are provided in each Ministry’s Annual Report.

An encumbrance is incurred when, on a vote by vote basis, the total of actual disbursements in the 2020-21 fiscal year exceed the total estimate. As required by the Financial Administration Act, these amounts must be charged against the voted appropriation for the year ending March 31, 2022.

During the year, three departments exceeded their supply votes as follows:

	Adjusted voted estimate	Voted actuals	Over expended	Explanation
Departments			In millions

Advanced Education

Expense	$ 2,869.9	$ 2,870.0	$ (0.1)	Additional spending related to the Student Aid Grants program.

Jobs, Economy and Innovation

Expense	953.7	993.2	(39.5)	Additional spending mainly related to the Small and Medium Enterprise Relaunch Grant program.

Transportation

Financial Transactions	105.4	109.6	(4.2)	Additional spending related to purchases of Salt, Sand and Gravel.

72	Government of Alberta | Annual Report 2020–2021

CONSOLIDATED FINANCIAL STATEMENTS

LISTING OF ORGANIZATIONS	SCHEDULE 17

The financial results of the following entities are included in these financial statements:

GOVERNMENT COMPONENTS

Offices of the Legislative Assembly

Support to the Legislative Assembly

Office of the Auditor General

Office of the Ombudsman

Office of the Chief Electoral Officer

Office of the Ethics Commissioner

Office of the Information and Privacy Commissioner

Office of the Child and Youth Advocate

Office of the Public Interest Commissioner

Departments

Advanced Education

Agriculture and Forestry

Children’s Services

Community and Social Services

Culture, Multiculturalism and Status of Women

Education

Energy

Environment and Parks

Executive Council

Health

Indigenous Relations

Infrastructure Jobs, Economy and Innovation (a)

Justice and Solicitor General

Labour and Immigration

Municipal Affairs

Seniors and Housing

Service Alberta

Transportation

Treasury Board and Finance

REGULATED FUNDS

Alberta Heritage Foundation for Medical Research Endowment Fund

Alberta Heritage Savings Trust Fund

Alberta Heritage Scholarship Fund

Alberta Heritage Science and Engineering Research Endowment Fund

Alberta Risk Management Fund

Alberta School Foundation Fund

Human Rights Education and Multiculturalism Fund

Government of Alberta | Annual Report 2020–2021	73

CONSOLIDATED FINANCIAL STATEMENTS

LISTING OF ORGANIZATIONS	SCHEDULE 17 (continued)

Regulated Funds (continued)

Land Stewardship Fund

Post-closure Stewardship Fund

Provincial Judges and Masters in Chambers Reserve Fund

Supplementary Retirement Plan Reserve Fund

Technology Innovation and Emissions Reduction Fund

Victims of Crime and Public Safety Fund (b)

GOVERNMENT ORGANIZATIONS (c)

Agriculture Financial Services Corporation

Alberta Energy Regulator

Alberta Enterprise Corporation

Alberta Foundation for the Arts

Alberta Indigenous Opportunities Corporation

Alberta Innovates Corporation

Alberta Insurance Council

Alberta Investment Management Corporation

Alberta Pensions Services Corporation

Alberta Securities Commission

Alberta Social Housing Corporation

Alberta Utilities Commission

Canadian Energy Centre Ltd.

Gainers Inc.

Invest Alberta Corporation (d)

Natural Resources Conservation Board

N. A. Properties (1994) Ltd.

Safety Codes Council

Travel Alberta Corporation

School Jurisdictions and Charter Schools

Almadina School Society

Aspen View School Division

Aurora School Ltd.

Battle River School Division

Black Gold School Division

Boyle Street Education Centre

Buffalo Trail School Division

Calgary Arts Academy Society

Calgary Girls’ School Society

Calgary Roman Catholic Separate School Division

Calgary School Division

Canadian Rockies School Division

74	Government of Alberta | Annual Report 2020–2021

CONSOLIDATED FINANCIAL STATEMENTS

LISTING OF ORGANIZATIONS	SCHEDULE 17 (continued)

School Jurisdictions and Charter Schools (continued)

CAPE-Centre for Academic and Personal Excellence Institute

Chinook’s Edge School Division

Christ the Redeemer Catholic Separate School Division

Clearview School Division

Connect Charter School Society

East Central Alberta Catholic Separate School Division

East Central Francophone Education Region

Edmonton Catholic Separate School Division

Edmonton School Division

Elk Island Catholic Separate School Division

Elk Island School Division

Evergreen Catholic Separate School Division

Foothills School Division

Fort McMurray Roman Catholic Separate School Division

Fort McMurray School Division

Fort Vermilion School Division

Foundations for the Future Charter Academy Charter School Society

Golden Hills School Division

Grande Prairie Roman Catholic Separate School Division

Grande Prairie School Division

Grande Yellowhead School Division

Grasslands School Division

Greater North Central Francophone Education Region

Greater St. Albert Roman Catholic Separate School Division

High Prairie School Division

Holy Family Catholic Separate School Division

Holy Spirit Roman Catholic Separate School Division

Horizon School Division

Lakeland Roman Catholic Separate School Division

Lethbridge School Division

Living Waters Catholic Separate School Division

Livingstone Range School Division

Medicine Hat Roman Catholic Separate School Division

Medicine Hat School Division

Mother Earth’s Children’s Charter School Society

New Horizons Charter School Society

Northern Gateway School Division

Northern Lights School Division

Northland School Division

Northwest Francophone Education Region

Palliser School Division

Parkland School Division

Government of Alberta | Annual Report 2020–2021	75

CONSOLIDATED FINANCIAL STATEMENTS

LISTING OF ORGANIZATIONS	SCHEDULE 17 (continued)

School Jurisdictions and Charter Schools (continued)

Peace River School Division

Peace Wapiti School Division

Pembina Hills School Division (including Alberta Distance Learning Centre)

Prairie Land School Division

Prairie Rose School Division

Red Deer Catholic Separate School Division

Red Deer School Division Rocky View School Division

St. Albert School Division

St. Paul School Division

St. Thomas Aquinas Roman Catholic Separate School Division

Southern Francophone Education Region

Sturgeon School Division

Suzuki Charter School Society

Valhalla School Foundation

Westmount Charter School Society

Westwind School Division

Wetaskiwin School Division

Wild Rose School Division

Wolf Creek School Division

Post-secondary Institutions

Alberta University of Arts

Athabasca University

Banff Centre

Bow Valley College

Grande Prairie Regional College

Keyano College

Lakeland College

Lethbridge College

MacEwan University

Medicine Hat College

Mount Royal University

NorQuest College

Northern Alberta Institute of Technology

Northern Lakes College

Olds College

Portage College

Red Deer College

Southern Alberta Institute of Technology

University of Alberta

University of Calgary

76	Government of Alberta | Annual Report 2020–2021

CONSOLIDATED FINANCIAL STATEMENTS

LISTING OF ORGANIZATIONS	SCHEDULE 17 (continued)

Post-secondary Institutions (continued)

University of Lethbridge

Alberta Health Services and Other Health Entities

Alberta Health Services

Health Quality Council of Alberta

The following organizations are accounted for on the modified equity basis in these financial statements:

GOVERNMENT BUSINESS ENTERPRISES (c)

Alberta Gaming, Liquor and Cannabis Commission

Alberta Petroleum Marketing Commission

ATB Financial

Balancing Pool

Credit Union Deposit Guarantee Corporation

Note

In 2020-21, pursuant to Bill 22, O.C. 304/2020, and O.C. 343/2020, Energy Efficiency Alberta, Alberta Capital Finance

Authority, and Alberta Transportation Safety Board were dissolved on September 30, 2020, October 31, 2020, and March 31, 2021, respectively. The activities and responsibilities were transferred to their respective departments.

(a)	Effective August 26, 2020, Ministry of Economic Development, Trade and Tourism became Ministry of Jobs, Economy and Innovation (O.C. 253/2020).

(b)	Effective June 26, 2020, Victims of Crime Fund became Victims of Crime and Public Safety Fund (O.C.193/2020).

(c)	Subsidiaries of government organizations and government business enterprises are not included in the list.

(d)	The Invest Alberta Corporation was created by the Alberta Investment Attraction Act which was proclaimed and came into force on July 31, 2020 (O.C.239/2020).

Government of Alberta | Annual Report 2020–2021	77

CONSOLIDATED FINANCIAL STATEMENTS

Glossary (Unaudited)

Absolute return strategies: Absolute return strategies (hedge funds) encompass a wide variety of investments with the objective of realizing positive returns regardless of the overall market direction.

A common feature of many of these strategies is buying undervalued securities and selling short overvalued securities. Some of the major types of strategies include long/short equity, merger arbitrage, fixed income arbitrage, macroeconomic strategies, convertible arbitrage, distressed securities and short selling.

Accrued interest: Interest income that has been earned but not paid in cash at the financial statement date.

Alternative investments: Investments considered outside of the traditional asset class of stocks, bonds and cash. Examples include hedge funds, private equities, private income, timberland and asset-backed commercial paper.

Amortized cost: Amortized cost is the amount at which a financial asset or a financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, and minus any reduction (directly or through the use of an allowance account) for impairment or uncollectability.

Ask price: The price that a seller is willing to accept for a security, also known as the offer price.

Asset mix: The percentage of an investment fund’s assets allocated to major asset classes (for example 50% equities, 30% interest-bearing securities and 20% inflation sensitive and alternative investments).

Bid price: The price that a buyer is willing to pay for a security.

Cash equivalents: Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and that are subject to insignificant risk of changes in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investing or other purposes.

Credit risk: The risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

Currency risk: The risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

Debenture: A financial instrument showing a debt where the issuer promises to pay interest and repay the principal by the maturity date. It is usually unsecured, meaning there are no liens or pledges on specific assets.

Debt servicing cost: Debt servicing cost consists of interest paid on various forms of government debt.

Defined benefit pension plan: A pension plan that specifies either the benefits to be received by an employee, or the method of determining those benefits, such as a pension benefit equal to 2% of the average of the five highest consecutive years’ salary times the total years of service.

Derecognition: The removal of previously recognized financial assets or financial liabilities from a government’s statement of financial position.

Derivative contract: Financial contracts, the value of which is derived from the value of underlying assets, indices, interest rates, or currency rates. They usually give rise to a financial asset of one party and a financial liability or equity instrument of another party, require no initial net investment and are settled at a future date.

A derivative contract has the following three characteristics:

•  Its value changes in response to the change in a specified interest rate, equity index price, foreign exchange rate or credit rating,

•  It requires no initial net investment or the initial investment is smaller than required for exposure to a similar investment market, except for cross currency swaps. Cross currency swaps can have an exchange of notional amounts at the start of the contract, the end of the contract, or both, and

•  It is settled in the future.

Discount/Premium: The difference between the price of a bond and its par or face value, when it is bought or sold for lower or higher than the par or face value. Because bond price fluctuates with prevailing market interest rates, price will differ from the face value. For example, if market interest rates are higher than the coupon rate, the bond is bought or sold at a discount to adjust the bond’s yield to market rates. Conversely, if market interest rates are lower than the coupon rate,

78	Government of Alberta | Annual Report 2020–2021

CONSOLIDATED FINANCIAL STATEMENTS

Glossary (continued)

the bond is bought or sold at a premium to adjust the bond’s yield to market rates.

Emerging market: An economy in the early stages of development, with markets of sufficient size and liquidity and receptive to foreign investment.

Endowment funds: Endowment funds generally are established by donor gifts and bequests to provide a permanent endowment, which is to provide a permanent source of income, or a term endowment, which is to provide income for a specified period. The principal restriction is that the original contribution should be maintained intact in perpetuity. The income generated from the endowments may or may not be restricted in how they are used.

Fair value: The amount of consideration agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair value is similar to market value.

Financial asset: Assets that could be used to discharge existing liabilities or finance future operations and are not for consumption in the normal course of operations. A financial asset could be cash, a right to receive cash or another financial asset from another party, a right to exchange financial instruments with another party under conditions that are potentially favourable or equity of another entity.

First-in, first-out: A method of valuing inventory where the cost of the first goods purchased or acquired is the cost assigned to the first goods sold. Therefore, the cost allocated to the inventory items on hand at the end of the period is the cost of those items most recently acquired.

Fixed income instrument: Interest-bearing instrument that provides a return in the form of fixed periodic payments and eventual return of principal at maturity, or money market instrument such as treasury bills and discount notes.

Floating rate: An interest rate that is reset periodically, usually every couple of months or sometimes daily.

Government business enterprise: A government organization that is a separate legal entity with the power to contract in its own name and that can sue and be sued; has been delegated the financial and operational authority to carry on a business; sells goods and services to individuals and organizations outside of the government reporting entity as its principal activity; and can, in the normal course of its operations, maintain its operations and meet its liabilities from revenues received from sources outside of the government reporting entity.

Hedging: An activity designed to manage exposure to one or more risks. When management designates a hedging relationship, it must identify the specific items included in the hedging relationship, the risk that is being hedged, and the period over which the hedging relationship is intended to be effective. The designation of the hedging relationship is documented formally in the entity’s records when designation occurs.

Interest rate risk: The risk that the fair value or future cash flows of a financial instrument will fluctuate because of future changes in market interest rates.

Liquidity: The ease with which an asset can be turned into cash and the certainty of the value it will obtain.

Liquidity risk: The risk of insufficient cash to meet financial commitments. This refers to a disruption in which funds cannot be raised in capital markets due to external forces.

Modified equity: Under the modified equity method, the equity method of accounting is modified only to the extent that the government business enterprise’s accounting policies are not adjusted to conform with those of the government. Thus, the government aggregates a government business enterprise’s net assets and net income by adjusting the investment shown in the government’s statement of financial position and by presenting the net income as a separate item on the government’s statement of operations.

Net realizable value: The selling price less the estimated costs of completion and costs necessary to make the sale.

Non-financial assets: Assets that are acquired, constructed or developed and do not normally provide resources to discharge existing liabilities, but instead are normally employed to deliver government services; may be consumed in the normal course of operations; and are not for sale in the normal course of operations.

Onerous contract: A contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

Government of Alberta | Annual Report 2020–2021	79

CONSOLIDATED FINANCIAL STATEMENTS

Glossary (continued)

Operational risk: The risk that results from internal human and system errors or inadequate processes and controls.

Other-than-temporary loss: A significant or prolonged decline in the fair value of an investment below its carrying value is evidence of an other-than-temporary loss in value of an investment.

Par value: A value set as the face or principal amount of a security, typically expressed as multiples of $100 or $1,000. Bondholders receive par value for their bonds at maturity.

Power Purchasing Arrangements (PPAs): One of the mechanisms used by the Province to introduce competition into the supply of thermal electric power from regulated generating units. The PPAs were intended to allow the facility Owners of the power generating facilities a reasonable opportunity to recover their fixed and variable costs of generation while transferring the right to offer the output of the plants into the power pool to intermediaries (PPA Buyers). The PPAs govern the relationship between the facility Owner and the PPA Buyer in a manner similar to a contract but are not negotiated contracts, they are statutory instruments imposed upon the parties by legislation.

Prepaid expenses: An expenditure that is paid for in one accounting period, but which will not be entirely consumed until a future period. Consequently, it is carried on the government’s statement of financial position as an asset until it is consumed.

Present value: Today’s value of one or more future cash payments, determined by discounting the future cash payments using interest rates.

Price risk: The risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market.

Prior year expenditure refunds: When recoveries of overpayments occur in the current year that are related to an expenditure of prior years, the recovery is accounted for as revenue of the current year.

Private equity: An ownership interest in a privately held company.

Public private partnership (P3): A legally-binding contract between the Province and one or more public or private partners for the provision of assets and the delivery of services that allocates responsibilities and business risks among the various partners.

Realized gains and losses: Gains or losses are realized when investments are sold at a price over or below its book value and selling costs.

Refinancing risk: The risk that the fair value or future cash flows of a financial instrument will fluctuate due to refinancing.

Segment: A distinguishable activity or group of activities of a government for which it is appropriate to separately report financial information to help users of the financial statements identify the resources allocated to support the major activities of the government.

Settlement risk: The risk that arises from non-simultaneous payment exchanges (late or missed payments).

Spent deferred capital contributions: Spent deferred capital contributions represent the total net book value of contributed tangible capital assets and the portion of capital funding that has been expended on acquisition of tangible capital assets.

SUCH: It is an acronym for schools, universities, colleges and hospitals.

Unspent deferred contributions: Unspent deferred contributions consist of two components: unspent deferred operating contributions and unspent deferred capital contributions. These unspent deferred contributions represent the funding received by the government and not yet used in accordance with relevant stipulations or restrictions.

Yield curve: A graphic line chart that shows interest rates at a specific point for all securities having equal risk but different maturity dates.

80	Government of Alberta | Annual Report 2020–2021

Performance Results

BLANK PAGE

82	Government of Alberta | Annual Report 2020 – 2021

PERFORMANCE RESULTS

Management’s Responsibility for Reporting	84

Executive Overview	85

Priority One: Supporting Job Creation	89

Priority Two: Making Life Better for Albertans	100

Priority Three: Standing Up for Alberta	110

Performance Indicators – Sources and Notes	116

Government of Alberta | Annual Report 2020 – 2021	83

PERFORMANCE RESULTS

Management’s Responsibility for Reporting

The Government of Alberta is responsible for the integrity and objectivity of information in the Province’s annual performance report. The Performance Results section of the Government of Alberta Annual Report is prepared by the Assistant Deputy Minister of Corporate Planning and Red Tape Reduction under the general direction of the Deputy Minister of Treasury Board and Finance, as authorized by the President of Treasury Board and Minister of Finance pursuant to Section 8 of the Fiscal Planning and Transparency Act.

Under Section 8 of the Act, the Government of Alberta is to prepare and make public on or before June 30 of each year an annual report for the Province of Alberta for the fiscal year ending on the preceding March 31. The annual report must include a comparison of the actual performance results to the targets included in the Government of Alberta Strategic Plan and an explanation of any significant variances. Performance Results reflects this analysis, and is published with the consolidated annual report of the Government of Alberta that forms part of the Public Accounts.

In order to meet Government of Alberta reporting requirements, the Assistant Deputy Minister of Corporate Planning and Red Tape Reduction obtains performance results relating to each ministry as necessary. Deputy heads in each ministry are responsible for maintaining management and internal control systems to ensure that the information provided by their ministry for presentation in Performance Results, including performance measure reporting and results reporting for key initiatives and activities, is prepared in accordance with the following criteria:

Reliability – information used in applying performance measure methodologies agrees with underlying source data for the current and prior years’ results.

Understandability – the performance measure methodologies and results are presented clearly.

Comparability – the methodologies for performance measure preparation are applied consistently for the current and prior years’ results.

Completeness – outcomes, performance indicators and related targets match those included in Budget 2020.

The Government of Alberta Annual Report is tabled in the Legislature as a part of the Public Accounts and is referred to the Standing Committee on Public Accounts of the Legislative Assembly.

[Original signed by]

Athana Mentzelopoulos

Deputy Minister of Treasury Board and Finance

June 18, 2021

84	Government of Alberta | Annual Report 2020 – 2021

PERFORMANCE RESULTS

Executive Overview

Performance Results 2021 reports on government priorities and objectives as identified in the Government of Alberta Strategic Plan, which is part of Budget 2020, and delivers on government’s commitment to openness and accountability by reporting more than just financial information. This report, in concert with Consolidated Financial Statements and Key Results Statements, allows Albertans to assess whether government has achieved its commitments, and understand government’s progress towards accomplishing its priorities.

Protecting lives and livelihoods during a global pandemic has been the primary focus of government in 2020-21. In the weeks following the public release of the Government of Alberta’s Strategic Plan in February 2020, COVID-19 was declared a global pandemic, arriving in Alberta on March 5, 2020, and the Organization for Petroleum Exporting Countries removed caps on production leading to a collapse in oil prices.

The Government of Alberta acted decisively in response to the evolving impacts of these events. Many of government’s actions align with the objectives established in the Strategic Plan and are incorporated into Performance Results 2021. However, the nature of the events resulted in some variance from the specific actions that were initially outlined in the Strategic Plan. Further, with the significant economic and social impacts of the pandemic, some indicators have not moved in the direction that would have been anticipated when the Strategic Plan was released.

Released in June 2020, Alberta’s Recovery Plan set out a suite of additional actions to address the specific impacts of the pandemic and the related economic consequences. Actions taken throughout the year aligned with the key objectives of the Strategic Plan. Key highlights include:

•	Substantial additional investment in the health-care system including for mental health;

•	Support for residents and workers in continuing care;

•	Acceleration of the Job Creation Tax Cut to make Alberta the most competitive province in Canada;

•	More than $2.5 billion in deferrals on utility bills, education property taxes, student loans, and government fees;

•	Direct grants of approximately $626 million to small and medium-sized business, as well as non-government organizations impacted by health restrictions;

•	Support for Albertans to safely isolate if required for public health reasons and receive financial support;

•	Provision of 40 million free masks to Albertans;

•	Policies to protect both renters and commercial tenants; and

•	Significant support for homeless shelters, women’s shelters, and food banks.

Performance Results has replaced Measuring Up, the report typically developed in past years to report on government performance. Performance Results better reports on the specific Priorities and Performance Indicators identified in the Strategic Plan and meets the requirements of the Fiscal Planning and Transparency Act. Performance Results strengthens the comparison of actual performance to desired results, and an explanation of any variance. Performance Results also continues to reflect integrated reporting of financial and non-financial information. This is in order to relate costs to the results achieved by explaining the links between spending and outcomes, objectives and initiatives, which complements the Consolidated Financial Statements and Key Results components of the Government of Alberta Annual Report.

Government of Alberta | Annual Report 2020 – 2021	85

PERFORMANCE RESULTS

Further explanation of government’s performance results can be found in individual ministry Annual Reports, each of which contain specific sections devoted to identifying ministry actions that directly support the priorities in the 2020-23 Government of Alberta Strategic Plan. The Government of Alberta Annual Report should be considered in conjunction with each ministry Annual Report. Together, these documents provide a complete overview of government’s commitment to reporting on government’s results performance.

The revised approach continues to demonstrate government’s commitment to the ongoing improvement of results reporting, as recommended by the Office of the Auditor General.

The Government of Alberta 2020-23 Strategic Plan, as part of Budget 2020, identified government’s three Priorities and supporting Objectives, along with Performance Indicators by which to assess government’s performance.

Priority One: Supporting Job Creation

Objectives

1.	Changing the tax structure to stimulate growth and attract investment

Status: Achieved – The general corporate income tax rate was reduced to eight per cent effective July 1, 2020, a year and a half ahead of schedule.

2.	Making Alberta open for business

Status: Ongoing – Alberta’s Recovery Plan ensured a strategy for the ongoing support, growth and recovery of Alberta businesses during the pandemic and the province’s re-opening.

3.	Reducing red tape

Status: Ongoing – Government eliminated 15.70 per cent of its regulatory requirements in 2019-20, saving Alberta’s job creators and government more than $476 million. Government has committed to reducing red tape by one-third by 2023.

4.	Building public infrastructure

Status: Ongoing – In response to COVID-19 and the associated economic crisis, government accelerated $685 million for shovel-ready Capital Maintenance and Renewal projects, supporting approximately 5,000 jobs, while maintaining the long-term value of government’s capital assets.

5.	Revitalizing and sustaining key industries

Status: Ongoing – Alberta’s Recovery Plan continues to support key industries and sector strategies to drive growth in key industries including Energy, Agriculture and Forestry, Agrifoods, Tourism, Culture, Technology, Aviation, Aerospace and Logistics, and Finance and Fintech.

6.	Making Alberta more dynamic, innovative and sustainable

Status: Ongoing – The Government of Alberta streamlined programs and focused on innovation to attract global investment and get Albertans back to work.

Performance Indicators

1.	Private Sector Employment

Status: Declining – As a result of the COVID-19 health restrictions and the economic impacts of collapsing oil prices and the economic recession, employment in the private sector declined by 9.3 per cent in the 2020 calendar year.

2.	Albertans Self-Employed

Status: Increasing – After a substantial decline in 2019, the number of self-employed Albertans increased by 0.9 per cent in 2020, which can suggest growing confidence to pursue entrepreneurial activities.

86	Government of Alberta | Annual Report 2020 – 2021

PERFORMANCE RESULTS

3.	Non-residential investment in Alberta

Status: Declining – Reduced demand for oil and gas during the pandemic, and the collapse in oil prices resulted in Alberta’s per capita capital investment decreasing by 17.4 per cent from 2019.

Priority Two: Making life better for Albertans

Objectives

1.	Delivering sustainable, high-quality, patient-centred health care to all Albertans

Status: Ongoing – Government necessarily addressed increased pressures on the health-care system, as a result of COVID-19. Government is now working to clear the backlog of delayed medical procedures.

2.	Strengthening quality education that delivers the best possible outcomes

Status: Ongoing – Throughout the pandemic, Alberta continued to provide high-quality education, supporting students and staff in the transitions related to online learning that prioritized student achievement.

3.	Supporting Albertans most in need

Status: Ongoing – During the pandemic, government prioritized the protection of Alberta’s most vulnerable, including seniors, persons with disabilities and those struggling with homelessness. Work continues to support victims of domestic violence and human trafficking.

4.	Making the justice system fairer, faster and more effective

Status: Ongoing – Government continued to improve the justice system by addressing rural crime, hiring crown prosecutors, expanding drug treatment courts, and improving police accountability.

5.	Building better communities

Status: Ongoing – Government invested in capital funding projects resulting in 705 new housing units, as well as programs and services that support Alberta’s families, seniors and individuals with special needs.

6.	Partnering with Indigenous Peoples to pursue opportunities

Status: Ongoing – Through the Alberta Indigenous Opportunities Corporation, government supported Indigenous communities’ participation in the Cascade Power Project, creating 600 construction jobs within a two-year period.

Performance Indicators

1.	Unplanned readmissions to hospital

Status: Stable – The percentage of unplanned readmissions of patients recently hospitalized because of a medical condition has remained relatively stable over the past five years.

2.	High school completion rate

Status: Improving – Alberta’s high school completion rate has been steadily increasing over the past five years.

3.	Property crime and violent crime

Status: Increasing – Between 2018 and 2019, Alberta’s overall violent crime rate and property crime rate increased eight per cent and seven per cent, respectively.

Government of Alberta | Annual Report 2020 – 2021	87

PERFORMANCE RESULTS

Priority Three: Standing up for Alberta

Objectives

1.	Getting pipelines built

Status: Ongoing – Alberta continued to advocate for the energy sector, provincial jurisdiction to control and develop their natural resources, and the timely completion of pipeline projects to get Alberta’s oil and gas to market.

2.	Standing up to foreign influences on Alberta’s natural resources

Status: Ongoing – Government’s defence of Alberta’s energy industry was seen through the Canadian Energy Centre, administration of the Indigenous Ligation Fund and investigation of anti-Alberta energy campaigns through the ongoing public inquiry.

3.	A fair deal for Alberta

Status: Ongoing – Government began implementing recommendations from the Fair Deal Panel to give Alberta a stronger voice within the federation, and continued to fight for fair funding allocations from the federal government.

Performance Indicators

1.	Alberta’s Oil Sands Supply Share of Global Consumption

Status: Improving – Alberta’s oil sands supply share of global consumption in 2020 increased to 3.3 per cent from 3.1 per cent in 2019, in spite of the worldwide impacts of COVID-19 on global oil consumption.

2.	Upstream energy sector investment

Status: Decrease – The COVID-19 pandemic resulted in a significant decline in investment in the upstream energy sector. Preliminary estimates forecast $16.6 billion for 2020, down from $25.1 billion for 2019.

3.	Fiscal accountability rating

Status: Decrease – Alberta’s fiscal accountability rating declined due to the delay in government publishing the 2019-20 annual report as a result of the pandemic.

88	Government of Alberta | Annual Report 2020 – 2021

PERFORMANCE RESULTS

Priority One: Supporting Job Creation

The Government of Alberta is committed to getting Albertans back to work. While the effects of the global COVID-19 pandemic have slowed progress, Alberta has the necessary plan in place to realize ambitious objectives. Alberta is now the most tax-competitive jurisdiction for businesses in Canada and among the most attractive investment destinations in North America. Further, the Government of Alberta has implemented a smart approach to innovation, attracting investment in new technologies, and diversifying the economy. Alberta’s government is also investing in key infrastructure that will support job creation during the province’s recovery and boost long-term economic growth. Together, these efforts support Alberta’s globally competitive business environment that will stimulate investment and create new private sector jobs for Albertans.

Objective 1 | Changing the tax structure to stimulate growth and attract investment

Status: Achieved

As part of the province’s jobs plan, government has changed Alberta’s tax structure to stimulate economic growth, attract investment and get Albertans back to work. In 2020-21, the Government of Alberta accelerated the Job Creation Tax Cut, reducing the general corporate income tax rate to eight per cent effective July 1, 2020, a year and a half ahead of schedule. Alberta is now the most tax-competitive business jurisdiction in Canada and among the most attractive investment destinations in North America, with a combined federal-provincial business tax rate lower than that of 44 US states, and lower than all Canadian provinces and territories. The next-lowest jurisdictions are Ontario, Quebec and the Northwest Territories at 11.5 per cent.

In 2020-21, government continued to advocate for Alberta’s interests and protect provincial powers at intergovernmental forums, including the Council of the Federation, First Ministers’ Meetings, the Western Premiers’ Conference, and bilateral meetings with the Prime Minister and other Premiers. A key element of government advocacy continues to emphasize reforms to the fiscal stabilization program and other federal fiscal transfers. Fiscal fairness in the federation can support further refinement of taxation and other fiscal settings in support of growth and investment.

The Innovation Employment Grant, delivered through the corporate tax system, is a further boost to Alberta’s tax competitiveness, with $166 million available over the next three years. The grant is a payment made for up to 20 per cent of qualifying research and development spending made by small to medium sized firms. Together with the accelerated Job Creation Tax Cut, the grant ensures that support is provided through the tax system to companies in all stages of their lifecycle.

In 2020-21, government concluded a review of the property assessment models for wells, pipelines, and wellsite machinery and equipment, which determine the assessed values of these assets for taxation purposes. The review did not result in a major reform of the existing system; however, key outcomes resulting from the review include:

•

A three-year property tax holiday for all new well and pipeline assets was implemented. This will result in a savings to industry of approximately $10 – 12 million per year in municipal taxes, and approximately $3 million in education taxes.

•	To stimulate new drilling activity further, the Well Drilling Equipment Tax was eliminated effective January 1, 2021. This will result in a savings to industry of approximately $23 million per year.

•

Additional depreciation adjustments for lower producing wells and the 35 per cent reduction in assessments of shallow gas wells and associated pipelines will continue for the next three years, supporting producers by reducing their overall tax burden by approximately $35 million in municipal taxes and $11 million in education taxes.

Government of Alberta | Annual Report 2020 – 2021	89

PERFORMANCE RESULTS

Objective 2 | Making Alberta open for business

Status: Ongoing

The COVID-19 pandemic required a balanced approach to ensure that the foundations of the Alberta economy remained strong in order to be able to emerge from the economic downturn quickly. Importantly, in spite of necessary public health restrictions, Alberta adopted a targeted approach that ensured that more businesses could remain open, with appropriate safety measures in place.

Alberta’s Recovery Plan was introduced in June 2020 to provide immediate economic support to Albertans alongside a bold, ambitious strategy to create jobs and strengthen the economy as the province emerges from the pandemic. Short-term measures were necessary to ensure a strong business environment remained in place in Alberta, in spite of the economic uncertainties caused by the pandemic. These are complemented by the strategic features of the Recovery Plan focused on creating jobs, building core infrastructure, and diversifying the economy.

Through the Recovery Plan, Alberta’s government has offered immediate relief by:

•

Implementing the Commercial Tenancy Support and Protection Act and Commercial Tenancies Protection Regulation to protect commercial renters from lease termination due to non-payment of rent, and to prevent landlords from implementing late fees and other penalties and rent increases from March 17, 2020, until August 31, 2020. These measures helped address gaps in the federal government’s Canada Emergency Commercial Rent Assistance (CECRA) program by protecting a wider range of tenants than were eligible for the program and tenants whose landlords decided not to apply.

•

Contributing $67.2 million as Alberta’s share of the CECRA program, leveraging the program to deliver forgivable loans benefiting commercial landlords and tenants. Alberta’s share of this initiative was based on a 75/25 per cent federal/provincial cost-sharing agreement.

•

Implementing the Small and Medium-Sized Enterprises Relaunch Grant program to ease relaunch costs for small and medium businesses that were ordered to temporarily close or curtail operations because of public health orders. By the end of 2020-21, $626.4 million was expensed in support of businesses that collectively employ more than 300,000 people.

•

Establishing the Biz Connect website to provide clarity on public health restrictions and updated guidelines for businesses across all sectors. Clear public information enabled businesses to know what actions are required to remain open safely in compliance with the necessary public health restrictions to contain the spread of COVID-19. Since March 26, 2020, Biz Connect has provided more than 14,500 customized email responses to inquiries on public health direction as it pertains to business and community groups.

The Investment and Growth Strategy, announced in September 2020, supports and builds on the strategic elements of the Recovery Plan, outlining the necessary actions that will further open Alberta for business. The Strategy guides a government-wide approach to increasing private sector investment in targeted sectors, including the primary sectors of energy, agriculture, and tourism, as well as the high-potential enabling sectors of aviation, aerospace and logistics, technology, and finance and fintech.

Implementation of the strategy included:

•

Creating the Invest Alberta Corporation, a new crown corporation with the mandate to promote, identify and pursue investment in Alberta, focusing on high-value or high-impact investment opportunities; and

•	Launching the Investment and Growth Fund, a new annual $10 million incentive program in 2021-22 to increase private sector investment in the province.

90	Government of Alberta | Annual Report 2020 – 2021

PERFORMANCE RESULTS

To enable a thriving economy while protecting workers and their families, government made key changes to labour legislation and regulations, including:

•

Passing the Restoring Balance in Alberta’s Workplaces Act (July 2020) to support economic recovery, restore balance in the workplace and get Albertans back to work. The Act amended the Employment Standards Code and Labour Relations Code to promote flexibility, remove administrative burden, attract investment, and update the rules for collective bargaining, while protecting workers; and

•

Passing the Ensuring Safety and Cutting Red Tape Act, 2020 (December 2020) which made changes to the Occupational Health and Safety Act and Workers’ Compensation Act to increase flexibility to help improve health and safety outcomes, simplify language and remove unnecessary barriers for job creators without reducing workers’ rights and protections.

Objective 3 | Reducing red tape

Status: Ongoing

Red tape is the excessive regulatory and administrative requirements, and unnecessary processes, that impede economic growth, innovation and job creation. In 2020-21, government achieved a cumulative reduction of 15.70 per cent of its regulatory requirementsi, exceeding the ambitious 12 per cent reduction target set for the fiscal year. Government is committed to the ongoing reduction of red tape, including the elimination of one-third of its regulatory requirements by 2023, in order to make life easier for hard-working Albertans and Alberta businesses.

The COVID-19 pandemic and its resulting economic and social hardships have reaffirmed the importance of reducing red tape, to ensure seamless access to government services and to ensure job creators do not face unnecessary barriers to growth. Changes made during the onset of the pandemic, such as those made by Alberta Gaming, Liquor and Cannabis to enable restaurants and other liquor licensees to sell liquor with takeout and delivery orders, have supported Alberta’s recovery efforts by allowing businesses to generate much needed additional revenues, while providing customers with more choice.

The Government of Alberta has successfully completed 400 red tape reduction initiatives since the beginning of its mandate, many of which address recommendations from industry stakeholders and Albertans. Significant initiatives removing unnecessary requirements and burden on Albertans include:

•	Amendments to the Municipal Government Act (MGA), which reduced regulatory burden and streamlined provisions for municipalities, citizens, businesses and industry. These changes included:

-

Bill 22, the Red Tape Reduction Implementation Act, 2020, which amended the MGA to streamline the formation and operation of regional services commissions to give greater control and flexibility over their operations and governance; and

-

Bill 48, the Red Tape Reduction Implementation Act, 2020 (No. 2), which amended the planning sections of the MGA to speed up subdivision and development permit approvals and streamline the appeal processes for projects approved by a provincial regulator.

•

Amendments to the Oil Sands Conservation Act, also as part of Bill 22, which removed the requirement that oil sands schemes, operations or processing plants with production capacity above ~2,000 barrels per day be approved by the Lieutenant Governor in Council. This eliminated duplicative oversight and costs associated with application delays (projects proposed between 2015 and 2019 experienced delays in Cabinet approval of 30 to 329 days, and resulted in costs to industry ranging between $0.8 million to $25.5 million).

i

Regulatory requirements are any action that a citizen, business or government must take to access government services or programs, carry out business or pursue legislated privileges, as found in government statutes, regulations, policies and forms

Government of Alberta | Annual Report 2020 – 2021	91

PERFORMANCE RESULTS

•

Amendments to the New Home Buyer Protection Act, also as part of the Bill 48, which repealed the requirement for builders to complete a redundant Building Assessment Report for new condominium construction, saving Alberta builders and homebuyers approximately $2.7 million per year.

•

The development of the Digital Regulatory Assurance System (DRAS) by Alberta Environment and Parks, an integrated framework that uses digital technology to increase the effectiveness of Alberta’s environmental approval and compliance processes while reducing administrative, regulatory and process burdens. DRAS will replace multiple systems and consolidate applications, approvals, long-term monitoring, and reporting requirements. The initial stage of DRAS will be functional in 2021 and is anticipated to be fully operational by 2023.

•

A new online application for early childhood educator certification was implemented to simplify and streamline the application process for Albertans who wish to work in the licensed child-care sector. This means early childhood educators are certified more quickly, and can get to work sooner.

•

After the first consultation in more than a decade, the Child Care Licensing Act was amended to incorporate feedback from parents and caregivers, early childhood educators, child-care operators, and licensing officers. The updated legislation, the Early Learning and Child Care Act, came into effect on February 1, 2021. The legislation reduces red tape, cuts down on unnecessary government paperwork and gives providers more flexibility so they can better meet the needs of families and spend more time with children in their centre, while also meeting improved safety and quality requirements.

•

Amendments to the Food Regulation, which reduced unnecessary regulatory burden on businesses and directly responds to public recommendations to reduce red tape. As of June 1, 2020, Albertans can make low-risk foods in their home kitchen for sale to the public, subject to certain restrictions and safe food handling. This allows small entrepreneurs to have more opportunities to sell without requiring permits, inspections, or investment in a commercial kitchen.

•

Eliminating more than 15,000 outdated provincial commercial carrier permits from provincial regulations, as of January 1, 2021, saving carriers time and money while ensuring the safe and efficient movement of goods across the province to drive economic growth.

•

The release of the Aboriginal Consultation Office (ACO) Digital Service system for Indigenous communities, industry proponents, and government staff involved in consultation. The ACO Digital Service reduces overall regulatory application timelines, allowing proponents to successfully complete more projects and stimulate job creation efforts in the province.. The ACO Digital Service is being continuously updated based on user feedback, with improved versions to be released over the course of the 2021-22 fiscal year.

•

Amendments to the Occupational Health and Safety Act and Workers’ Compensation Act, made through the Ensuring Safety and Cutting Red Tape Act, 2020, which simplified language and removed unnecessary barriers for job creators without reducing workers’ rights and protections. Changes focused on increasing flexibility to help improve health and safety outcomes while removing duplication and redundancy, added flexibility for health and safety committees and representatives for work sites with multiple employers (e.g., construction sites), streamlined complaint and appeal processes, and moved services provided by the Fair Practices Office and Medical Panels Office to other existing organizations to reduce duplication and costs.

•

Amendments to the Business Corporations Act, which eliminated unnecessary government involvement in day-to-day business activities by removing residency requirements for board directors, while also allowing virtual board meetings. Businesses are now able to operate in the ways that make sense for them, freeing up time and money to reinvest in their operations. These changes make Alberta a more attractive jurisdiction for anyone looking to register a business in Canada.

92	Government of Alberta | Annual Report 2020 – 2021

PERFORMANCE RESULTS

In its annual Report Card, the Canadian Federation of Independent Business (CFIB) awarded Alberta “A” in January 2021 for its success in reducing red tape, recognizing Alberta as the most improved province in Canada and number two in the country. Alberta’s overall rating since 2016 is shown below:

CFIB Red Tape rating

	2016-17	2017-18	2018-19	2019-20	2020-21

Alberta Rating	F	F	F	B-	A

Note: https://www.cfib-fcei.ca/sites/default/files/2021-01/Red-Tape-Report-Card-2021.pdf

Objective 4 | Building public infrastructure

Status: Ongoing

In response to the COVID-19 pandemic and associated economic crisis, and as part of Alberta’s Recovery Plan, the Government of Alberta made a substantial investment in public infrastructure. Government accelerated $685 million in planned Budget 2020 funding in 2020-21 for shovel-ready Capital Maintenance and Renewal (CMR) projects. These CMR projects, which can be initiated more immediately than major capital projects, supported approximately 5,000 jobs at a time of economic uncertainty, while maintaining the long term value of government’s capital assets.

Government prioritized infrastructure investment to enable future private sector investments that help drive long-term economic recovery, diversification, and support critical sectors such as energy, agri-business, tourism, aerospace, and logistics.

Key transportation projects in 2020-21 that support economic growth by improving the safe and efficient flow of industrial, commercial, and commuter traffic include:

•	Replacing the South Bow River Bridge in Calgary, a major trade corridor for the movement of goods in Calgary and the southern region;

•	Twinning 66 kilometres of the David Thompson Highway between Sylvan Lake and Rocky Mountain House to improve traffic flow for tourists and industry;

•	Expanding Terwillegar Drive in Edmonton between the Anthony Henday and Whitemud Freeway to ensure traffic moves efficiently in southwest Edmonton, the fastest growing area of the capital region;

•	Twinning Highway 40 south of Grande Prairie, a key economic corridor that serves local residents and business, recreation and tourism, and the forestry, oil and gas, and sand and gravel sectors;

•	Twinning a segment of Highway 15 near Fort Saskatchewan, an important service and trade corridor for industries, agriculture producers and business;

•	Twinning a segment of Highway 19 south of Edmonton, an important commercial and industrial region of Alberta; and

•	Constructing the Tofield bypass. Highway 834 is a designated high-load corridor, used by more than 900 over-sized loads a year.

Significant irrigation infrastructure investments in 2020-21 that support growth in the agriculture industry, and contribute to long-term value-added food processing include:

•	$11.5 million for irrigation infrastructure, including $10 million through the Irrigation Rehabilitation Program; and

•	$1.5 million through the Canadian Agricultural Partnership’s Irrigation Efficiency Program.

Government of Alberta | Annual Report 2020 – 2021	93

PERFORMANCE RESULTS

The Government of Alberta also continued to invest in key infrastructure projects that support high quality services in health and education, while creating good paying jobs to help get Albertans back to work. Major investments in health and education infrastructure in 2020-21 include:

•	The Calgary Cancer Centre, a $1.4 billion project that will create approximately 8,770 construction and construction-related jobs; and

•	$1.5 billion over three years toward new schools and modernization projects across the province. Sixty-eight school projects are underway, with 20 completed.

To better manage and maintain government’s capital assets, government developed a new prioritization methodology for CMR to ensure a consistent approach for the effective and efficient maintenance of government facilities. The Government of Alberta is also developing a new policy to manage the disposal of all surplus, and most acquisition of government property to achieve cost efficiencies, generate revenues and reduce red tape.

Objective 5 | Revitalizing and sustaining key industries

Status: Ongoing

Fundamental to the Province’s efforts to revitalize key industries is Alberta’s Recovery Plan, which sustained Alberta’s key industries through the economic headwinds of 2020 with funding for well reclamation, capital and small business grants, and a suite of tax and payment deferrals. More than this, the Recovery Plan outlines specific sector strategies to drive growth and development in Alberta’s key industries, including Energy, Agriculture and Forestry, Agrifoods, Tourism, Culture, Technology, Aviation, Aerospace and Logistics, and Finance and Fintech. Along with the Investment and Growth Strategy, the Recovery Plan is well on its way to delivering on the commitments made in government’s 2020-23 Strategic Plan.

Energy

In 2020-21, the Government of Alberta took a number of steps to sustain the oil and gas industry:

•

The Site Rehabilitation Program (SRP) was launched on May 1, 2020, and directs up to $1 billion from the Government of Canada’s COVID-19 Economic Response Plan to speed up well, pipeline and site closure and reclamation efforts in the energy sector. This program is expected to generate almost 5,300 direct jobs.

•

The Alberta Petrochemical Incentive Program was launched in 2020 to grow Alberta’s petrochemical sector by more than $30 billion by 2030, and generate more than 90,000 direct and indirect jobs over the construction and operation periods of new facilities. The launch of the program has generated significant interest, and government has received multiple applications from local and international investors.

In October 2020, due to continuing pipeline delays, the curtailment policy, which limited crude oil production to match takeaway capacity from the province, was extended by an additional year until December 31, 2021. As of December 2020, monthly oil production limits are no longer in effect, with sufficient export capacity to allow the system to operate efficiently on its own throughout 2021.

Technology

With the support of the Alberta Enterprise Corporation (AEC), Alberta’s venture capital industry thrived in 2020-21 in spite of the impact of the COVID-19 pandemic and crash in oil prices. In addition to the $1.85 million allocated for 2020-21 for the operations of the AEC to attract venture capital to Alberta, in June 2020 government approved the recapitalization of the AEC, committing $175 million over three years,

94	Government of Alberta | Annual Report 2020 – 2021

PERFORMANCE RESULTS

as part of the Technology and Innovation Strategy under Alberta’s Recovery Plan. In 2020, Alberta reported $455 million in venture capital investment across 51 deals, a 100 per cent increase over investment in 2019.

Tourism

Before COVID-19, government set an ambitious goal of doubling tourism spending in Alberta by 2030, while also committing to develop a 10-Year Tourism Strategy to ensure ongoing sustainable investment in tourism and drive economic diversification. The impact of the pandemic has resulted in a delay in the development of the Strategy so that government could focus on tourism recovery, which included two phases of supports in 2020:

•

Phase One supports included abatement of the Tourism Levy from March 1, 2020, until December 31, 2020, and redeployment of the existing Travel Alberta budget and leveraging of federal supports from Western Economic Diversification to create a $4 million destination marketing organization support program.

•

Phase Two supports included extension of the Tourism Levy Abatement to March 31, 2021, providing $8 million to support the five main Destination Management Organizations in Calgary, Edmonton, Canmore, Banff, and Jasper through the final quarter of 2020-21, while also re-profiling Travel Alberta’s mandate to be a full destination management organization.

To support international travel, Alberta introduced the Border Testing Pilot program, which was a first of its kind, in partnership with the Government of Canada and industry, to explore safely ways to reduce the length of quarantine for travellers, while still protecting Albertans from COVID-19.

Agriculture and Forestry

The Government of Alberta’s Agri-food Sector Investment and Growth Strategy has been implemented to attract investment, enhance value-added processing and increase agriculture and agri-food exports. In 2020-21, Agriculture and Forestry facilitated $359 million in investment in the agri-food sector, which is expected to lead to the creation of more than 1,000 full and part-time jobs. In 2020, primary agriculture commodities exports grew by nine per cent, and value-added agriculture product exports grew by five per cent.

Ensuring the long-term health and resilience of Alberta’s forests and maintaining long-term access to a sustainable and secure fibre supply is critical to the future competitiveness of the forest sector and Alberta’s economic growth. The Alberta government’s Forest Jobs Action Plan, announced in May 2020, supports forest jobs and fibre access for Alberta’s forest industry. Through enhanced forest management practices, the plan aims to increase the fibre supply by up to 13 per cent in the medium term, with a long-term goal of 33 per cent, to help ensure a competitive future for the forest industry. Ultimately, the outcomes of these actions will strengthen a working landscape that balances social, environmental and economic interests, providing economic opportunities for industry, while also helping to protect communities and ensuring the health of forests and landscapes.

To support agricultural research, and ensure that it reflects the priorities of farmers and ranchers, government announced the creation of Results Driven Agriculture Research (RDAR) on March 30, 2020. RDAR is a non-profit, arm’s-length organization that is now fully operational, and will be supported by $37 million annually for 10 years to fund pure and applied research for the crop and livestock sectors in Alberta. In early 2021, RDAR announced $7 million in grant funding decisions to support 117 agricultural research projects.

Government of Alberta | Annual Report 2020 – 2021	95

PERFORMANCE RESULTS

Objective 6 | Making Alberta more dynamic, innovative and sustainable

Status: Ongoing

The Government of Alberta streamlined programs and focused on innovation to create the best environment for businesses to expand in Canada, getting Albertans back to work.

In spite of the pandemic, there was considerable action in support of economic dynamism, innovation and both economic sustainability. Many elements of the Alberta Recovery Plan and actions flowing from the associated sector strategies are focused on this key objective. Highlights include:

•

The Innovation Employment Grant for qualifying research and development spending by small to medium Alberta enterprises, which provides a substantial investment in support of innovation and technology investment in the province.

•	$232.8 million investment through Alberta Innovates and other grant programs to provide streamlined research, innovation and commercialization investments and programming.

•

The launch of two new Alberta Immigrant Nominee Program streams to attract job creating international graduates: the International Graduate Entrepreneur Immigration Stream and Foreign Graduate Start-Up Visa Stream.

•

Environment and Parks implemented the TIER system to deliver effective innovation and practical programming in collaboration with large final emitters and other stakeholders to help mitigate climate change. This included supporting economic stimulus as part of Alberta’s Recovery Plan by funding clean technology and energy projects that will accelerate innovation, support long-term competitiveness and stimulate growth.

•

The alis.alberta.ca (alis) website provides employment resources to help Albertans make informed career choices, enhance their employability, plan for education or training, and connect to and be successful in the labour market. The COVID-19 pandemic increased the need for job seekers to use technology to find work and further their careers. During 2020-21, there were 3.7 million visits to alis, a 22 per cent increase over 2019-20.

96	Government of Alberta | Annual Report 2020 – 2021

PERFORMANCE RESULTS

Performance Indicator: Private Sector Employment

Status: Declining

Number of Private Sector Employees (thousands)

Source: Statistics Canada Table: 14-10-0027-01

For sources and notes see page 118.

The employment population in the private sector is an indicator of economic health that reflects the strength of the private sector (versus the public sector) in generating employment. Growth in private sector employment would typically correspond with an expanding economy, characterized by private sector growth.

Employment in the private sector declined by 9.3 per cent in the 2020 calendar year. The overall unemployment rate has trended downward from the high of 15.8 per cent in June 2020, which occurred during the height of Alberta’s pandemic restrictions that were necessary to limit the spread of COVID-19 and save lives, to 9.1 per cent in March 2021.

Government of Alberta | Annual Report 2020 – 2021	97

PERFORMANCE RESULTS

Performance Indicator: Albertans Self-Employed

Status: Increasing

Number of Self-Employed Albertans (thousands)

Source: Statistics Canada Table: 14-10-0027-01

For sources and notes see page 118.

An expansion of self-employment can indicate an increase in confidence as people embark on entrepreneurial endeavours. After a substantial decline in 2019, the number of Albertans who are self-employed increased by 0.9 per cent in 2020. The share of private sector employment as a share of total employment increased from 15.3 per cent in 2019 to 16.5 per cent in 2020

98	Government of Alberta | Annual Report 2020 – 2021

PERFORMANCE RESULTS

Performance Indicator: Non-Residential Investment in Alberta

Status: Declining

Non-residential investment in Alberta per capita

Source: Statistics Canada

For sources and notes see page 118.

Capital investment per capita is a sign of a growing, healthy economy. As companies expand, they purchase property, build facilities, and buy equipment. In turn, this enables companies to expand output and increase employment. This contributes to Alberta’s GDP and improves Alberta’s long-term economic performance.

Alberta’s per capita capital investment was $11,251 in 2020, down 17.4 per cent from 2019. Falling capital expenditures in the oil and gas extraction sector was the largest driver of the decrease, primarily due to weakened demand due to the COVID-19 pandemic and an oil price war between Saudi Arabia and Russia. Otherwise, investment in industries such as utilities, construction, and information and cultural industries increased. Despite the overall decline, Alberta is the top-ranked province in Canada for this measure

Government of Alberta | Annual Report 2020 – 2021	99

PERFORMANCE RESULTS

Priority Two: Making Life Better for Albertans

The Government of Alberta is committed to making life better for Albertans by providing quality health care, ensuring children and young adults receive a high quality education, partnering with Indigenous Peoples to pursue opportunities, building communities and keeping them safe, making the justice system more effective, and protecting the most vulnerable among us.

Due to the public health emergency that was declared by the Government of Alberta on March 17, 2020, and again in November 2020, due to COVID-19, government responded to limit the spread of the virus and protect Albertans, particularly those most vulnerable. Steps taken by government during the past year enabled continued access to emergency care and mitigated the impacts of the pandemic on other health services, while ensuring the health system maintained capacity to respond to the unfolding pandemic.

Objective 1 | Delivering sustainable, high quality, patient-centred health care for Albertans

Status: Ongoing

In 2020-21, while responding to the challenges presented by the pandemic, government also pursued opportunities to improve service delivery, strengthen the health system, and support better outcomes. Key highlights include:

•

Implementing a clear path forward to increase surgical capacity by prioritizing surgeries, streamlining referrals, upgrading and building new surgical suites, and providing less complex publicly-funded surgeries in chartered surgical facilities. All provinces reduced surgeries by 40 per cent or more during the first wave of the pandemic; Alberta was able to leverage our chartered surgical facilities to prevent similar sized reductions seen in other provinces during the second wave. Between April 2020 and March 2021, Alberta provided more than 93 per cent of the number of surgeries it performed in the same period the previous year.

•

Slowing the planned expansion of continuing care spaces to focus on the protection and safety of residents of long-term care and designated supportive living facilities, including their prioritization for the first available vaccines.

-

In spring 2020, Alberta announced $260 million to protect staff and residents in long-term care, designated supportive living facilities and seniors’ lodges from COVID-19, and to help with the extra costs associated with preventing and managing outbreaks.

•	Taking significant action to improve access to eHealth services, by:

-

Providing virtual care options through secure messaging between patients and providers and adjusting the physician funding framework to exempt virtual care Health Service Codes from the daily patient visit cap;

-	Expanding MyHealthRecords to include COVID-19 lab test results and immunization records for both adults and parents/guardians of minors; and

-	Committing more than $53 million for increased online, phone and in-person mental health and addiction recovery supports.

•

Directing AHS to take a gradual and long-term approach to implementation of recommendations from the AHS Performance Review and to put patient care above all else. Implemented initiatives resulted in savings of more than $80 million in 2020-21. The financial benefits from these actions are expected to include savings of up to $600 million after full implementation.

100	Government of Alberta | Annual Report 2020 – 2021

PERFORMANCE RESULTS

While ensuring the health and safety of Albertans during the pandemic, the Alberta government continued ensuring sustainable, high quality, patient-centred health care, including:

•

Continued participation in the pan-Canadian Pharmaceutical Alliance to reduce prescription drug costs. Under the Alberta Biosimilars Initiative, government changed the funding of select biologic drugs for patients on government-sponsored payment plans, allowing patients to switch to biosimilar versions of higher cost originator brand name biologic medications by January 15, 2021. The initiative is currently saving an estimated $30 million per year, and is expected to increase to $54 million annually for 2022-23 and 2023-24.

•

Targeted capital investments in the construction of new care facilities and upgrading existing facility infrastructure. Construction of the Fort McMurray Willow Square Continuing Care Centre was completed this past year with the capacity for 108 beds, with additional space for 36 more beds to meet future needs.

•

Continuing to respond to the opioid crisis by expanding access to AHS’ Virtual Opioid Dependency Program, enhancing supports at AHS Opioid Dependency clinics, providing an Opioid Agonist Therapy Gap Coverage program, removing the $40-per-day user fee for publicly-funded residential addiction treatment, and establishing a new overdose prevention site in Lethbridge and a temporary site at the Edmonton Convention Centre Shelter.

Objective 2 | Strengthening quality education that delivers the best possible outcomes

Status: Ongoing

The COVID-19 pandemic has disrupted teaching and learning in Alberta’s education systems and, in response, government, students, families, educators and school staff have all had to pivot to new ways of delivering education. From providing education remotely, developing safe re-entry plans, and supporting student achievement with flexibility for student evaluations and assessments, Alberta’s education system has shown incredible agility over the past year. Throughout these changes, the Government of Alberta has remained committed to providing quality education while prioritizing the safety and well-being of students and school staff. In addition to a $8.3 billion yearly operating expense, school divisions have had access to $1 billion in supports during the COVID-19 pandemic.

Despite the challenges of the past year, the Government of Alberta implemented a new funding model for the K-12 education system for the 2020-21 school year, as planned. The new model provides more predictable funding, reduces red tape, expands accountability processes, and provides flexibility to school authorities to determine how best to direct funds to meet their local needs. It also protects vulnerable students by providing funding to support specialized learning needs, or groups of students who may require additional supports. With these changes, school authorities can better plan for each school year, effectively use resources, and have the flexibility to meet the unique needs of their students and communities they serve.

At the post-secondary level, the Government of Alberta continued to develop the Alberta 2030: Building Skills for Jobs strategy to provide a shared vision for post-secondary education in Alberta and a new governance and outcomes framework. Work on this initiative began in 2020-21 and represents Alberta’s most comprehensive post-secondary review in 15 years, including extensive consultation with stakeholders, robust evidence-informed analysis, and inter-jurisdictional research. The ambitious 10-year strategy will transform the adult learning system to focus on providing the high-quality education, skills and training needed to get Albertans back to work, meet current and future labour market demands, and drive innovation to make Alberta competitive in a global

Government of Alberta | Annual Report 2020 – 2021	101

PERFORMANCE RESULTS

economy. Advanced Education released the Alberta 2030 strategy in April 2021 and will begin implementing related initiatives throughout the year.

Advanced Education also announced the adoption of performance-based funding and the use of Investment Management Agreements (IMAs) for all publicly funded post-secondary institutions in early 2020. Performance-based funding allows a portion of a post-secondary institution’s operating grant provided by government to be based on institutional performance against selected metrics. These metrics are set to achieve specific outcomes for each institution. However, implementation of the IMAs was delayed due to the COVID-19 pandemic and instead, IMAs will be introduced for 2021-22, with a smaller scope that will build momentum for economic recovery and serve as a learning opportunity for future expansion of IMAs.

Objective 3 | Supporting Albertans most in need

Status: Ongoing

Throughout 2020-21, the Government of Alberta has prioritized measures to protect and support Albertans during the pandemic, and protect the province’s most vulnerable. This included providing:

•	Hotel accommodation and culturally appropriate food for more than 1,900 adults and children required to self-isolate;

•	$48 million to homeless shelters and community organizations to protect Albertan’s experiencing homelessness;

•	$9.5 million to food banks and other charities to help residents struggling with food security;

•	More than $30 million in funding for charities, non-profits, and civil society organizations across the province;

•	More than 40 million free masks to Albertans to help control the spread of COVID-19;

•

Partial exemption of the Canada Emergency Response Benefit and full exemption of the Canadian Recovery Benefit for Albertans receiving Income Support or Assured Income for the Severely Handicapped to ensure additional supports for financially disadvantaged households; and

•	More than $50 million in COVID-related mental health supports.

The Government of Alberta also ensured the sustainability of seniors’ financial assistance in 2020-21 by maintaining financial benefit supports for low-income seniors. The Alberta Seniors Benefit provided $316.3 million to more than 170,000 seniors to meet basic needs and assist with monthly living expenses, while the Supplementary Accommodation Benefit provided $81.4 million to low-income seniors residing in long-term care or designated supportive living to pay for their accommodation and assist with living expenses. Other programs supported seniors to remain in their homes and their communities by helping with repairs or adaptations, or by deferring property taxes.

Government continued to create employment opportunities for Albertans with disabilities through the Persons with Developmental Disabilities program, which provides Employment Preparation and Placement Supports.

•	In 2020-21, more than $22 million was invested in connecting more than 2,400 individuals receiving Persons with Developmental Disabilities services to the labour market.

The Government of Alberta recognizes the critical role civil society plays in the well-being of Albertans, as well as its significant contributions to the Alberta economy. Civil society includes non-profit and voluntary organizations, registered charities, informal groups or movements pursuing shared interests, as well as individuals and organizations from the private sector pursuing social good. The Civil Society Fund was

102	Government of Alberta | Annual Report 2020 – 2021

PERFORMANCE RESULTS

established by government in 2020-21 to support innovation and capacity-building for the civil society sector and will provide $20 million over three years in the form of one-time grants for eligible projects. During 2020-21, $7 million was provided to 21 civil society organizations to support the sector’s capacity building and recovery from the impacts of the COVID-19 pandemic.

In addition, the Alberta Human Trafficking Task Force was formed in May 2020 to provide recommendations to government on how to best implement the Action Plan to Combat Human Trafficking. The Task Force’s final report, which is due to government in fall 2021, will provide guidance and recommendations on supports for survivors of human trafficking, and strategies to help government implement the remainder of the nine-point action plan. New legislation, the Protecting Survivors of Human Trafficking Act, was also proclaimed in May 2020, and will protect Albertans at risk of trafficking and strengthens a survivor’s ability to escape physically, emotionally and financially damaging abuse.

Other important legislation includes the Disclosure to Protect against Domestic Violence (Clare’s Law) Act, which came into force in April 2021. The Act allows people at risk of domestic violence to find out if their intimate partner has a violent or abusive past. During 2020-21, the Government of Alberta supported the implementation of Clare’s Law through stakeholder engagement, working groups and by creating a disclosure protocol. Clare’s Law also lets police take a proactive approach to domestic violence prevention, and disclose relevant information to people at risk, and only to those at risk.

The Government of Alberta also works closely with shelter partners across the province to make sure women and children fleeing violence have access to important services and supports, both in shelters and in the community, to help rebuild their lives. In 2020-21, government invested more than $51 million in women’s shelter programming and outreach services to women and families both in shelters and in the community. Intensive supports are provided for vulnerable women and children, addressing multiple and complex needs.

Objective 4 | Make the justice system fairer, faster and more effective

Status: Ongoing

Government continues to work with justice system partners (law enforcement, prosecutors, and judiciary and community service providers) to ensure Albertans feel safe and protected in their communities. Under a new funding model, which came into effect on April 1, 2020, municipalities are sharing the cost of policing in their communities, which will create $22.3 million in revenue to fund new positions in RCMP detachments and specialized units to benefit rural Albertans, including the Rural Alberta Provincial Integrated Defence (RAPID) Response.

•

The phased implementation of RAPID Response will reduce the response times of emergency services in rural areas by expanding the roles and authorities of 400 peace officers in the Sheriffs’ Branch, allowing them to respond to a wider range of calls and to assist the RCMP and other police services in some emergencies, facilitating increased safety in rural Albertan communities.

•

The first phase of RAPID Response was initially scheduled for implementation in December 2020, but was delayed to April 1, 2021, due to the COVID-19 pandemic. Throughout 2020, in preparation for the launch of RAPID Response, work was undertaken to implement computer-assisted dispatching and radio communications. Funding for RAPID Response in 2020-21 included $6.6 million in operational costs and $4.2 million in capital costs.

•

The second phase of RAPID Response will be implemented later in 2021, and will enable Sheriff Highway Patrol to augment the RCMP’s ability to respond to complaints and occurrences related to traffic safety and enforcement so RCMP officers can focus on rural crime.

Government of Alberta | Annual Report 2020 – 2021	103

PERFORMANCE RESULTS

To ensure that criminal matters are dealt with in a timely and appropriate manner, Alberta’s government committed to spending up to $10 million annually to hire 50 new prosecutors and additional support staff over four years. This included hiring 20 additional prosecutors in 2020-21, along with 16 articling students, and support staff to strengthen the Province’s ability to respond to crime, particularly in rural areas, and prosecute matters effectively.

Government implemented the first phase of the Justice Transformation Initiative, which introduced new, immediate roadside penalties with fines up to $2,000. In the coming months, many first time offenders will be able to deal with these penalties through a new online traffic dispute system, which will free up court time, allowing police to focus on the most serious matters. The most serious cases, including repeat offences and impaired driving causing harm, will receive the same roadside penalties, but be prosecuted in court.

To combat cycles of crime and addiction, government has also committed to an investment of up to $5 million annually, starting in 2020-21, to expand the use of Drug Treatment Courts (DTCs) in Calgary and Edmonton, and improving accessibility to Albertans in rural areas. This will ensure that offenders with drug addictions, and facing a jail sentence, have access to a judicially-supervised drug abuse treatment and rehabilitation programs with a community restoration focus that centres on rehabilitating and reintegrating offenders into the community.

•

Existing DTCs in Edmonton and Calgary doubled their government-funded capacity from 20 to 40 participants annually, diverting those experiencing addiction away from the criminal justice system and supporting increased rehabilitation and reintegration to combat the cycle of crime and addiction.

•	In addition, two new DTCs were established during the 2020-2021 fiscal year, in Lethbridge and Medicine Hat, with two additional DTCs planned for late 2021 and a third for spring 2022.

Government worked with policing and law enforcement partners to modernize the Police Act to ensure an appropriate governance framework and policies are in place, so Albertans are confident that police are accountable to the communities they protect. In November 2020, government changed provincial policing standards to ban police in Alberta from randomly and arbitrarily stopping members of the public and asking for personal information, a practice known as “carding”. The new provisions also established clear rules for another common practice, known as “street checks”, to ensure police officers respect the rights of citizens when requesting personal information.

Objective 5 | Building better communities

Status: Ongoing

Government continued to prioritize making housing affordable and accessible for Albertans in 2020-21, and to support more than 110,000 Albertans, including families, seniors and individuals with special needs. This included $182.3 million in capital funding for investments in both existing and new affordable housing during the fiscal year. Ten projects were completed and two projects were partially completed, resulting in a total of 705 new housing units. In addition, $213.3 million in operational funding was provided to support existing services and programs, such as Family and Community Housing, Rent Supplements, Specialized Housing, and Seniors Community Housing, including the Seniors Lodge program and the Seniors’ Self Contained Housing program.

In 2020-21, government also provided $89 million to community-based organizations and municipalities to deliver homelessness programming, including Housing First. The Housing First approach, recognized internationally by government agencies and non-government organizations as best practice for addressing homelessness, involves moving people experiencing chronic homelessness into stable accommodations, without any preconditions. Once in housing, people are provided with supports and access to services that

104	Government of Alberta | Annual Report 2020 – 2021

PERFORMANCE RESULTS

address their specific needs. This may include mental and physical health services, addictions treatment, employment training, housing, and possibly, rent support. Between April 1, 2020, and December 31, 2020, 6,544 Albertans were provided with housing and supports through Housing First in the province’s seven major centres: Calgary, Edmonton, Fort McMurray, Grande Prairie, Lethbridge, Medicine Hat and Red Deer.

In addition, the Affordable Housing Review Panel report, released in December 2020, provided recommendations to government on how to better support housing for Albertans in need, balancing financial sustainability with growing demand. Government accepted all 19 of the panel’s recommendations, which will be used as the cornerstone of its strategy and action plan to transform affordable housing in the province.

Alberta’s government has continued to build partnerships with communities, develop programs and solutions that address barriers such as systemic racism and enable equal access and full participation in the economic and social life of Alberta. The Alberta Anti-Racism Advisory Council provided insight and advice on how to support efforts to address racism, and promote more inclusive and accepting communities across Alberta. Government is reviewing the Advisory Council’s recommendations, which were submitted at the end of March 2021.

To celebrate diverse cultures in Alberta, the Government of Alberta has hosted events to celebrate Ukrainian-Canadian Heritage Day, Diwali, Vaisakhi, Philippine Independence Day, Gujarat Day, Eid al-Fitr, Lunar New Year, Black History Month, and Sri Guru Nanak Dev Ji’s 550th birth anniversary. By providing a platform for cultural groups to celebrate important traditions and share their culture, the Government of Alberta continues to reaffirm its commitment to respecting and celebrating the cultural diversity of Alberta.

In addition, the Multiculturalism, Indigenous and Inclusion grant supports projects that focus on promoting cross-cultural understanding, celebrating diverse backgrounds and helping Albertans understand the impacts of discrimination. Projects can be stand-alone initiatives, new programming or resources for training and education, capacity-building and enhancing cultural awareness. The maximum funding amount per project is $25,000.

The Government of Alberta conducted extensive policy research to understand Alberta’s social finance ecosystem and developed policy options for a Creative Partnerships Alberta program. Government approval of program options is anticipated in 2021-22, with program implementation beginning by the end of the year. The Creative Partnerships Alberta program will adapt to respond to new opportunities and further build the resilience and adaptability of arts, sport, recreation and non- profit organizations.

Objective 6 | Partnering with Indigenous Peoples to pursue opportunities

Status: Ongoing

Indigenous Peoples faced extraordinary challenges during the COVID-19 pandemic. Government worked collaboratively with First Nations and Inuit Health Branch (FNIHB), AHS and First Nations, Métis Settlements, Métis Nation of Alberta, and other Indigenous-serving organizations to coordinate access to necessary health services, supports and products throughout the pandemic, including:

•	Providing vaccine supply to First Nations, Métis Settlements, and urban Indigenous COVID-19 vaccination clinics;

•

Supplying and distributing personal protective equipment and test kits, primary care physicians (21 full-time physicians in 20 centres) and nursing services on-reserve and Métis Settlements where and when required;

•	Increasing virtual physician services offered by the Indigenous Virtual Care Clinic;

Government of Alberta | Annual Report 2020 – 2021	105

PERFORMANCE RESULTS

•	Establishing the Indigenous Coordination Committee and the Indigenous Health Planning Group;

•	Coordinating efforts between FNIHB, AHS Medical Officers of Health, and provincial labs to ensure that positive test results are shared in a timely manner; and

•	Providing more than $6.5 million in grant funding to First Nations, Métis, and other Indigenous-serving organizations to deliver mental health and addictions supports in response to COVID-19.

The Government of Alberta is committed to addressing the health needs of Indigenous peoples in Alberta, including working with the federal government and other partners to streamline how Indigenous peoples access health services, and ensuring cultural appropriateness. In 2020-21, agreements between the Government of Alberta and several Indigenous organizations resulted in better access to health care through the Alberta Indigenous Virtual Care Clinic program and the Indigenous Alternative Relationship Payment program, which provides funding for primary care physicians.

•

The provincial government also provided up to $20,000 each to 38 First Nations, Métis or Indigenous-serving organizations to support their business case development and needs assessments to determine continuing care needs in their communities.

Indigenous Albertans experience multiple barriers to accessing critical disability supports. The Government of Alberta continues to work with First Nations and other Indigenous communities on opportunities to improve access to the Family Support for Children with Disabilities program. The provincial government is also working with the federal government to ensure the needs of adults with developmental disabilities on reserve are met. This includes seeking reimbursement for Persons with Developmental Disabilities (PDD) services provided to First Nations individuals ordinarily residing on reserve.

Beyond health, the Alberta Indigenous Opportunities Corporation (AIOC) helps Indigenous communities participate in commercially viable, major resource projects, and will be an important tool in Alberta’s economic recovery as the most meaningful, innovative economic reconciliation initiative to be established in Canada. In 2020-21, the AIOC provided its first loan guarantee to backstop an investment made by a consortium of six First Nations in Alberta (Alexis Nakota Sioux, Enoch Cree, and Kehewin Cree Nations, O’Chiese, Paul, and Whitefish (Goodfish) First Nations) for the Cascade Power Project. This project will bring 600 jobs within a two-year period for construction.

In 2020-21, Indigenous Relations processed about 10,000 consultation applications for natural resource activities, ensuring that First Nations and Métis Settlements had the opportunity to be meaningfully consulted in accordance with Government of Alberta’s Policies and Guidelines. Of the roughly 10,000 applications processed, Indigenous Relations met application processing timelines for pre-consultation (within four Government of Alberta working days) and adequacy of consultation assessments (within 10 Government of Alberta working days) 100 percent of the time, which is a two per cent increase from 98 per cent in 2019-20.

106	Government of Alberta | Annual Report 2020 – 2021

PERFORMANCE RESULTS

Performance Indicator: Unplanned Readmissions to Hospital

Status: Stable

Percent of Medical Patients with Unplanned Readmissions to Hospital within 30 Days of Discharge

Source: Alberta Health

For sources and notes see page 119.

The percentage of unplanned readmissions of patients recently hospitalized because of a medical condition has remained relatively stable over the past five years. The preliminary 2020-21 result of 13.2 per cent is 0.5 percentage points lower than in 2019-20. The Canadian Institute for Health Information ranked Alberta fifth out of 12 provinces/territories in 2019-20.

AHS continues to monitor hospital readmissions and a range of initiatives have been undertaken to address the needs specific to each geographical health zone. For example, patients with multiple chronic conditions can now be linked to Community Health Navigators to assist them with system navigation, understanding information, locating community resources, and supporting self-management. Recent enhancements to the health information system that enables electronic notification of primary care doctors when their patient is admitted or discharged from hospital have also improved coordination of care.

Government of Alberta | Annual Report 2020 – 2021	107

PERFORMANCE RESULTS

Performance Indicator: High School Completion Rate

Status: Improving

Percentage of Students Who Completed High School within Five Years of Entering Grade 10

Source: Ministry of Education

For sources and notes see page 119.

For the 2019-20 school year, Alberta Education set a target of 85.3 per cent for high school completion within five years of entering Grade 10. This target has been exceeded with the result of 85.8 per cent, and represents a 0.9 per cent increase since the previous year. Alberta’s high school completion rate has been steadily increasing over the past five years, and the ministry is focused on continued improvement of this performance.

108	Government of Alberta | Annual Report 2020 – 2021

PERFORMANCE RESULTS

Performance Indicator: Property Crime and Violent Crime

Status: Increasing

Violent and Property Crime Rates per 100,000 Population

Source: Uniform Crime Reporting Survey, Canadian Centre for Justice and Community Safety Statistics

For sources and notes see page 120.

These crime rates measure the volume of police-reported crime, including all Criminal Code violations (except traffic infractions). Tracking these metrics assists the ministry in developing and implementing effective policies and programs to combat crime in Alberta communities. Statistics were not yet available for 2020 at the time of writing.

Between 2018 and 2019, Alberta’s overall violent crime rate and property crime rate increased eight per cent and seven per cent, respectively.

In response, Alberta is taking action to reduce response times with RAPID Response and strengthen trespassing laws with tougher penalties. The Government of Alberta has also steadily increased the number of provincially-funded police officer positions to increase policing capacity within Alberta.

Government of Alberta | Annual Report 2020 – 2021	109

PERFORMANCE RESULTS

Priority Three: Standing Up for Alberta

Alberta is a major contributor to the Canadian economy, attracting nearly a quarter of the capital investment in the country last year and responsible for more than 20 per cent of internationally exported Canadian goods. Alberta’s fiscal contribution to the Canadian federation has been and remains equally substantial. Over the past 25 years, Albertans have made a net contribution to Canada of more than $400 billion (in 2019 dollars).

Alberta’s ongoing economic and fiscal contributions to Canada play a vital role in driving and sustaining the national economy, as well as in funding the federal programs upon which all Canadians rely.

Objective 1 | Getting pipelines built

Increasing market access and protecting the value of Alberta’s energy exports are top priorities for Alberta’s government. Without proper access to world markets, Canada and Alberta continue to lose billions of dollars.

Status: Ongoing

Energy resource development in Alberta is a key provider of investment, jobs, business opportunities, taxes and royalty revenues that fund important government programs for Albertans. Provinces hold the right to control and develop their natural resources and compete freely and fairly in the national and international economies.

To defend Alberta’s provincial jurisdiction over natural resource projects, including pipelines, government launched a constitutional challenge of the federal Impact Assessment Act (Bill C-69) with the Alberta Court of Appeal. Alberta maintains that the Act unfairly expands the range of federal oversight into exclusively provincial jurisdiction, which will ultimately drive away the private investments needed to create jobs to support both Canada and Alberta’s economic recovery. Alberta is being supported by the governments of Saskatchewan and Ontario in this challenge. A decision is expected in fall 2021.

Alberta’s ongoing advocacy work to fight for the energy sector and the hard-working Albertans saw some success with respect to the timely completion of vital pipeline projects. This included the Trans Mountain expansion project, which was about 22 per cent complete at the end of the 2020 calendar year, as well as on Enbridge’s Line 3 replacement project.

Trans Mountain Expansion Project

Construction continued on the Trans Mountain Pipeline Expansion Project in fiscal 2010-21, which will create 1,800 good-paying jobs in Alberta and 2,200 in British Columbia. The pipeline will increase capacity from approximately 300,000 barrels per day to 890,000 barrels when operational in December 2022, resulting in billions of dollars for Canadians and well-paying jobs throughout the country. The Conference Board of Canada projects that the project will generate roughly $73 billion in increased revenues over a 20-year period, while combined government revenue is forecast to be $46.7 billion, with British Columbia receiving $5.7 billion, Alberta receiving $19.4 billion and the rest of Canada receiving $21.6 billion.

Keystone XL (KXL)

Following the US election in 2020, President Joe Biden signed an executive order that led to TC Energy suspending activity on the pipeline in January 2021, and ultimately terminating the project in June 2021, resulting in more than 2,000 job losses on both sides of the border. This demonstrates the continued need for advocacy by the federal government on pipeline projects now and in the years to come.

The KXL pipeline would have delivered crude oil from western Canada to refineries in the US Gulf Coast, providing North America with a stable, secure supply of crude oil, and reducing reliance on foreign oil. KXL has benefitted from widespread support from U.S. lawmakers including all governors in the states through

110	Government of Alberta | Annual Report 2020 – 2021

PERFORMANCE RESULTS

which the pipeline travels. The project was projected to create 17,000 jobs for Canadians and generate billions of dollars in employment income for both Canadian and US workers.

The Enbridge Line 3 Project

The Enbridge Line 3 Project is replacing 1,600 kilometers of 60-year old pipeline between Alberta and Wisconsin. This project will restore the pipeline to its original capacity of 760,000 barrels per day and will provide reliable energy, jobs and economic benefits on both sides of the border. Construction is now more than 50 per cent complete, and the final 337 miles of the project began in Minnesota on December 1, 2020, despite legal challenges brought by the Minnesota Commerce Department, as well as several environmental and indigenous groups. The pipeline is expected to be in service in the fourth quarter of 2021.

Objective 2 | Standing up to foreign influences on Alberta’s natural resources

Status: Ongoing

The Government of Alberta continues to stand up to foreign special interests who have been waging campaigns to land lock Alberta’s oil and gas. Canada’s energy sector is under increased public scrutiny from both the investment community and a number of well-funded and well-organized anti-fossil fuel groups, which continue to misrepresent the sector’s environmental performance. Government remains committed to defending Alberta’s energy industry through the Canadian Energy Centre (CEC), by administering the Indigenous Ligation Fund, and investigating anti-Alberta energy campaigns through the ongoing public inquiry.

The CEC was established as an independent provincial corporation with the mandate to promote Canada as the supplier of choice for the world’s growing demand for responsibly produced energy. Over the last year, the CEC continued its “When We Work, Canada Works” campaign across Canada, highlighting pipelines, economic growth, jobs, and tax revenues as part of a longer term strategy supporting COVID-19 economic recovery. The CEC continues to grow its network and inform Canadians and citizens around the world about how Canadian energy is produced with the world’s highest environmental, social, and governance standards.

In July 2019, the Government of Alberta launched a public inquiry, under the Public Inquiries Act, into anti-Alberta energy campaigns that are supported by foreign organizations. Through this inquiry, government will acquire the necessary information to enable government to respond effectively to those campaigns by identifying those foreign interests.

•

In 2020, the Public Inquiry Commissioner determined additional time was needed to complete a final report and to fairly and justly complete the inquiry process. The final report is to be submitted to the Minister of Energy no later than July 31, 2021.

For many Indigenous communities in Alberta, responsible natural resource development presents an important economic opportunity to support community-level social and economic programs. As such, government administers the Indigenous Litigation Fund to support Indigenous Peoples’ advocacy for responsible resource development ensuring Indigenous communities in Alberta have the financial capacity to litigate for responsible resource development in their communities. The Litigation Fund was extended as part of Budget 2021 with a commitment of $3 million.

Objective 3 | A fair deal for Alberta

Status: Ongoing

The Fair Deal Panel was tasked by government with finding ways to give Alberta a stronger voice within the federation, including fairer funding allocations from Ottawa, increasing our power over areas of provincial

Government of Alberta | Annual Report 2020 – 2021	111

PERFORMANCE RESULTS

jurisdiction, and advancing our vital economic interests, such as building pipelines. The final report was delivered to government with 25 recommendations, the majority of which were accepted, some in principle, and are in various stages of implementation.

Fair deal for Alberta in federal-provincial fiscal relations

For many years, Alberta has been the economic and fiscal engine of Canada. Alberta’s economy has shrunk, yet its fiscal contributions to the country continue to exceed the amounts returned to the Province in federal spending and transfers. Over the past 25 years alone, Albertans have made a net contribution to Canada of more than $400 billion (in 2019 dollars), as measured by the difference between what Albertans pay to the federal government in taxes and what they receive back in federal spending and transfers.

Transfer payments are made by the Government of Canada to provinces and territories under the Federal–Provincial Fiscal Arrangements Act, including the Fiscal Stabilization Program, the Equalization Program, the Canada Health Transfer (CHT) and the Canada Social Transfer (CST). Alberta was instrumental in inter-provincial efforts in support of reform including:

•

In September 2020, Canada’s Premiers collectively called upon the federal government to support a sustainable health funding partnership through an immediate, substantial increase to the CHT. In December 2020, the Prime Minister committed to increasing federal funding to provinces through the CHT. Negotiations on the CHT are continuing in 2021.

•

Provincial and Territorial Premiers also collectively requested removal of the arbitrary $60 per resident cap on fiscal stabilization payments, retroactive to 2015-16. In response, the federal government increased the cap to $170 per provincial resident starting in 2019-20. While an improvement, this still results in significantly less that what the provinces would have received had Ottawa implemented the changes as recommended by the provinces and territories, which included eliminating the cap retroactively to 2015-16 and reducing the revenue decline thresholds. Based on current estimates, the Province is unlikely to receive any significant gains from the increase to the cap.

Fair deal for taxpayers

Part of getting a fair deal for Albertans is ensuring prudent, responsible, and transparent management of taxpayer dollars by their provincial government. Government began taking steps to bring spending down in 2019, and outside of our pandemic response, we have made good progress. While balancing the budget remains a high priority for this government, the pandemic and the resulting economic realities have significantly affected revenues and the ability to reduce government’s footprint.

In 2020-21, government continued to identify better ways of funding service delivery in accordance with the recommendations of the MacKinnon Panel. Some key initiatives include:

•

An ongoing comprehensive review of project delivery methods across the public sector for all of the government’s procurement and project delivery practices to determine the optimal structure and organization to ensure effective and efficient procurement of goods and services.

•	Updating the funding model for K-12 to provide more predictable funding to school authorities and more flexibility in how school authorities direct funds based on their school and community needs.

•

Expanding laundry contracting services province-wide from 68 per cent to 100 per cent, which eliminates the need to have spent more than $38 million in capital upgrades that would otherwise be immediately necessary. Full transition to the third-party provider allows for the reinvestment of health-care dollars into direct patient care.

112	Government of Alberta | Annual Report 2020 – 2021

PERFORMANCE RESULTS

While our spending has temporarily and necessarily risen to meet the challenges of the COVID-19 pandemic and the resulting economic crisis, through Budget 2021 government developed three Fiscal Anchors to guide fiscal decision-making going forward.

•

First, government will bring spending in line with that of other provinces. In its report, the MacKinnon Panel highlighted that Alberta has spent more per capita than comparable provinces without achieving better outcomes. We are continuing to evaluate Alberta’s spending levels and outcomes relative to comparable jurisdictions, and take actions to be at least as efficient.

•	Second, government will keep debt manageable by keeping Alberta’s net debt to Gross Domestic Product (GDP) ratio below 30 per cent, ensuring government’s ability to repay its current debt.

•	Third, once we can see our way clear of the pandemic, we will present a clear path and timeline for balancing the budget

Performance Indicator: Alberta’s Oil Sands Supply Share of Global Consumption

Status: Improving

Alberta’s Oil Sands Supply Share of Global Consumption

Source: Alberta Energy Regulator, International Energy Agency Oil Market Report

For sources and notes see page 120.

Alberta’s oil sands supply share of global consumption reflects the development of Alberta’s oil sands, and its role in global energy markets. This performance indicator is linked to the economic benefits Albertans’ experience from investment in responsible energy and mineral development, and access to global markets.

Alberta’s share in 2020 increased to 3.3 per cent from 3.1 per cent in 2019, in spite of the worldwide impacts of COVID-19 on global oil consumption. The rate of global year-over-year oil consumption decreased by 8.7 per cent from 99.7 million barrels per day (bpd) in 2019, shrinking to 91.0 million bpd in 2020, a drop attributable to the global pandemic. Even with reduced global consumption, Alberta’s oil sands supply continues to trend steadily upwards, pushing past the plateau of 3.1 per cent observed over 2018 and 2019.

There are several levers available to the Government of Alberta, which can indirectly affect the results of this indicator, such as fiscal and royalty regimes, government policies that influence industry performance, promotion of market access, intergovernmental relations, energy research and development, and environmental regulations. Using these tools, government will continue to advocate that Alberta energy is responsibly produced and indispensable to Canada and the world.

Government of Alberta | Annual Report 2020 – 2021	113

PERFORMANCE RESULTS

Performance Indicator: Upstream Energy Sector Investment

Status: Decreasing

Total investment in the upstream energy sector in Alberta by year ($ billions)

Source: Statistics Canada

For sources and notes see page 120.

Upstream energy investment in Alberta consists of mining, quarrying, conventional oil and gas investment, oil sands investment, as well as support activities. Alberta has to compete for investment with other oil and gas producing jurisdictions to ensure continuous development of its energy industry.

During 2020, the COVID-19 pandemic had a significant negative impact on global energy demand, and as oil production experienced resulting reductions, investment in the sector also experienced a significant decline. Preliminary estimates of investment in the sector are expected to be $16.6 billion for 2020, the lowest level reported by Statistics Canada for the entire 2006-2020 period. By comparison, total upstream energy industry investment in Alberta for 2019 was $25.1 billion, $1.1 billion higher than the preliminary estimate of $24 billion reported in the 2019-20 annual report, which accounted for 55 per cent of Canadian upstream investment that year.

While Alberta’s energy sector was impacted in 2020, significant investment declines from 2019 to 2020 were also seen in other Canadian energy-producing provinces, including British Columbia and Saskatchewan.

That said, Alberta still attracted more investment in the energy industry than the rest of Canada combined, and was estimated to account for 53 per cent of the total Canadian investment in this industry. Looking forward, the Canadian Association of Petroleum Producers is forecasting an 18 per cent increase in upstream investment in 2021, offering significant opportunity for Albertan natural gas and oil producers to expand their access to global markets as the global economy’s energy demand returns to pre-COVID-19 levels.

114	Government of Alberta | Annual Report 2020 – 2021

PERFORMANCE RESULTS

Performance Indicator: Fiscal Accountability Rating

Status: Decreasing

C.D. Howe Institute Fiscal Accountability Rating

	2015-16	2016-17	2017-18	2018-19	2019-20

Alberta Rating	A+	A+	A	A	B+

Source: C.D. Howe Institute

For sources and notes see page 121.

Treasury Board and Finance (TBF) published quarterly and mid-year fiscal updates and the annual budget, in compliance with legislation and the Public Sector Accounting Standards. TBF also prepares various public disclosures, all within legislated deadlines, such as General Revenue Fund (Blue Book), Grant Disclosure, Selected Payments to MLAs and the Government of Alberta Consolidated Financial Statements. Timely, accurate and compliant publication of fiscal information is fundamental to government demonstrating excellence in accountability, transparency and safeguarding public assets for Albertans. The decline in rating was mainly due to the delay of publishing the government and ministry annual reports due to the COVID-19 pandemic.

Government of Alberta | Annual Report 2020 – 2021	115

PERFORMANCE RESULTS

Performance Indicators – Sources and Notes

Priority One: Getting Alberta back to work

Employment: Private sector employment

Source:

Statistics Canada, Table: 14-10-0027-01

Note(s):

Statistics Canada’s Labour Force Survey is the primary source of statistics on employment and unemployment in Canada and the provinces. The Labour Force Survey is conducted by Statistics Canada across the country. The target population is the non-institutionalized population 15 years of age and over. The survey is conducted nationwide, in both the provinces and the territories. Excluded from the survey’s coverage are: persons living on reserves and other Aboriginal settlements in the provinces; full-time members of the Canadian Armed Forces, the institutionalized population, and households in extremely remote areas with very low population density. These groups together represent an exclusion of less than two per cent of the Canadian population aged 15 and over.

Employment: Albertans self-employed

Source:

Statistics Canada, Table: 14-10-0027-01

Note(s):

Statistics Canada’s Labour Force Survey is the primary source of statistics on employment and unemployment in Canada and the provinces. The Labour Force Survey is conducted by Statistics Canada across the country. The target population is the non-institutionalized population 15 years of age and over. The survey is conducted nationwide, in both the provinces and the territories. Excluded from the survey’s coverage are: persons living on reserves and other Aboriginal settlements in the provinces; full-time members of the Canadian Armed Forces, the institutionalized population, and households in extremely remote areas with very low population density. These groups together represent an exclusion of less than two per cent of the Canadian population aged 15 and over.

Investment: Non-residential investment in Alberta

Source:

Statistics Canada

Note(s):

Statistics Canada’s Capital and Repair Expenditures Survey: Actual, Preliminary Actual and Intentions (CAPEX) collects information from all industries once a year about their actual past years’ capital investments, as well as their intended investments for the current year. On occasion, where economic changes justify the need, data on the revised intentions are also collected for the current year.

116	Government of Alberta | Annual Report 2020 – 2021

PERFORMANCE RESULTS

Priority Two: Making life better for Albertans

Health: Unplanned Readmissions to Hospital

Source:

Alberta Health

Note(s):

The indicator is similar to that of the Canadian Institute for Health Information (CIHI), which introduced it in 2010-11. Alberta slightly modifies the Canadian methodology to allow for timelier reporting; the national data report has an 18-month delay. The information is collected in the Morbidity and Ambulatory Care Abstract Reporting System. Processed data records are submitted to both Alberta Health’s Discharge Abstract Database and the national CIHI system. The discharge Alberta Abstract Database is updated monthly.

The indicator tracks the percentage of medical patients with unplanned readmission to hospital within 30 days of leaving the hospital. Results exclude hospital admissions for surgery, pregnancy, childbirth, mental health diseases and disorders, palliative care, and cancer therapy.

Education: High School Completion Rate

Source:

Ministry of Education

Note(s):

The high school completion rate indicates/reports the percentage of students who completed high school within five years of entering Grade 10. While the majority of students complete high school within three years of entering Grade 10, the five-year rate recognizes that it may take more time for some students to finish high school.

In addition to those who earn a high school diploma or certificate, Alberta’s high school completion rate also includes students who enter an Alberta post-secondary institution or an apprenticeship program within five years of entering Grade 10. This measure also includes those who have earned credits in a minimum of five Grade 12 courses, including one Language Arts diploma examination course and three other diploma examination courses.

High school diplomas were awarded to all eligible students at the discretion of their principals in the absence of diploma examinations in 2019-20. Caution should be used when interpreting high school completion trends over time.

This measure is important for entry to the labour force and post-secondary programs.

Government of Alberta | Annual Report 2020 – 2021	117

PERFORMANCE RESULTS

Public safety: Property Crime and Violent Crime

Source:

Uniform Crime Reporting Survey, Canadian Centre for Justice and Community Safety Statistics

Note(s):

The Crime Severity Index (CSI) measures both the volume and severity of crime, and includes all Criminal Code and other federal statute violations. Violent crime includes all police-reported violent violations, which deal with the application or threat of force to a person. Non-violent crime involves all police-reported property violations, other Criminal Code violations, Criminal Code traffic violations, and other federal statute violations. To determine the severity of a crime, all crimes are assigned a weight based on actual sentences handed down by the courts in all provinces and territories. More serious crimes are assigned higher weights, while less serious crimes are assigned lower weights. As a result, more serious offences have a greater impact on changes in the index.

Priority Three: Standing up for Alberta

Alberta’s Oil Sands: Supply Share of Global Oil Consumption

Source:

Alberta Energy Regulator, International Energy Agency Oil Market Report

Note(s):

This measure is calculated as the annual ratio of the total number of barrels of Alberta oil sands production over the total number of barrels of world oil consumption. The total for annual barrels of Alberta oil sands production is the sum of total mined and in-situ bitumen production in any given calendar year. Bitumen production data is calculated from Alberta Energy Regulator’s reports. Global oil consumption data is based on the Oil Market Report, published by the International Energy Agency.

Energy Sector Investment: Upstream Energy Sector Investment

Source:

Statistics Canada

Note(s):

This indicator reports upstream investment in Alberta’s Mining, Quarrying, and Oil and Gas Extraction sector. It also puts Alberta in the national context, by reporting Alberta’s mining, quarrying, and oil and gas investment as a percentage of total Canadian investment in the sector. The data for the Indicator is taken from Statistics Canada. Data is reported on a calendar-year basis. In addition to actual results, the present indicator also reports the most current preliminary actual result, to enhance the timeliness of data presentation. The preliminary results will be revised once the actual results become available.

118	Government of Alberta | Annual Report 2020 – 2021

PERFORMANCE RESULTS

Government Spending: Fiscal Accountability Rating

Source:

The ABCs of Fiscal Accountability: Grading Canada’s Senior Governments, 2020, CD Howe Institute, August 13, 2020

https://www.cdhowe.org/sites/default/files/attachments/research_papers/mixed/Commentary%20577_0.pdf

Note(s):

The CD Howe Institute published a report on the fiscal accountability, transparency and reliability of Canadian governments, focusing on the relevance, accessibility, timeliness and reliability of a government’s budgets, estimated spending authorized by legislatures, and audited year-end financial statements. The report ranks the fiscal accountability, transparency and reliability from A to F.

Government of Alberta | Annual Report 2020 – 2021	119

PERFORMANCE RESULTS

120	Government of Alberta | Annual Report 2020 – 2021